

IGNITING THE MOMENTUM

2025 ANNUAL REPORT

2025 marked a pivotal year for Helios Technologies—returning to growth, expanding gross margin, and generating record cash flow—as we also celebrated our 55th corporate anniversary. Through disciplined execution, portfolio optimization, and a renewed focus on customer-centric innovation, we strengthened our foundation and built meaningful momentum entering 2026.

With a clear strategy and energized culture, we are well positioned to drive sustainable growth and long-term value for our shareholders.

Sales

$839M

Diluted EPS/Diluted Non-GAAP EPS*

$1.45/$2.56

Adjusted EBITDA*
$161M

Colleagues
~2,300

Non-GAAP Adjusted Operating Income*
$129M

Active Patents and Trademarks
~300

Cash from Operations
$127M

Number of Countries Sold Into
~80

*Includes certain non-GAAP adjustments and financial measures. See non-GAAP reconciliations for additional details and reconciliations.



LETTER TO OUR SHAREHOLDERS

DEAR FELLOW SHAREHOLDERS,

We are energized by the significant progress our global Helios Technologies team made with our turnaround performance in fiscal year 2025. We delivered strong financial results, which included generating profitable sales growth for the first time in three years, driving record cash flow, and fortifying our balance sheet. We demonstrated resilience and disciplined execution amid the uneven global markets and ongoing macroeconomic uncertainty. While several of our key end markets remained soft, we remained steadfast in our commitment to partnering with our customers to drive the next generation of technology advancements. Our foundation is strong as ever thanks to our diversified portfolio, attention to operational excellence, and a global team aligned with the Company's strategic priorities.

Over the past year, we refined The CORE 2030 Strategy to capitalize on our growth opportunities, revamped our go-to-market approach, and drove enhanced operational excellence. We also instituted a strong culture of customer centricity, accountability, and creative thinking. The energized and elevated culture has ignited the momentum that will drive us into the future. In fact, the accelerated level of new products launched in the year will provide the growth engine to expand share across the markets we serve while also enabling us to enter new adjacencies.

Our history as a leader in the hydraulics and electronics markets and our performance over the past year have further solidified our confidence in our unique market positioning. As we move into 2026, our execution is guided by The CORE 2030 Strategy leveraging Helios' Momentum Model designed to scale our business and drive sustained value creation for our shareholders.

2025 PERFORMANCE AND EXECUTION

We entered 2025 with a clear plan to restore growth and build a more predictable, performance-driven culture. By year-end, we had delivered on that plan with 2025 results reflecting rigorous execution against the key focus areas that we established at the beginning of the year.

Key financial highlights for 2025 included:

- Sales of $839 million, up over 4% reported and 6% on a pro-forma[1] basis.
- Delivered four consecutive quarters of gross margin expansion ending the year with gross margin of 32.3% in 2025, up 100 basis points versus 2024.
- Diluted EPS of $1.45, up 24%, and diluted non-GAAP EPS[2] of $2.56, up 22%.
- Record cash from operations of $127 million and another year of record free cash flow.
- Total debt was reduced by $82 million or 18%; cash flow and debt reduction greatly enhanced liquidity which surpassed total debt.

Operationally, we executed on several important initiatives:

- **Returned to growth** across both business segments by reshaping our go-to-market model, reallocating resources closer to the customer, and increasing the pace of new product introductions.
- **Optimized our portfolio** through the divestiture of Custom Fluidpower, sharpening our focus on core Hydraulics and Electronics capabilities. We also reallocated engineering resources to our core businesses to further strengthen our customer-centric approach.
- **Drove operational excellence** with four consecutive quarters of gross margin expansion, improved working capital, and tighter cost control. We demonstrated that

---

[1]Pro forma for the divestiture of Custom Fluidpower.
[2]Includes certain non-GAAP adjustments and financial measures. See non-GAAP reconciliations for additional details and reconciliations.





POWERING PROGRESS AT THE HEART OF MOTION & CONTROL

VISION
To be the world's most trusted and preferred provider of premium technologies that ensure safety, reliability, and seamless connectivity while enabling a superior user experience.

MISSION
We deliver innovative, premium-quality hydraulic and electronic solutions through our trusted global brands enabling our customers to keep their products operating efficiently and with confidence.

STRATEGY
By 2030, Helios Technologies will be a diversified, customer-centric global enterprise distinguished by innovation, operational speed, and a high-performance culture. We will leverage these competitive advantages to deliver unmatched customer value and top–tier financial returns.

PERFORMANCE PRIORITIES

Protect & grow the business
5%+ organic Sales CAGR, outpacing the market
~$500M from acquisitions; new end markets

Deliver product & quality superiority
Voice of customer driven innovation
Set the benchmark for customer satisfaction

Drive operating leverage through productivity
Centers of excellence in the region, for the region
Safety, quality, delivery, and cost improvements

Generate sustainable profitable growth
100bps+ of annual EBITDA margin
Best-in-class cash flow engine

FINANCIAL TARGETS

Double Sales
$1.6B by 2030

Adj. EBITDA Margin[2] Expansion
25%+ of Sales by 2030

Adj. Operating Income Margin[2] Expansion
20%+ of Sales by 2030

GUIDING PRINCIPLES People-Powered, Team-Driven | Safety & Ethics – Always | Delighting Our Customers



THE CORE 2030 STRATEGY SETS A CLEAR PATH TO DOUBLE HELIOS' SALES, WHILE DELIVERING TOP-TIER MARGINS AND LONG-TERM VALUE CREATION.

volume is significant to our earnings power, customer centricity and innovation are key to driving growth, and our cost structure provides strong operating leverage.

- **Strengthened execution discipline** by achieving or exceeding quarterly guidance for nine consecutive quarters. This is the operational rigor and accountability that now defines our team.
- **Returning incremental capital to shareholders** with the addition of a new share repurchase program. Repurchased 330,000 shares of common stock for $13.6 million in 2025. Paid dividends for over 28 consecutive years.
- **Fortified our organizational structure** with the right people in the right seats to power our future.

Simply put, we are building a stronger, more resilient, and more scalable Helios. The progress we made in 2025 is remarkable—but what excites us more is that we're just getting started.

EXECUTING ON GO-TO-MARKET STRATEGY AND ELEVATING INNOVATION

We made targeted investments to strengthen our go-to-market capabilities, including expanding our business development efforts and aligning dedicated sales resources to better serve our customers. Through focused account planning and deeper engagement with our distribution partners, we are taking deliberate actions to increase mindshare and capture incremental growth across our key markets. These efforts are building a more robust and visible sales funnel, positioning us to convert growing opportunities into sustained organic growth. As we continue to sharpen our commercial execution, we are pairing these initiatives with an accelerated pace of product innovation to further differentiate our offerings and deepen our customer relationships.

Our **Hydraulics** segment broadened our cartridge valve, manifold, and quick-release coupling offerings with higher-value, electro-

hydraulic and integrated solutions designed for demanding customer applications. This positions Helios to drive market gains by deepening penetration into existing core categories while expanding our product portfolio to address new ones. We improved operational lead times to levels that enabled us to win market share. We also strengthened our channel partner relationships and used enhanced data analytics to improve visibility and accelerate opportunity identification.

Our **Electronics** segment launched next-generation displays, controllers, software, and interface solutions with enhanced connectivity and functionality that provide us with competitive advantages. Our teams are leveraging technology platforms to create products that serve multiple applications which enables us to expand our serviceable end markets. The results reflect our Electronics business is benefiting from new customer wins and increasing content per application.

THE CORE 2030 STRATEGY

In 2025, we developed The CORE 2030 Strategy, which sets a clear roadmap for Helios to double the sales of the Company while delivering top-tier margins.

By 2030, we intend for Helios to be a diversified, customer-centric global enterprise distinguished by innovation, operational speed, and a high-performance culture, leveraging these advantages to deliver unmatched customer value and strong financial results.

The CORE 2030 Strategy is anchored by four performance priorities:

- **Protect and grow the business:** Deliver 5%+ organic Sales CAGR, outpacing our markets, while adding ~$500 million of sales from acquisitions to achieve $1.6 billion in sales by 2030.
- **Deliver product and quality superiority:** Use voice of customer driven innovation to set the benchmark for customer satisfaction.

- **Drive operating leverage through productivity:** Optimize our regional centers of excellence with our "in the region, for the region" approach and focus relentlessly on safety, quality, delivery, and cost improvements.
- **Generate sustainable profitable growth:** 100+ basis points of annual EBITDA margin expansion while maintaining a best-in-class cash flow engine to deliver 25%+ adjusted EBITDA margin[1] and adjusted operating income margin[1] of 20%+.

We will execute this strategy by employing Helios' Momentum Model, which links customer driven innovation, global and market expansion, operational centers of excellence, and strategic acquisitions with focused capital allocation into a coherent operating framework for long-term value creation.

THE MOMENTUM IS IGNITED

Helios enters 2026 with renewed momentum, a strengthened leadership team, a sharpened portfolio, and a clear long-term strategy. We have evolved our key focus areas as we enter 2026 to include: executing on our strategic framework, evolving our go-to-market, institutionalizing innovation, achieving operational excellence, improving organizational development, and maximizing value creation. Importantly, we must continue to advance our progress through our shared values of **H**onesty, **E**xcellence, **L**earning, **I**nnovation, **O**wnership and **S**olutions.

For over 55 years, our success at Helios Technologies has been grounded in a deep understanding of customer needs and an innovative ability to deliver reliable, high-performance solutions. Looking ahead to 2026, Helios is well-positioned to deliver continued growth, enhanced profitability, and robust cash generation. Our balance sheet is well positioned with ample financial capacity to fuel growth investments, drive scale and deliver compelling returns that result in long-term shareholder value creation.

We are grateful for the backing of our dedicated global team and the steady confidence of our shareholders. We look forward to building on our momentum in 2026 and we thank you for being part of the journey.

Sincerely,

SEAN P. BAGAN
President &
Chief Executive Officer

JEREMY S. EVANS
Executive Vice President,
Chief Financial Officer

[1]Includes certain non-GAAP adjustments and financial measures. See non-GAAP reconciliations for additional details and reconciliations.

DIVERSIFIED MARKETS POWERED BY PREMIUM SOLUTIONS ACROSS HYDRAULICS AND ELECTRONICS

We deliver a broad portfolio of Electronics and Hydraulics solutions across diverse global end markets. Our Electronics offerings enhance system intelligence through connected displays, controls, and software, while our Hydraulics products provide critical motion control and fluid conveyance for demanding applications.

Together, these capabilities position us to expand our presence across existing markets while capturing opportunities in new and adjacent applications.

2025 SEGMENT SALES & END MARKETS[1]

ELECTRONICS ··· **38%**

- **40%** Health & Wellness
- **33%** Recreation
- **15%** Industrial
- **9%** Mobile
- **3%** Other

HYDRAULICS ··· **62%**

- **44%** Mobile
- **22%** Agriculture
- **20%** Other
- **14%** Industrial

[1]2025 Sales and End Market metrics pro forma for Custom Fluidpower divestiture.

Rich Heritage of Businesses Headquartered Globally

Global "In the Region, for the Region" Footprint
with Capacity to Support Growth Plan



31 Years in business

80 Years in business

46 Years in business

26 Years in business

50 Years in business

87 Years in business

56 Years in business

75 Years in business

31 Years in business

23 Years in business

AMERICAS
57%/58%
of Sales/of Employees

EMEA
25%/27%
of Sales/of Employees

APAC
18%/15%
of Sales/of Employees

FINANCIAL HIGHLIGHTS

SALES
($ in millions)



2025	2024	2023
$839.0	$805.9	$835.6

CASH FROM OPERATIONS
($ in millions)



2025	2024	2023
$127.3	$122.1	$83.9

DILUTED NON-GAAP EPS*



2025	2024	2023
$2.56	$2.10	$2.34

ADJUSTED EBITDA MARGIN*
(as a % of Sales)



2025	2024	2023
19.2%	19.2%	19.3%

(in millions except per share data)	FOR THE YEAR ENDED		
Statement of Operations:	Jan 3, 2026	Dec 28, 2024	Dec 30, 2023
Sales	$839.0	$805.9	$835.6
Gross profit	$271.2	$252.3	$261.7
Operating income	$66.0	$81.8	$79.9
Non-GAAP adjusted operating income*	$129.2	$122.8	$130.7
Net income	$48.4	$39.0	$37.5
Non-GAAP adjusted net income*	$85.3	$69.7	$77.1
Net income per share:			
Basic	$1.46	$1.17	$1.14
Diluted	$1.45	$1.17	$1.14
Non-GAAP adjusted net income per diluted share*	$2.56	$2.10	$2.34
Dividends per common share	$0.36	$0.36	$0.36
Other Financial Data:			
Depreciation and amortization	$63.0	$63.8	$63.8
Capital expenditures	$23.7	$27.0	$34.3
Balance Sheet Data:			
Cash and cash equivalents	$73.0	$44.1	$32.4
Working capital	$271.7	$245.6	$251.8
Total assets	$1,514.5	$1,505.4	$1,590.4
Total debt	$367.1	$449.5	$524.8
Shareholders' equity	$931.5	$864.4	$854.6

Results of Operations	FOR THE YEAR ENDED		
	Jan 3, 2026	Dec 28, 2024	Dec 30, 2023
Gross margin	*32.3%*	*31.3%*	*31.3%*
*Adjusted operating margin**	*15.4%*	*15.2%*	*15.6%*
*Adjusted EBITDA margin**	*19.2%*	*19.2%*	*19.3%*
*Adjusted net income margin**	*10.2%*	*8.6%*	*9.2%*
Net cash provided by operating activities as a percent of sales	*15.2%*	*15.2%*	*10.0%*

NON-GAAP RECONCILIATIONS

Non-GAAP Adjusted Operating Income Reconciliation	FOR THE YEAR ENDED					
	Jan 3, 2026	Margin	Dec 28, 2024	Margin	Dec 30, 2023	Margin
GAAP operating income	$66.0	7.9%	$81.8	10.2%	$79.9	9.6%
Acquisition, divestiture, and financing-related expenses[1]	1.7	0.2%	1.0	0.1%	4.3	0.5%
Restructuring charges[2]	1.6	0.2%	5.3	0.7%	12.1	1.4%
Officer transition costs	1.4	0.2%	1.9	0.2%	1.2	0.1%
Acquisition-related amortization of intangible assets	31.7	3.8%	31.5	3.9%	32.9	3.9%
Goodwill impairment	25.9	3.1%	—	—	—	—
Other	0.9	0.1%	1.3	0.2%	0.3	0.0%
Non-GAAP adjusted operating income*	$129.2	15.4%	$122.8	15.2%	$130.7	15.6%
GAAP operating margin	*7.9%*		*10.2%*		*9.6%*	
Non-GAAP adjusted operating margin	*15.4%*		*15.2%*		*15.6%*	
Sales	$839.0		$805.9		$835.6	

Adjusted EBITDA Reconciliation						
Net income	$48.4	5.8%	$39.0	4.8%	$37.5	4.5%
Interest expense, net	21.9	2.6%	33.8	4.2%	31.2	3.7%
Income tax provision	14.0	1.7%	11.5	1.4%	11.7	1.4%
Depreciation and amortization	63.0	7.5%	63.8	7.9%	63.8	7.6%
EBITDA	$147.3	17.6%	$148.1	18.4%	$144.2	17.3%
Acquisition, divestiture, and financing-related expenses[1]	1.7	0.2%	1.0	0.1%	4.3	0.5%
Restructuring charges[2]	1.6	0.2%	5.3	0.7%	12.1	1.4%
Officer transition costs	1.4	0.2%	1.9	0.2%	1.2	0.1%
Goodwill impairment	25.9	3.1%	—	—	—	—
Inventory step-up amortization	—	—	—	—	—	—
(Gain) on sale of business, Net of CTA loss	(18.8)	(2.2%)	—	—	—	—
Forward contract losses	0.5	0.1%	—	—	—	—
Change in fair value of contingent consideration	—	—	0.4	0.0%	(0.1)	0.0%
Other	1.1	0.1%	(2.2)	(0.3%)	(0.3)	0.0%
Adjusted EBITDA*	$160.7	19.2%	$154.5	19.2%	$161.4	19.3%
GAAP net income margin	*5.8%*		*4.8%*		*4.5%*	
*EBITDA margin**	*17.6%*		*18.4%*		*17.3%*	
*Adjusted EBITDA margin**	*19.2%*		*19.2%*		*19.3%*	
Sales	$839.0		$805.9		$835.6	

Non-GAAP Adjusted Net Income Reconciliation	FOR THE YEAR ENDED					
	Jan 3, 2026	Per Diluted Share	Dec 28, 2024	Per Diluted Share	Dec 30, 2023	Per Diluted Share
GAAP net income	$48.4	$1.45	$39.0	$1.17	$37.5	$1.14
Acquisition, divestiture, and financing-related expenses[1]	1.7	0.05	1.0	0.03	4.3	0.13
Restructuring charges[2]	1.6	0.05	5.3	0.16	12.1	0.37
Officer transition costs	1.4	0.04	1.9	0.06	1.2	0.04
Goodwill impairment	25.9	0.78	—	—	—	—
Inventory step-up amortization	—	—	—	—	—	—
(Gain) on sale of business, Net of CTA loss	(18.8)	(0.56)	—	—	—	—
Forward contract losses	0.5	0.01	—	—	—	—
Change in fair value of contingent consideration	—	—	0.4	0.01	(0.1)	—
Amortization of intangible assets[3]	34.0	1.02	33.1	0.99	33.6	1.02
Other	0.9	0.03	(2.2)	(0.07)	(0.3)	(0.01)
Tax effect of above	(10.4)	(0.31)	(8.8)	(0.26)	(11.2)	(0.34)
Non-GAAP adjusted net income*	$85.3	$2.56	$69.7	$2.10	$77.1	$2.34
*Non-GAAP adjusted net income margin**	10.2%		8.6%		9.2%	
GAAP net income per diluted share	$1.45		$1.17		$1.14	
Non-GAAP adjusted net income per diluted share*	$2.56		$2.10		$2.34	
Weighted average shares outstanding:						
Basic	33.2		33.2		32.9	
Diluted	33.3		33.3		33.0	

[1] Acquisition, divestiture and financing-related expenses include costs associated with our M&A and divestiture activities. We believe these costs are not representative of the Company's operational performance and it is therefore more meaningful to analyze results with the costs excluded.

[2] We incurred $1.6 of costs related to our restructuring activities during fiscal year 2025, down from $5.3 in fiscal year 2024. Restructuring activities include activities within our Hydraulics segment related to the creation of our two new Regional Operational Centers of Excellence ("CoE") which are now complete. We also continue to add capabilities and activities to our recently expanded Tijuana, Mexico facility to support our Electronics segment. Initial efforts have focused on circuit board assembly and wire harness production. The initial phase of the restructuring activities to better optimize our European regional operations is complete. This included transitioning some manufacturing of manifolds and integrated package assembly to our Roncolo, Italy location. To create capacity in Roncolo, we moved some turning and lathing operations from Roncolo to our Rivolta, Italy location. These activities included transferring equipment and operations between facilities. We continue to evaluate plans for restructuring activities to optimize operations in the European Region. In January 2025, the Company began restructuring the Helios Center of Engineering Excellence ("HCEE"). Consistent with the Company's previously announced restructuring plan, during the end of the second quarter 2025, management ceased operations at the San Antonio office and reassigned resources to the operations at our other major facilities across the business, and eliminated certain positions. As a result of this planned change in the HCEE business operations, the workforce intangible asset associated with the HCEE acquisition was reviewed by management and it was determined that the remaining net book value of the asset should be accelerated and amortized over a useful life ending June 2025.

[3] Amortization of intangible assets presented here includes $1.9 million for capitalized software development costs included within cost of sales in the income statement for the twelve months ended January 3, 2026.

General note: items may not sum or recalculate due to rounding

Net Debt to Adjusted EBITDA Leverage Ratio Reconciliation

	AS OF		
	Jan 3, 2026	Dec 28, 2024	Dec 30, 2023
Current portion of long-term non-revolving debt, net	5.4	16.0	23.2
Revolving lines of credit	105.5	150.3	203.3
Long-term non-revolving debt, net	256.2	283.2	298.3
Total debt	367.1	449.5	524.8
Less: cash and cash equivalents	73.0	44.1	32.4
Net debt	294.1	405.4	492.4
TTM pro forma adjusted EBITDA*#	160.7	154.5	163.6
Ratio of net debt to TTM pro forma adjusted EBITDA*#	1.8	2.6	3.0

#Fiscal years 2025 and 2024 presented as TTM adjusted EBITDA. Fiscal year 2023 presented on a pro-forma basis for the Schultes and i3 acquisitions.

*Non-GAAP Financial Measures:

Adjusted operating income, adjusted operating margin, EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, net debt-to-adjusted EBITDA, adjusted net income, and adjusted net income per diluted share are not measures determined in accordance with Generally Accepted Accounting Principles in the United States, commonly known as GAAP. Nevertheless, Helios believes that providing these specific Non-GAAP figures are important for investors and other readers of Helios financial statements, as they are used as analytical indicators by Helios management to better understand operating performance. These Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP and should not be considered a substitute for GAAP. Please carefully review the attached Non-GAAP reconciliations to the most directly comparable GAAP measures and the related additional information provided throughout. Because these metrics are Non-GAAP measures and are thus susceptible to varying calculations, these figures, as presented, may not be directly comparable to other similarly titled measures used by other companies.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 3, 2026
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 001-40935

HELIOS TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

FLORIDA	59-2754337
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
7456 16th St E	
SARASOTA, FLORIDA	34243
(Address of Principal Executive Offices)	(Zip Code)

(941)362-1200
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock $.001 Par Value	HLIO	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller Reporting Company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of voting common stock held by non-affiliates of the Registrant, computed by reference to the closing sales price of such shares on the New York Stock Exchange, as of the last business day of the Registrant's most recently completed second fiscal quarter was $1,111,893,953.

The Registrant had 33,107,113 shares of common stock, par value $.001, outstanding as of February 20, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2026 Annual Meeting of Shareholders to be held June 17, 2026, which is expected to be filed with the Securities and Exchange Commission on or about April 30, 2026, have been incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this Annual Report on Form 10-K.

Helios Technologies, Inc.
INDEX
For the year ended
January 3, 2026

PART I

ITEM 1. BUSINESS

Our Business

Overview

Helios Technologies, Inc. ("Helios," the "Company," "we," "us" or "our"), and its wholly owned subsidiaries, is a global leader in highly engineered motion control and electronic controls technology for diverse end markets, including construction, material handling, agriculture, industrial, mobile, energy, recreational vehicles, marine, aerospace, and health and wellness.

We operate under two business segments: Hydraulics and Electronics. The Hydraulics segment designs and manufactures hydraulic motion control and fluid conveyance technology products, including cartridge valves, manifolds and quick release couplings as well as engineers complete hydraulic system solutions. The Electronics segment designs and manufactures customized electronic controls systems, displays, wire harnesses, and software solutions for a variety of end markets.

Our Shared Values

At Helios, our shared values define how we show up for our customers, our colleagues, and our shareholders every day. They are the foundation of our culture, the lens through which we make decisions, and the standard by which we measure success. The following values guide us in how we work, how we lead, and how we create long-term value together.

- **Honesty**
  We commit fully to truth and transparency. Our actions build trust, strengthen collaboration, and create clarity in every relationship we touch.

- **Excellence**
  We pursue mastery in all that we do, driving relentlessly for higher quality, performance, and standards that set us apart in our industries.

- **Learning**
  We grow through experience. By harnessing both successes and failures, we continuously expand our knowledge and advance collective capabilities.

- **Innovation**
  We foster a culture of creativity and imagination, empowering bold thinking that opens new paths and delivers better solutions for the future.

- **Ownership**
  We take responsibility and hold ourselves accountable—for our actions, our outcomes, and our commitments to one another.

- **Solutions**
  We focus on solving problems and conquering challenges, delivering meaningful results that create impactful outcomes for our customers and communities.

Together, these shared values (pictured below) are more than words—they are commitments that shape our culture, fuel our performance, and unite us in building a stronger Helios for the future.


SHARED VALUES
HONESTY
Committing fully to truth, transparency, and actions that build trust and collaboration.
EXCELLENCE
Driving relentlessly for mastery that elevates quality, performance, and standards.
LEARNING
Pursuing growth by harnessing successes and failures as fuel for advancing collective knowledge.
INNOVATION
Fostering a culture of creativity that ignites imagination and forges a better path forward.
OWNERSHIP
Embracing responsibility and taking accountability for all our actions and results.
SOLUTIONS
Solving problems and conquering challenges to deliver impactful outcomes.
HELIOS TECHNOLOGIES
sun hydraulics
Faster
ENOVATION CONTROLS
BALBOA water group
NEM
TAIMI
Daman
SCHULTES PRECISION
JOYONWAY
PRODUCT DEVELOPMENT
cygnus

<u>Our Vision</u>

Our vision is to be the world's most trusted and preferred provider of mission-critical technologies that ensure safety and reliability through seamless connectivity and intelligent control.

<u>Our Mission</u>

Our Mission is to deliver innovative, premium-quality hydraulic and electronic solutions through our trusted global brands enabling our customers to keep their products operating efficiently and with confidence.

<u>Our Strategy</u>

At Helios Technologies, we strive to be a diversified, customer-centric global enterprise distinguished by innovation, operational speed, and a high-performance culture. We will aim to leverage these competitive advantages to deliver unmatched customer value and top-tier financial returns.

We are a global operating company and have enhanced our Helios Business System ("HBS") to establish our operating rhythm to drive accountability across the organization. We utilize a strategic planning and execution methodology to ensure the organization's long-term vision is translated into clear priorities, aligned actions, and measurable results at every level of the Company. The methodology includes an annual strategic planning review from which both short term and long term goals are established. Those goals are cascaded down to operational teams for tactical execution. Progress against goals is formally reviewed on a regular basis.

We are well positioned due to our focus and execution on paying down debt over the last three years to invest in organic sales and operational efficiency initiatives, with sufficient liquidity to explore future acquisition opportunities as a way to supplement our organic growth. Our approach to making future acquisitions has evolved from lessons we have learned as an organization from our past acquisitions.

The objective of our acquisition strategy going forward is to enhance Helios by:

- Adding new technologies and capabilities that complement our current offerings;

- Filling in white spaces in our geographic presence;

- Bringing new customers, and increasing customer diversity;

- Adding new or adjacent markets;

- Meeting growth, profitability, and return goals; and

- Leveraging operational synergies to drive earnings accretion.

To support the execution of our acquisition strategy, our financial focus is oriented around delivering industry leading operating margins, a strong balance sheet and sufficient financial flexibility to support both organic and acquisitive growth while maintaining our history of returning capital to shareholders through dividends and share repurchases.

Our internal key performance indicators are aligned with our strategy to ensure our short-term actions will deliver long-term expectations.

Our culture of innovation is at the core of our business. We have over 300 engineers in support of product innovation, in addition to technical support and customer service resources. We believe our product innovation will aid organic growth and fill the expected demand resulting from the megatrends of automation, electrification, digitalization, energy efficiency, productivity and artificial intelligence. All growth initiatives are intended to leverage our strong foundation and drive incremental margins to enhance profitability while preserving Helios' history of financial strength and stability.

Acquisitions

Over the last three years under our strategy, we have added to our portfolio of niche technologies through acquisitions:

- In January 2023, we completed the acquisition of Schultes Precision Manufacturing, Inc. ("Schultes"). Schultes is a highly trusted specialist in manufacturing precision machined components and assemblies for customers requiring very tight tolerances, superior quality, and exceptional value-added manufacturing processes. Currently serving the hydraulic, aerospace, communication, food services, medical device, and dental industries, Schultes brings the manufacturing quality, reliability, and responsiveness critical to its customers' success. Schultes provided additional manufacturing know-how and expanded our business into new end markets with attractive secular tailwinds.

- In May 2023, we completed the acquisition of i3 Product Development ("i3PD"). i3PD is a custom engineering services firm, with engineers specializing in electronics, mechanical, industrial, embedded and software engineering. i3PD specializes in working to transform customers' ideas into industrial design solutions through rapid prototyping and creating 3D models in-house. Their solutions are used across many sectors, including medical, off-highway, recreational and commercial marine, power sports, health and wellness, agriculture, consumer goods, industrial, sports and fitness.

In 2024 and 2025, the Company continued to explore and evaluate potential acquisitions but no acquisitions were executed.

Divestitures

On September 27, 2025 the Company completed the sale of the outstanding equity interest in Guwing Holdings Pty. Ltd. ("Guwing"), and Guwing's 100% ownership of the share capital of Custom Fluidpower Pty. Ltd. ("CFP") to a non-related party (the "Divestiture"). CFP was acquired in August 2018 and expanded the Company's hydraulics operations and footprint in Asia-Pacific Region ("APAC"). Since acquiring CFP, we have further invested in the APAC region as part of our "in the region for the region" strategy and have expanded manufacturing and design engineering capabilities in China, South Korea, and India.

The preliminary sales price for the divestiture was approximately $76.7 AUD in cash including adjustments for estimated closing date net working capital and cash on hand, consisting of approximately $60.5 AUD in cash to the Company and approximately $16.2 AUD that the buyer agreed to pay directly to the Company's lender in satisfaction of subsidiary-level debt. The sales price is subject to adjustments based on the final closing date net working capital and cash on hand of the divested business.

Business Segments

Our Hydraulics segment includes products sold under the Sun Hydraulics ("Sun"), Faster, NEM, Taimi, Daman and Schultes brands. The Electronics segment includes products sold under the Enovation Controls, Murphy, Zero Off, HCT, Balboa Water Group, Joyonway, i3PD and Cygnus Reach brands. Financial information about our business segments is presented in Note 16 of the Notes to the Consolidated Financial Statements.

Hydraulics

We classify the key technologies within our Hydraulics segment into two categories based on Hydraulic system architecture: motion control technology ("MCT") and fluid conveyance technology ("FCT"). MCT includes components used to control the flow and pressure of fluids in a system. FCT includes components used to convey fluids and fluid power through a system and are designed to grant maximum flexibility of design and reliability. MCT includes our Sun cartridge valve technology where we pioneered a fundamentally different design platform employing a floating nose construction that results in a self-alignment characteristic. This design provides better performance and reliability advantages compared with most competitors' product offerings. MCT also includes a range of common cavity solutions with our Sun and NEM brands as well as parts in body ("PiB") solutions from NEM.

Our cartridge valves are offered in several size ranges and include both electrically actuated and hydro-mechanical products. They are designed to operate reliably at higher pressures than most competitors, making them equally suitable for both industrial and mobile applications.

Hydraulic systems are increasingly taking signals from on-board electronic control systems, making it necessary for hydraulic products to be capable of digital communication. In response to this, we have aggressively expanded our MCT offering of electrically actuated cartridge valves that compliment our significant technology offering in PiB and directional control valves.

Additionally, we continue to invest in innovative and disruptive technologies. Our MCT ecoline™ family is a collection of products focused on increasing the energy efficiency of hydraulic systems. Also, our ENERGEN™ product line is the first hydraulic cartridge valve with the capability to convert hydraulic flow into electrical power.

Our FCT products transfer hydraulic fluid from one point to another. FCT includes our quick release couplings products, which allow users to connect and disconnect quickly from any hydraulic circuit without leakage and ensures high-performance under high temperature and pressure using one or multiple couplers. Quick connection of multiple hydraulic lines can be accomplished through the use of our casting solution or our signature MultiFaster® product line. In particular, the simultaneous connection of several lines granted by our Multifaster® is an important feature in many applications and allows for dramatic reduction of connection time, even when the system is under pressure, and completely removes the risk of incorrect connections and related hazards for the equipment and the operators. We design, engineer and distribute hydraulic coupling solutions primarily in the agriculture, construction equipment and industrial markets.

We also provide industrial multi-connections, mostly automatically actuated, in fields like steel mills, automotive engine test beds, aeronautics and plastic injection. These multi-connections are typically custom designed for a particular application and handle not just hydraulic but also various process fluids and electrical signals of low, medium and high voltage. In addition, through our Taimi brand we have a swivel hose line accessory with innovative technology granting superior life and performance, effectively expanding hose life by up to ten times in heavy duty applications where hose bending and torsion under severe pressure conditions are normal. Applications for this product exist in mining, forestry equipment and high-end sailing solutions.

Many of the current Faster, Taimi, Sun Hydraulics and NEM brand products can be easily combined to form an integrated hydraulic circuit, or system solution, of high technological content.

These circuits and systems provide engineered solutions that combine manifolds, MCT and FCT technology and allow users enhanced control of existing equipment, providing a competitive advantage and opportunities for higher margin. The systems we design and manufacture:

- may include electro-hydraulic, remote, and electronic machine control and human-machine interface displays;
- are highly efficient, reducing energy costs;
- increase and optimize productivity;
- introduce safer operating procedures;
- are smaller in size than competitive products;
- allow for automation of existing equipment;
- allow for ease of maintenance and remote diagnostics and troubleshooting; and
- enable data collection about equipment performance.

Electronics

We are one of the leaders in custom-tailored solutions for many industrial and commercial applications, including engines, engine-driven equipment and specialty vehicles with a broad range of rugged and reliable instruments such as displays, controls and instrumentation products through our Enovation Controls, Zero Off, Murphy and HCT brands. With the Balboa Water Group and Joyonway brands, we are also a global industry leader in the health and wellness market providing comprehensive electronic control systems with proprietary and patented technology for therapy bath, cold plunges, traditional hot tubs and swim spas.

As an innovative manufacturer of electronic controls and displays, we serve a variety of markets including off-highway, recreational marine, powersports and specialty vehicles, agriculture, water pumping, power generation, engine-driven industrial equipment, and health and wellness. We partner directly with original equipment manufacturers ("OEMs") and support a worldwide network of authorized distributors and systems integrators. We make significant investments to garner an intense understanding of unique applications to solve our customers' complex challenges.

Our focus is on being the preferred supplier of customized systems and mission critical components that create a safe and reliable user experience. This allows us to target customers or industries that see value in this level of integration, and as a result, our product list contains a wide variety of OEM applications. Product categories include traditional mechanical and electronic gauge instrumentation, plug and go CAN-based instruments, robust environmentally sealed controllers, hydraulic controllers, pumps and water flow systems, engineered panels, process monitoring instrumentation, printed circuit board assembly, wiring harnesses and custom software solutions. Our technologies can be used in both mobile, DC power applications, as well as fixed, AC power applications, enabling us to provide products and services across a broad base of applications.

Our PowerView™ and next generation OpenView™ lines of LCD displays offer our customers the ability to work with our engineering teams to specify and utilize customized software and graphics for their electronics solutions. Our OpenView™ displays include the same robust features and quality of our PowerView™ displays while also allowing our customers the ability to use open source Linux-based operating system and various software development tools to create their own graphics and custom applications for their electronics solutions making implementation of OpenView™ products more adoptable and flexible for our customers. All of our displays offer easy-to-read, bonded LCD graphical interfaces with the industry's best viewability, even in direct sunlight or harsh weather conditions, and the ability to withstand a wide ambient temperature range. We believe our user friendly software configuration tools allow engineers and non-engineers alike to create customized systems to solve complex problems on their equipment making the user experience more seamless.

Our panel solutions offer customized design and simple, turnkey solutions supported by our team of engineers dedicated to applications, wire harnesses, panels and software development. Engineers focus entirely on custom and standard solutions built to desired specifications. Our services for design and development include on-site installation and testing to ensure the solution works with the application out of the box.

Technology and Innovation

We are an innovative products and technology focused company. Our talented engineering teams within our Hydraulics and Electronics Segments work cross-functionally and seamlessly to develop innovative, industry leading products that address our customers' needs while also addressing the trend toward electrification of machines and full electro-hydraulic system solutions. While the core technology of our products has been critical to our Company's historical success and will remain important in the future, we continue to invest in opportunities to develop innovative technology encompassing both the Hydraulics and Electronics segments to create new products to address future market trends and further diversify our end markets.

Manufacturing

Strategy

We have developed a "Center of Excellence" operations strategy across the companies in our Electronics and Hydraulics segments. This strategy leverages the breadth of our global footprint and depth of our manufacturing capabilities.

In support of our focus on global expansion, we have been driving "in the region, for the region" manufacturing to better align supply chain and manufacturing value streams with customers geographically to shorten lead times, reduce inventory, optimize costs, and mitigate global supply risks. Established manufacturing centers provide scale in North America, and we continue to optimize centers in both Asia and Europe to gain efficiencies and meet global demand over time. Manufacturing locations in the U.S., Canada, Mexico, Italy, Germany, South Korea, China and India provide a range of manufacturing options.

Our factory and supplier management is grounded in a people first approach that leverages the talents of our diverse global operations team. All global sites operate to high standards of stewardship and social responsibility. Structured programs ensure our supply chains comply with Conflict Minerals standards.

Hydraulics

Our Hydraulics operations footprint leverages manufacturing centers in North America, Europe, and Asia. Established supplier relationships and manufacturing capabilities in precision machining, finishing, heat treatment and testing allow us to deliver best in class quality and market leading hydraulic control solutions.

We leverage Lean Six Sigma best practices and automation to continually improve the safety, quality, and productivity of our operating processes.

Electronics

We offer a wide range of advanced electronics manufacturing capabilities that deliver integrated electronic control solutions to diverse end markets. Manufacturing value streams incorporate high speed surface mount technology, production lines with 3D solder paste inspection, 3D automated optical inspection and x-ray inspection to ensure quality and process control. Multipoint functional testing is conducted to ensure quality control of assembled products. Products are serialized and test data is captured against serial numbers and stored in a manufacturing execution system database for product traceability.

Sales and Marketing

In 2025, no single customer made up 10% or more than consolidated net sales across the Company.

Strategy

One of the key drivers of future growth for both the Electronics and Hydraulics segments is our product innovation that allows us to gain more wallet share with existing customers and to enter adjacent markets leveraging electronic and hydraulic solutions from our trusted brands. While always supporting our existing products, we will work with our partners to design the future and build solutions they need that ensure the safety, reliability, connectivity and control of their applications.

Our two segments are comprised of approximately 150 direct sales and application specialists serving our customers' and working with their customers on solutions that solve complex problems and meet their needs. We will continue to use this long successful approach to support our strategy of being our customers' preferred provider for technology solutions.

Additionally, we utilize customer relationships from the different segments to create pull through of products, and joint product development has created additional sales opportunities for both segments.

Hydraulics

In 2025, 64% of Helios' sales were derived from the Hydraulics segment. Our 2025 Hydraulics segment sales were distributed fairly evenly among our three major geographic regions with 40% to the Americas, 31% to Europe, the Middle East and Africa ("EMEA") and 29% to Asia Pacific ("APAC").

We market and sell hydraulic products and engineered solutions through value-added distributors and directly to OEMs. Our global channel partner network includes representation in many industrialized markets, and approximately 55% of segment sales are attributed to our channel partners who generally combine our products with other hydraulic components to design a complete hydraulic system. Sales direct to OEMs for integration in their machines make up the remaining 45%. We rely heavily on our distribution network in the U.S., while in the EMEA and APAC regions, sales are split more evenly between OEMs and distributors. Technical support is provided by local sales and application experts based in each region. Our new product initiatives in the Hydraulics segment are focused on expanding our line of electro-hydraulic valves, expanding product lines to new end markets like the data center, and modifying existing products based on customer input to support a wider range of applications.

Electronics

Electronic products are sold globally to OEM customers, distributors and system integrators. OEM sales constituted 78% of total Electronics segment sales in 2025. Building strong, lasting partnerships with OEMs is a priority. We rely on direct customer contacts to stimulate demand for our products. We work closely with our OEM customers to design and deliver innovative and reliable products for specific applications. Our hardware and software products are designed and modified with the customer utilizing our extensive application knowledge to create unique system level products that cannot be easily replaced by simply switching out components. Customer service support and an in-house technical service department is available before, during and after the initial sale to create sustainable partnerships with our customers. Current OEM customers continue to specify our products in new projects based on the high level of engagement, engineering capabilities and expertise, quality products and delivery performance.

We have a dedicated OEM sales team that collaborates with OEMs, and a distribution sales team that works with our channel partners. Overall, approximately 22% of 2025 Electronics segment sales were derived from independent authorized distributor channel partners.

We continue to execute on our strategic initiative to further diversify our channels to market and end markets served. This effort includes the development of new partners globally. These efforts assist in our ability to diversify our global customer base, allowing us to grow more quickly, diversify the end-markets we serve and expand our customer base.

In the Electronics Segment, we are advancing new product introductions and upgrades, including haptic, touchscreen, and hybrid panel displays. We are also adding enhanced features including higher processing power, connectivity, AI-capable hardware and more flexible programming options in our next generation products.

Geographically, our 2025 Electronics segment sales were 79% in the Americas, 10% in EMEA and 11% in APAC. There is a well-defined initiative to grow sales in EMEA and APAC as part of our growth strategy.

Competition

Hydraulics

Competitors in the hydraulics market are broken down into three categories: full-line hydraulic systems producers, component-only producers of MCT or FCT products, and low-cost producers. Most competitors market globally. Full-line producers, such as Parker Hannifin, Danfoss/Eaton and Bosch Rexroth/HydraForce, can provide complete hydraulic systems to their customers, including components functionally like those manufactured in our Hydraulics segment. Component-only producers are entities that offer only MCT or FCT products, while additional parts of the hydraulics system are obtained from other manufacturers. These include Delta Power Company, Stucchi and CEJN. Low-cost producers, such as Winner and Valvole Italia, are competitors who have emerged in low-cost production regions that will typically attempt to copy our products and like products designed by competitors. Low-cost producers generally have a limited product range compared with full line of cartridge valve and quick release coupling only producers, which restricts their ability to be competitive.

We believe that we compete based upon the quality, reliability, value, speed of delivery and technological characteristics of our products and services.

Electronics

Competition within the electronics market is very broad with competitors ranging from large multinational companies with full electronics offerings such as Continental, Garmin, and Bosch, to small niche companies that specialize in one product type. Enovation Controls is a niche player in the displays, controllers, gauges and instrumentation panel markets. Balboa Water Group is a niche player providing single source control and water flow systems in the health and wellness industry.

The market for products designed and manufactured by Enovation Controls is relatively fragmented with approximately the top five companies comprising the majority of the market, mostly servicing the automotive space. Enovation Controls differentiates itself through product quality and ruggedness, customization ability and service with a focus on mid-sized niche markets that are not well served by the large competitors. Our engagement and speed to market set us apart from larger competitors.

Balboa Water Group, including Joyonway, is the largest supplier of integrated end-to-end solutions for the therapy and wellness spa and bath markets and is the only supplier capable of providing the full spectrum of components, from controls and displays to pumps and jets. By providing integrated architecture of hardware and software that is customized to match OEM product specifications, Balboa Water Group creates a value proposition making it difficult for our customers to easily switch suppliers.

Our overall position in our key markets is defensible due to high barriers to switching suppliers, such as up-front engineering and programming costs, as well as positive perceptions among core customers on key selection criteria, including quality and service.

Human Capital

Our people are fundamental to the execution of our strategy and the long-term success of Helios. We are focused on building a high-performing, future-ready workforce through deliberate investments in talent, leadership capability, and a performance-driven culture aligned with our business objectives.

At the end of fiscal year 2025, we employed over 2,300 colleagues worldwide. Approximately 56% of our employees were located in the Americas region, 28% in the EMEA region, and 16% in the APAC region, following the divestiture of Custom Fluidpower in Australia. In addition, we maintain a committed service agreement with a third-party provider that supports approximately 500 jobs in Mexico and serves as an integral component of our global supply chain. This arrangement provides operational flexibility and allows us to adjust labor capacity in response to changes in market demand. Beyond our direct workforce, we utilize consultants, independent contractors, and temporary workers, as appropriate, to support business needs. In Italy, approximately 575 employees are represented by a labor union. We maintain constructive working relationships with union representatives and engage in ongoing dialogue to address workforce matters and support operational continuity. To our knowledge, there are no material labor disputes, strikes, or work stoppages pending or threatened that would have a material impact on the Company.

A core element of our people strategy is the continued evolution of a pay-for-performance culture across the organization. During 2025, we advanced efforts to harmonize our performance management framework globally, creating greater consistency, transparency, and accountability in how performance is assessed, developed, and rewarded across regions and businesses. This approach is designed to better align individual objectives with enterprise priorities, reinforce our shared values, and support differentiated rewards based on performance and contribution.

In parallel, we are designing a comprehensive global job architecture to establish a consistent, market-aligned framework for job definitions, leveling, and career pathways across our global workforce. The job architecture enhances clarity around roles and expectations, supports equitable and competitive compensation practices, and strengthens our ability to attract, retain, and develop talent while enabling scalable workforce planning as the Company grows.

Leadership development remains a critical investment area for Helios. We continue to build upon our Leadership Academy, a structured six-month development program designed to strengthen leadership capability and enterprise thinking across the organization. Each cohort includes approximately 25 high-potential leaders from across our global operations. The program combines in-person and virtual learning experiences focused on leadership effectiveness, collaboration, strategic execution, and people development. The Leadership Academy represents a key component of our long-term succession planning and talent development strategy and serves as a foundation for future leadership programs.

Through our employee engagement survey, we actively measure employee engagement to better understand workforce sentiment, strengthen organizational effectiveness, and inform leadership and people-related decisions. Management reviews the survey results to identify trends, prioritize actions, and support continuous improvement initiatives across the organization. During 2025, participation in our employee engagement survey increased by 8%, reflecting higher levels of workforce involvement and feedback. In 2025, our employee Net Promoter Score ("eNPS"), the measure of how likely our people are to recommend Helios as a great place to work, reached +20.2 from +7.3 the year before. We believe this is a strong signal that the majority of our employees believe in who we are, what we are building, and where we are headed.

As part of our broader human capital strategy, we continue to enhance our total rewards offerings to support employee recruitment, retention, and engagement. During 2025, we made progress consolidating and harmonizing benefit offerings across both business segments in the United States. This effort is intended to improve consistency, competitiveness, and administrative efficiency while supporting employee well-being. In recognition of these efforts, Helios received the 2025 Top Employee Benefits Award from Mployer, an industry leader in benefits analytics.

Helios is committed to maintaining an inclusive, ethical, and respectful workplace. All employees are expected to adhere to our Shared Values and our Code of Business Conduct and Ethics, which establish standards for integrity, accountability, mutual respect, and lawful and ethical behavior. These standards apply globally and are reinforced through training, communication, and leadership. In 2025, 100% of our global employees completed the Helios Global Code of Conduct as we continue to strive to provide equal opportunity for all employees and foster a workplace environment free from discrimination or harassment.

Employee safety, health, and well-being are foundational priorities. We believe our polices and procedures have been designed to comply with applicable environmental, health, and safety laws and to protect employees, contractors, and the communities in which we operate. Many facilities offer onsite medical clinics serving employees and their families, along with health and wellness programs focused on preventive care. We continue to provide a confidential employee assistance program that offers counseling and support services to employees and their families, as well as, an employee assistance fund that provides financial support to employees experiencing financial hardships due to unexpected medical bills, funeral costs, natural disasters, etc.

Through continued investment in our people, the advancement of a performance-driven culture, and the development of strong leadership capabilities, we believe Helios is positioned to sustain growth, drive operational excellence, and deliver long-term value to shareholders and other stakeholders.

Patents and Trademarks

In addition to trade secrets, unpatented know-how and other intellectual property rights, we own approximately 300 active patents and trademarks relating to certain of our products and businesses. We believe that the growth of our business is dependent upon the quality and functional performance of our products and our relationship with the marketplace, rather than on any single patent, trademark, copyright or other item of intellectual property or group of patents, trademarks or copyrights. However, our patents are important in the defense of our intellectual property from competitors who exploit product development that is not otherwise legally protected by its creator. While our patents, trademarks, copyrights and other items of intellectual property are important to us, the loss of any one item of intellectual property would not materially affect our business, taken as a whole.

Governmental Regulations

We are subject to a variety of federal, state and local laws and regulations, including in foreign jurisdictions, relating to our business practices, labor and employment, construction, land use and taxation, among others. These laws and regulations are complex, change frequently and have become more stringent over time. Compliance with government regulations, including environmental regulations, has not had a material effect on our capital expenditures, earnings or competitive position, and based on current information and the applicable laws and regulations currently in effect, is not expected to. However, laws and regulations that impose significant operational restrictions and compliance requirements upon our company can be changed, accelerated or adopted, which could negatively impact our operating results. See Item 1A - Risk Factors for additional risks related to governmental regulations.

Anti-Corruption and Anti-Bribery Laws and Regulations

We are subject to the U.S. Foreign Corrupt Practices Act ("FCPA") and anti-corruption laws, and similar laws in foreign countries, such as the U.K. Anti-Bribery Act of 2010. Any violation of these laws by us or our agents or distributors could create substantial liability for us, subject our officers and directors to personal liability, and cause a loss of reputation in the market. Increased business in higher risk countries could subject us and our officers and directors to increased scrutiny and increased liability. In addition, becoming familiar with and implementing the infrastructure necessary to comply with laws, rules and regulations applicable to new business activities and mitigating and protecting against corruption risks could be quite costly.

Export Controls and Trade Policies

We are subject to numerous domestic and foreign regulations relating to our operations worldwide. In particular, we are subject to trade and import and export regulations in multiple jurisdictions, including sanctions administered by the Office of Foreign Asset Controls of the U.S. Treasury Department ("OFAC"). Our businesses may also be impacted by additional domestic or foreign trade regulations ensuring fair trade practices, including trade restrictions, tariffs and sanctions, including the previously enacted and potentially contemplated tariffs by the current U.S. presidential administration.

Environmental Regulations

Our operations and properties are subject to laws and regulations relating to environmental protection, including those governing air emissions, water discharges, waste management and workplace safety. We use, generate and dispose of hazardous substances and waste in our operations and could be subject to material liabilities relating to the investigation and clean-up of contaminated properties and related claims. We are required to conform our operations and properties to these laws and adapt to regulatory requirements in countries in which we operate as these requirements change. In connection with our acquisitions, we may assume significant environmental liabilities, some of which we may not be aware of, or may not be quantifiable, at the time of acquisition. In addition, new laws and regulations, the discovery of previously unknown contamination or the imposition of new requirements could increase our costs or subject us to new or increased liabilities.

Occupational Health and Safety Regulations

The Company's operations are subject to extensive and stringent governmental regulations including regulations related to the Occupational Safety and Health Act ("OSHA") and similar safety and health regulations promulgated in other countries. The Company's employees in its manufacturing facilities operate complicated machinery that may cause substantial injury or death upon malfunction or improper operation. The Company's manufacturing locations are subject to the workplace safety rules and regulations of OSHA, local safety and health laws, and similar regulations promulgated in other countries. The Company believes that it is in compliance with the requirements of these laws. However, in the event that the Company is unable to comply with OSHA or other environmental requirements, the Company could be subject to substantial sanctions, including restrictions on its business operations, monetary liability and criminal sanctions, any of which could have a material adverse effect upon the Company's business.

Sustainability

Corporate responsibility and sustainability are reflected in the Company's business strategy. The Board of Directors has oversight over, and recently reviewed, the Company's principles of corporate and social responsibility. The Company is committed to reducing emissions, recycling and minimizing its environmental footprint and has implemented several strategies to achieve these goals. The Company is also fully committed to the safety of its employees and the safety of those who use its products. The Board and its committees will continue to assist the Company in its oversight of corporate social responsibilities, significant public policy issues, health and safety and environmental related trends.

Available Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as well as our proxy statements and other materials which are filed with or furnished to the Securities and Exchange Commission ("SEC") are made available, free of charge, on or through the Helios website under the heading "Investors" and "SEC Filings" as soon as reasonably practicable after they are filed with, or furnished to, the SEC.

The Company's executive offices are located at 7456 16th St E, Sarasota, Florida, 34243, and our telephone number is (941) 362-1200. Our website is www.heliostechnologies.com.

ITEM 1A. RISK FACTORS

FACTORS INFLUENCING FUTURE RESULTS - FORWARD-LOOKING STATEMENTS This Annual Report contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations, estimates, forecasts, projections, our beliefs and assumptions made by us, including (i) our strategies regarding growth, including our intention to develop new products and undertake acquisitions and divestitures; (ii) the effectiveness of creating and operating the Centers of Excellence; (iii) our financing plans; (iv) trends affecting our financial condition or results of operations; (v) our ability to continue to control costs and to meet our liquidity and other financing needs; (vi) the declaration and payment of dividends; (vii) our ability to respond to changes in customer demand domestically and internationally, including as a result of standardization; and (viii) our ability to mitigate the impacts of changes in trade policy on our business. In addition, we may make other written or oral statements, which constitute forward-looking statements, from time to time. Words such as "may," "expects," "projects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. Similarly, statements that describe our future plans, objectives or goals also are forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including those discussed below and elsewhere in this report. Our actual results may differ materially from what is expressed or forecasted in such forward-looking statements, and undue reliance should not be placed on such statements. All forward-looking statements are made as of the date hereof, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from what is expressed or forecasted in such forward-looking statements include, but are not limited to: (i) our ability to respond to global economic trends and changes in customer demand domestically and internationally, including as a result of standardization and the cyclical nature of our business, which can adversely affect the demand for capital goods, (ii) supply chain disruption and the potential inability to procure goods; (iii) conditions in the capital markets, including the interest rate environment and the continued availability of capital on terms acceptable to us, or at all; (iv) global and regional economic and political conditions, including trade policy, tariffs and other trade barriers, inflation (or hyperinflation), exchange rates, changes in the cost or availability of energy, transportation, the availability of other necessary supplies and services and recession; (v) changes in the competitive marketplace that could affect our revenue and/or cost basis, such as increased competition, lack of qualified engineering, marketing, management or other personnel and increased labor and raw materials costs; (vi) risks related to health epidemics, pandemics and similar outbreaks, which may have material adverse effects on our business, financial position, results of operations and/or cash flows; (vii) risks related to our international operations, including the potential impact from ongoing geopolitical conflicts in Ukraine and the Middle East; (viii) risks related to our recent management transitions; (ix) new product introductions, product sales mix and the geographic mix of sales nationally and internationally; (x) stakeholders', including regulators', views regarding our environmental, social and governance goals and initiatives, and the impact of factors outside of our control on such goals and initiatives; and (xi) the risk factors identified below together with other risks and uncertainties described elsewhere in this Annual Report and described from time to time in our future reports filed with the SEC.

<u>Risk Factor Summary</u>

Our business is subject to a number of risks and uncertainties. Some of these principal risks include the following:

Risks Relating to Our Business: Global Regulatory and Economic Conditions

- General global economic trends and industry trends may affect our sales.

- Our business could be harmed by adverse global and regional economic and political conditions, including inflation, changes in the cost or availability of energy, transportation and other necessary supplies and services, as well as the impact of tariffs.

- Failure to comply with laws, regulations and policies, including the U.S. Foreign Corrupt Practices Act and U.K. Anti-Bribery Act or other applicable anti-corruption legislation, could result in fines, criminal penalties and an adverse effect on our business.

- Our business is subject to a variety of governmental regulations that may restrict our business and may result in costs and penalties.
- Our operations expose us to risks of non-compliance with numerous countries' import and export laws and regulations.

Risks Relating to Our Business: Environmental, Health & Safety

- We face various risks related to health epidemics, pandemics and similar outbreaks, which may have material adverse effects on our business, financial position, results of operations and/or cash flows.

- Our operations are subject to environmental, health and safety laws and regulations, and we may face significant costs or liabilities associated with environmental, health and safety matters.

- Climate change and increased focus by governmental and non-governmental organizations and customers on sustainability issues, including those related to climate change, may adversely affect our business and financial results.

Risks Relating to Our Business: Growth Strategy

- We are subject to various risks relating to our growth strategy.

- We may fail to successfully acquire or integrate companies that provide complementary products or technologies.

- We are subject to intense competition.

Risks Relating to Our Business: Operations

- A disruption in our supply chain or other factors impacting the distribution of our products could adversely affect our business.

- If we are unable to continue our technological innovation and successful introduction of new commercial products in an efficient, cost-effective manner, our business will be adversely affected.

- We are subject to fluctuations in the prices and availability of parts and raw materials and are dependent on our suppliers of these parts.

- Unforeseen or recurring operational problems at any of our facilities, or other catastrophic loss of one of our key manufacturing facilities, may cause significant lost production and adversely affect our results of operations.

- Efforts to improve productivity and advance product development efforts through our regional Centers of Excellence may not be successful in growing or enhancing our business.

Risks Relating to Our Business: Financial

- We may need additional capital in the future, and it may not be available on acceptable terms, or at all.

- Our existing indebtedness could adversely affect our business and growth prospects.

- If our long-lived assets, goodwill or other intangible assets become impaired, we may be required to record significant non-cash charges to our earnings.

- Fluctuations in exchange rates may affect our operating results and impact our financial condition.

- Changes in tax rates, laws or regulations and the resolution of tax disputes could adversely impact our financial results.

Risks Relating to Our Business: Intellectual Property

- The inability to protect our intellectual property could reduce or eliminate any competitive advantage and reduce our sales and profitability, and the cost of protecting our intellectual property may be significant.

- If we are alleged to have infringed upon the intellectual property rights owned by others, our business and results of operations could be materially adversely affected.

- If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

- Our use of open source software may expose us to additional risks.

Risks Relating to Our Business: Other

- We are dependent upon key individuals and skilled personnel.

- We are subject to risks relating to international sales.

- Increased cybersecurity threats and more sophisticated and targeted computer crime and cybersecurity incidents could pose a risk to our data, systems, networks, products, solutions and services.

- Due to the nature of our business and products, we may be liable for damages based on product liability and other tort and warranty claims.

- We are subject to a variety of claims, investigations and litigation that could adversely affect our results of operations and harm our reputation.

- Expectations relating to environmental, social and governance considerations expose the Company to potential liabilities, increased costs, reputational harm and other adverse effects on the Company's business.

Risks Relating to Our Common Stock

- Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings.

- We may not pay dividends on our common stock.

Risks Relating to Our Business: Global Regulatory and Economic Conditions

General global economic trends and industry trends may affect our sales. The capital goods industry in general, and our businesses, are subject to economic cycles that directly affect customer orders, lead times and sales volume. Economic downturns generally have a material adverse effect on our business and results of operations. Cyclical economic expansions provide a context where demand for capital goods is stimulated, creating higher incoming order rates for the products we produce. Higher demand can lead to part shortages, which drive costs up. If demand gets too strong, lead times can be extended, which may cause some customers to cancel orders. In the future, continued weakening or improvement in the economy will directly affect orders and influence results of operations.

Our business could be harmed by adverse global and regional economic and political conditions, including inflation, changes in the cost or availability of energy, transportation and other necessary supplies and services, as well as the impact of tariffs. We are subject to inflationary pressures on our operating costs, including labor, costs for supplies and costs for the transportation of our products. If we are not able to reduce our exposure to, mitigate the impact of or sufficiently increase our pricing to offset an increase in costs, it could materially and adversely affect our business, operating results and profitability.

Our success is dependent, in part, on our continued ability to reduce our exposure to or mitigate the impact of increases in the cost of raw materials, finished goods, energy, transportation and other necessary supplies and services through a variety of programs, including periodic purchases, future delivery purchases, long-term contracts, sales price adjustments and certain derivative instruments, while maintaining and improving margins and market share. Also, we rely on third-party manufacturers as a source for some of our products. These manufacturers are also subject to price volatility and labor cost and other inflationary pressures, which may, in turn, result in an increase in the amount we pay for sourced products. During periods of rising prices of raw materials, there can be no assurance that we will be able to pass any portion of such increases on to customers. Conversely, when raw material prices decline, customer demands for lower prices could result in lower sale prices and, to the extent we have existing inventory, lower margins. As a result, fluctuations in raw material prices could have a material adverse effect on our business, results of operations and financial condition.

Pricing and availability of finished goods, raw materials, energy, transportation and other necessary supplies and services for use in our businesses can be volatile due to numerous factors beyond our control, including general, domestic and international economic conditions, natural disasters, labor costs, production levels, competition, consumer demand, import duties and tariffs, currency exchange rates, international treaties and changes in laws, regulations and related interpretations and global political instability (such as related to the ongoing conflicts in Ukraine and in the Middle East).

Specifically, our operations and transactions depend upon favorable trade relations between the U.S. and those foreign countries in which our customers and suppliers have operations. A protectionist trade environment in either the U.S. or those foreign countries in which we do business or sell products, such as a change in the current tariff structures, export compliance laws, government subsidies or other trade policies, may adversely affect our ability to economically source materials, sell our products, or do business in foreign markets. Trade restrictions, including withdrawal from or modification of existing trade agreements, negotiation of new trade agreements and imposition of new (and retaliatory) tariffs, including the previously enacted and potentially contemplated tariffs by the current U.S. presidential administration, against certain countries or covering certain products, including developments in U.S.-China trade relations, could increase our costs, limit our ability to capitalize on current and future growth opportunities in international markets and impair our ability to expand the business. These trade restrictions, and changes in, or uncertainty surrounding, global trade policies may affect our competitive position.

Due to the fluidity of the tariff environment and potential subsequent changes to effective dates, amounts of announced tariffs, and various exemptions for imports into the U.S., we are unable to fully quantify the impact the tariffs will have on our results of operations when and if enacted. Though our expectation continues to involve leveraging our regional production capabilities, sourcing components from local suppliers, and raising our prices, which we believe may mitigate the impact of higher tariff costs, we are not able to provide assurances that we will be able to offset any or all tariff-related costs. Additionally, increased prices could impact demand for our products, including our ability to attract new customers or cause increases in existing customer attrition. If our attempts to mitigate tariff-related costs are not sufficient to offset our increased tariff-related costs adequately or in a timely manner, our business, results of operations, and our financial and/or operating costs may be adversely affected.

Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We may not succeed in developing and implementing policies and strategies to counter the foregoing factors effectively in each location where we do business and the foregoing factors may cause a reduction in our sales, profitability or cash flows or cause an increase in our liabilities.

Failure to comply with laws, regulations and policies, including the U.S. Foreign Corrupt Practices Act and U.K. Anti-Bribery Act or other applicable anti-corruption legislation, could result in fines, criminal penalties and an adverse effect on our business. We are subject to regulation under a wide variety of U.S. federal and state and non-U.S. laws, regulations and policies, including anti-corruption laws, due to our global operations. In particular, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010 and similar anti-bribery laws in other jurisdictions generally prohibit companies, their agents, consultants and other business partners from making improper payments to government officials or other persons (i.e., commercial bribery) for the purpose of obtaining or retaining business or other improper advantage. The laws also impose recordkeeping and internal control provisions on companies such as ours. We operate and/or conduct business, and any acquisition target may operate and/or conduct business, in some parts of the world, such as China and India, that are recognized as having governmental and commercial corruption. In such countries, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot provide assurance that our or any acquisition target's internal control policies and procedures have protected us, or will protect us, from unlawful conduct of our employees, agents, consultants and other business partners. In the event that we believe or have reason to believe that violations of anti-corruption laws may have occurred, we may be required to investigate and/or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violation may result in substantial civil and/or criminal fines, disgorgement of profits, sanctions and penalties, debarment from future work with governments, curtailment of operations in certain jurisdictions and imprisonment of the individuals involved. As a result, any such violations may materially and adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Any of these impacts could have a material adverse effect on our business, results of operations or financial condition.

Our business is subject to a variety of governmental regulations that may restrict our business and may result in costs and penalties. We are subject to a variety of federal, state and local laws and regulations relating to foreign business practices, labor and employment, construction, land use and taxation, among others. These laws and regulations are complex, change frequently and have tended to become more stringent over time. Failure to comply with these laws and regulations may result in a variety of administrative, civil and criminal enforcement measures, including assessment of monetary penalties and the imposition of corrective requirements. From time to time, as part of the regular overall evaluation of our operations, including newly acquired operations, we may be subject to compliance audits by regulatory authorities. In addition, any failure to comply with regulations related to the government procurement process at the federal, state or local level, or restrictions on political activities and lobbying, may result in administrative or financial penalties. These penalties may include being barred from providing services to governmental entities, which could have a material adverse effect on our results of operations.

Our operations expose us to risks of non-compliance with numerous countries' import and export laws and regulations. Due to our significant foreign sales, we are subject to trade and import and export regulations in multiple jurisdictions, including the U.S. Treasury Department's Office of Foreign Assets Control's regulations. As a result, compliance with multiple trade sanctions and embargoes and import and export laws and regulations pose a constant challenge and risk to us. Furthermore, the laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. Any failure to comply with applicable legal and regulatory trading obligations could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from governmental contracts, seizure of shipments, loss of import and export privileges, reputational damage and a reduction in the value of our common stock.

<p align="center">Risks Relating to Our Business: Environmental, Health & Safety</p>

We face various risks related to health epidemics, pandemics and similar outbreaks, which may have material adverse effects on our business, financial position, results of operations and/or cash flows. We face various risks related to health epidemics, pandemics and similar outbreaks. The spreading of any one such health outbreaks may lead to disruption and volatility in the global capital markets, which increases the cost of capital and adversely impacts access to capital. If significant portions of our workforce are unable to work effectively, including because of illness, quarantines, government actions, facility closures or other restrictions in connection with the any health epidemic, pandemic or similar outbreak, our operations would likely be impacted. We may be unable to perform fully on our contracts, and our costs may increase as a result of such health outbreaks. These cost increases may not be fully recoverable or adequately covered by insurance.

It is possible that the spreading of any health epidemic, pandemic or similar outbreak could also cause further disruption in our supply chain; cause delay, or limit the ability of customers to perform, including in making timely payments to us; impact investment performance; and cause other unpredictable events. The nature and severity of health outbreak conditions are uncertain and adverse impacts and/or the degree of the nature and severity of such conditions may vary dramatically by geography and by business. As a result, the actions we take in response to any such conditions may also vary widely by geography and by business and will likely be made with incomplete information, and may prove to be premature, incorrect or insufficient and could have a material adverse impact on our business and results of operations.

We cannot at this time predict the impact of any health outbreaks and the effect to our workforce and potential material adverse effect on our business, financial position, results of operations and/or cash flows.

Our operations are subject to environmental, health and safety laws and regulations, and we may face significant costs or liabilities associated with environmental, health and safety matters. We are subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations concerning, among other things: the discharge of pollutants into the soil, air and water; the generation, storage, handling, use, release, disposal and transportation of hazardous materials and wastes; environmental cleanup; and the health and safety of our employees. Environmental, health and safety laws and regulations continue to evolve, and we may become subject to increasingly stringent environmental standards in the future, particularly related to air quality and water quality, which could require us to make changes to our operations or incur significant costs relating to compliance. We are also required to obtain and maintain environmental, health and safety permits and approvals for our facilities and operations. In addition, the potential impacts of climate change on our operations are highly uncertain. Although the financial impact of these potential changes is not reasonably estimable at this time, our operations in certain locations and those of our customers and suppliers could potentially be adversely affected, which could adversely affect our sales, profitability and cash flows. Our failure to comply with such laws, regulations, permits and approvals could subject us to increased employee healthcare and workers' compensation costs, liabilities, fines and other penalties or compliance costs, and could have a material adverse effect on our business, financial condition and results of operations.

Climate change and increased focus by governmental and non-governmental organizations and customers on sustainability issues, including those related to climate change, may adversely affect our business and financial results. Scientists have concluded that increasing concentrations of greenhouse gases in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods, wildfires and other climatic events. Increased frequency of extreme weather could cause increased incidence of disruption to the production and distribution of our products at these locations. Increasing natural disasters in connection with climate change could also be a direct threat to our third-party vendors, service providers or other stakeholders, including disruptions on supply chains or information technology or other necessary services for our operations.

Certain governmental bodies, as well as some of our customers, are beginning to respond to climate change issues. This increased focus on sustainability may result in new legislation or regulations and customer requirements that could negatively affect us as we may incur additional costs or be required to make changes to our operations in order to comply with any new regulations or customer requirements. Legislation or regulations that potentially impose restrictions, caps, taxes or other controls on emissions of greenhouse gases such as carbon dioxide, a by-product of burning fossil fuels such as those used in our supply chain, could adversely affect our operations and financial results.

More specifically, legislative, or regulatory actions related to climate change could adversely impact Helios by increasing our fuel costs and reducing fuel efficiency and could result in the creation of substantial additional capital expenditures and operating costs in the form of taxes, emissions allowances, or required equipment upgrades. Any of these factors could impair our operating efficiency and productivity and result in higher operating costs. In addition, revenues could decrease if we are unable to meet regulatory or customer sustainability requirements. These additional costs, changes in operations, or loss of revenues could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business: Growth Strategy

We are subject to various risks relating to our growth strategy. In pursuing our growth strategy, we intend to expand our presence in existing markets, enter new markets and pursue acquisitions and joint ventures to complement our business. Many of the expenses arising from expansion efforts may have a negative effect on operating results until such time, if at all, that these expenses are offset by increased revenues. We cannot assure that we will be able to improve our market share or profitability, recover our expenditures or successfully implement our growth strategy.

The expansion strategy also may require substantial capital investment for the construction of new facilities and their effective operation. We can give no assurance that additional financing will be available on terms favorable to us, or at all.

We may fail to successfully acquire or integrate companies that provide complementary products or technologies. A key component of our growth strategy and financial goals depends upon our ability to successfully identify and integrate acquisition targets that complement our existing products and services. Such a strategy involves the potential risks inherent in assessing the value, strengths, weaknesses, contingent or other liabilities and potential profitability of acquisition candidates, as well as integrating the operations of acquired companies. In addition, any acquisitions of businesses with foreign operations or sales may increase our exposure to risks inherent in doing business outside the U.S. From time to time, we may have acquisition discussions with potential target companies both domestically and internationally. Future acquisitions may or may not occur and, if an acquisition does occur, it may not be successful in enhancing our business for one or more of the following reasons:

- Any business acquired may not be integrated successfully and may not prove profitable;

- The price we pay for any business acquired may overstate the value of that business or otherwise be too high;

- Liabilities we take on through the acquisition may prove to be higher than we expected;

- There may be impairment of relationships with employees and customers of the business acquired, as a result of the change in ownership;

- We may fail to achieve acquisition synergies; or

- The focus on the integration of operations of acquired entities may divert management's attention from the day-to-day operation of our businesses.

Inherent in any future acquisition is the risk of transitioning company cultures and facilities. The failure to efficiently and effectively achieve such transitions could increase our costs and decrease our profitability.

We also may incur significant costs such as transaction fees, professional service fees and other costs related to future acquisitions, as well as integration-related costs following the completion of any such acquisitions. Although we expect that the realization of efficiencies related to the integration of any acquired businesses will offset the incremental transaction and acquisition-related costs over time, this net financial benefit may not be achieved in the near term, or at all.

We are subject to intense competition. Our products currently face significant competition, both from other companies and from incumbent technologies and will continue to do so in the future. We believe that we contend with our competitors based upon quality, reliability, price, value, speed of delivery and technological characteristics. However, we cannot provide assurance that we will continue to be able to compete effectively with these companies.

Currently, certain of our customers purchase parts or products from us to meet a specific need in a system that cannot be filled by a component that they make themselves. However, given their technological capabilities and financial resources, our competitors could be engaged in the internal development of products and technologies that are similar to, or may compete with, certain of our products and technologies.

The future prospects for our products are dependent upon our customers' acceptance of our products as an alternative to their internally developed products and products they can source from competitors. They also may decide to develop or acquire products that are similar to, or that may be substituted for, our products.

We also sell products into competitive markets. Within our primary markets, we compete with a range of companies that offer certain individual components of our full system solutions. Particularly within our Electronics segment, the components of our overall systems most commonly include displays, panels, sensors, and other end-devices. If our customers fail to accept our full system products or seek to internally develop alternatives to our full system products using component parts sourced from our competitors, or if we are otherwise unable to develop or maintain strong relationships with our customers, our business, financial condition and results of operations would be materially and adversely affected.

Competitive actions, such as price reductions, consolidation in the industry, improved delivery, more successful utilization of data and other emerging technologies, like artificial intelligence, and other actions, could adversely affect our revenue and earnings. We could experience a material adverse effect to the extent that our competitors are successful in reducing our customers' purchases of products and services from us. Competition could also cause us to lower our prices, which could reduce our margins and profitability.

<p style="text-align:center">Risks Relating to Our Business: Operations</p>

A disruption in our supply chain or other factors impacting the distribution of our products could adversely affect our business. A disruption within our logistics or supply chain network at any of the freight companies that deliver components for our manufacturing operations or ship our products to our customers could adversely affect our business and result in lost sales or harm to our reputation. Our supply chain is dependent on third-party ocean-going container ships, rail, barge and trucking systems and, therefore, disruption in these logistics services because of weather-related problems, strikes, geopolitical conflicts, bankruptcies or other events could adversely affect our financial performance and financial condition, negatively impacting sales, profitability and cash flows. Additionally, we rely on supplied labor through a third-party provider to support key operations in Mexico. A disruption in the ability of this provider to deliver qualified personnel and to operate our facility in Mexico could have a material adverse effect on our business, financial condition and operating results.

In addition, supply shortages for a particular type of material can delay production or cause increases in the cost of manufacturing our products. If these shortages were to be prolonged or expanded in scope, there could be significant impact on our ability to manufacture and to deliver our products. Accordingly, such impact on our manufacturing operations and delivery limitations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we are unable to continue our technological innovation and successful introduction of new commercial products in an efficient, cost-effective manner, our business will be adversely affected. Our business involves a significant level of product development activities. Industry standards, customer expectations or other products may emerge that could render one or more of our products or services less desirable or obsolete. Maintaining our market position requires continued investment in research and development ("R&D"). Our future growth will depend on our ability to gauge the direction of the commercial and technological progress in our markets, as well as our ability to acquire new product technologies or to fund and successfully develop, manufacture and market products in this constantly changing environment. During an economic downturn or a subsequent recovery, we may need to maintain our investment in R&D, which may limit our ability to reduce these expenses in proportion to a sales shortfall. In addition, increased investments in R&D may divert resources from other potential investments in our business, such as acquisitions or investments in our facilities, processes and operations. If these activities are not as successful as currently anticipated, are not completed on a timely basis or are more costly than currently anticipated, or if we are not able to produce newly developed products at a cost that meets the anticipated product cost structure, then our future sales, margins and/or earnings could be lower than expected, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Further, if we fail to keep pace with evolving technological innovations in the markets we serve, our business will be adversely affected.

We are subject to fluctuations in the prices of parts and raw materials and are dependent on our suppliers of these parts. We are dependent upon suppliers for parts and raw materials used in the manufacture of components that we sell, and some of our raw material costs are subject to commodity market price fluctuations. We may experience an increase in costs for parts or raw materials that we source from our suppliers, or we may experience a shortage of parts or raw materials for various reasons, such as the loss of a significant supplier, high overall demand creating shortages in parts and supplies we use, financial distress, work stoppages, natural disasters, fluctuations in commodity prices or production difficulties that may affect one or more of our suppliers. In particular, current or future global economic uncertainty may affect our key suppliers in terms of their operating cash flow and access to financing. This may, in turn, affect their ability to perform their obligations to us. In addition, quality and sourcing issues that our suppliers may experience can also adversely affect the quality and effectiveness of our products and services and may result in liability or reputational harm to us. Our customers rely on us to provide on-time delivery and have certain rights if our delivery standards are not maintained. A significant increase in our supply costs, including for raw materials that are subject to commodity price fluctuations, or a protracted interruption of supplies for any reason, could result in the delay of one or more of our customer contracts or could damage our reputation and relationships with our customers. Any of these events could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Unforeseen or recurring operational problems at any of our facilities, or other catastrophic loss of one of our key manufacturing facilities, may cause significant lost production and adversely affect our results of operations. Our manufacturing process could be affected by operational problems that could impair our production capability. Many of our manufacturing facilities contain high cost and sophisticated machines that are used in our manufacturing processes. Disruptions or shutdowns at any of our facilities could be caused by:

- maintenance outages to conduct maintenance activities that cannot be performed safely during operations;

- prolonged power failures or reductions;

- breakdown, failure or substandard performance of any of our machines or other equipment;

- noncompliance with, and liabilities related to, environmental requirements or permits;

- disruptions in the transportation infrastructure, including railroad tracks, bridges, tunnels or roads;

- fires, floods, earthquakes, tornadoes, hurricanes, microbursts or other catastrophic disasters, national emergencies, political unrest, war or terrorist activities; or

- other operational problems.

If some of our facilities are shut down, they may experience prolonged startup periods, regardless of the reason for the shutdown. Those startup periods could range from several days to several weeks or longer, depending on the reason for the shutdown and other factors. Any prolonged disruption in operations at any of our facilities could cause a significant loss of production and adversely affect our results of operations and negatively impact our customers and dealers.

We currently have operations located in geographies susceptible to severe weather events, such as hurricanes, floods, earthquakes and tornadoes. A catastrophic event, whether resulting from severe weather or otherwise, could result in the loss of the use of all or a portion of one of our manufacturing facilities. Although we carry property and business interruption insurance, our coverage may not be adequate to compensate us for all losses that may occur. Any of these events individually or in the aggregate could have a material adverse effect on our business, financial condition and operating results.

Efforts to improve productivity and advance product development efforts through our regional Centers of Excellence may not be successful in growing or enhancing our business on the timelines we suspect, or at all. Over the past few years, we have had various initiatives to drive growth, including "in the region, for the region" manufacturing to better align supply chain and manufacturing value streams with customers geographically to shorten lead times, reduce inventory, optimize costs, and mitigate global supply risks and establishing and expanding manufacturing centers to provide scale in North America, Asia and Europe to meet growing global demand. While the majority of the restructuring activity necessary to shift manufacturing to regional operational Centers of Excellence has been completed, there still remains additional transfers, integration activities and efficiency efforts. These restructuring activities may not be substantially completed in the expected timeframe or at all, may be more costly to implement than expected, or may not fully achieve the anticipated benefits for the business. Furthermore, such initiatives involve a significant amount of capital expenditures, organizational change and execution risk, which could have a negative impact on employee engagement, divert management's attention from other initiatives, and if not properly managed, impact our ability to retain key employees, cause disruptions in our day-to-day operations and have a negative impact on our financial results.

Risks Relating to Our Business: Financial

We may need additional capital in the future, and it may not be available on acceptable terms, or at all. We may require additional capital in the future to:

- fund our operations;

- finance investments in equipment and infrastructure needed to maintain and expand our manufacturing and distribution capabilities;

- enhance and expand the range of products we offer; and

- respond to potential strategic opportunities, such as investments, acquisitions and international expansion.

We can give no assurance that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or to delay, limit or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could reduce our competitiveness. Our senior credit facility limits our ability to incur additional debt and therefore we likely would have to issue additional equity to raise additional capital. If we issue additional equity, a shareholder's interest in us will be diluted.

Our existing indebtedness could adversely affect our business and growth prospects. As of January 3, 2026, we had total indebtedness of approximately $368 million. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our indebtedness, the cash flow needed to satisfy our debt and the covenants contained in our senior credit facility have important consequences, including:

- limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

- limiting our ability to incur additional indebtedness;

- limiting our ability to capitalize on significant business opportunities;

- placing us at a competitive disadvantage to those of our competitors that are less indebted than we are;

- making us more vulnerable to rising interest rates; and

- making us more vulnerable in the event of a downturn in our business.

More specifically, under the terms of our senior credit facility, we have agreed to certain financial covenants. In addition, our senior credit facility places limitations on our ability to acquire other companies. Any failure by us to comply with the financial or other covenants set forth in our senior credit facility in the future, if not cured or waived, could result in our senior lender accelerating the maturity of our indebtedness or preventing us from accessing availability under our senior credit facility. If the maturity of our indebtedness is accelerated, we may not have sufficient cash resources to satisfy our debt obligations and we may not be able to continue our operations as planned.

If our long-lived assets, goodwill or other intangible assets become impaired, we may be required to record significant non-cash charges to our earnings. We recognize impairments of goodwill when the fair value of any of our reporting units becomes less than its carrying value. Our estimates of fair value are based on assumptions about future cash flows of each reporting unit, discount rates applied to these cash flows and current market estimates of value. Based on the uncertainty of future revenue growth rates and other assumptions used to estimate our reporting units' fair value, future reductions in our expected cash flows could cause material non-cash impairment charges, which could have a material adverse effect on our results of operations and financial condition. We also have certain long-lived assets and other intangible assets which could be at risk of impairment or may require reserves based upon anticipated future benefits to be derived from such assets. Any change in the valuation of such assets could have a material effect on our profitability. Goodwill makes up 33% of total assets as of January 3, 2026. Reference the Critical Accounting Policies and Estimates section for additional considerations.

Fluctuations in exchange rates may affect our operating results and impact our financial condition. Fluctuations in the value of the U.S. dollar may increase or decrease our sales or earnings. Because our consolidated financial results are reported in U.S. dollars, when we generate sales or earnings in other currencies, or we pay expenses in other currencies, the translation of those results into U.S. dollars can result in a significant increase or decrease in the reported amount of those sales or earnings. If the U.S. dollar strengthens relative to the value of the local currency, we may be less competitive. In addition, our debt service requirements are predominantly in U.S. dollars and a portion of our cash flow is generated in Chinese yuan, British pounds, Euros and other foreign currencies. Significant changes in the value of the foreign currencies relative to the U.S. dollar could impair our cash flow, results of operations and financial condition.

In addition, fluctuations in currencies relative to the U.S. dollar may make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates, and the revenues and expenses of our foreign operations are translated using average exchange rates during each period.

In addition to currency translation risks, we incur currency transaction risk whenever we enter into either a purchase or a sales transaction using a currency other than U.S. dollars. Given the volatility of exchange rates, we may not be able to effectively manage our currency or translation risks. Volatility in currency exchange rates may decrease our sales and profitability and impair our financial condition. We periodically evaluate our need to hedge our exposures to foreign currencies and enter into forward foreign exchange contracts as we deem necessary, which contracts may not adequately hedge our exposure to foreign currencies.

Changes in tax rates, laws or regulations and the resolution of tax disputes could adversely impact our financial results. As a global company, we are subject to taxation in the U.S. and numerous non-U.S. jurisdictions. Significant judgment is required to determine our consolidated income tax provision and related liabilities. The Company's effective tax rate, cash flows and operating results could be affected by changes in the mix of earnings in countries with different statutory tax rates, as well as by changes in the local tax laws and regulations, or the interpretations thereof. In addition, the Company's tax returns are subject to regular review and audit by U.S. and non-U.S. tax authorities. While we believe our tax provisions are appropriate, the final outcome of tax audits or disputes could result in adjustments to the Company's tax liabilities, which could adversely affect our financial results.

Risks Relating to Our Business: Intellectual Property

The inability to protect our intellectual property could reduce or eliminate any competitive advantage and reduce our sales and profitability, and the cost of protecting our intellectual property may be significant. We have obtained and applied for some U.S. and foreign trademark and patent registrations and will continue to evaluate the registration of additional trademarks and patents, as appropriate. We cannot guarantee that any of our pending patent and trademark applications will be approved. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge them. An inability to obtain registrations in the U.S. or elsewhere could limit our ability to protect our trademarks and technologies and could impede our business. Further, the protection of our intellectual property rights may require expensive investment in protracted litigation and substantial management time, and there is no assurance we ultimately would prevail or that a successful outcome would lead to an economic benefit that is greater than the investment in the litigation. In the Electronics segment, the patents in our portfolio are scheduled to expire at various dates through 2043. In the Hydraulics segment, the patents in our portfolio are schedule to expire at various dates through 2044.

We may also face difficulties protecting our intellectual property rights in foreign countries. The laws of foreign countries in which our products are sold or manufactured may not protect our intellectual property rights to the same extent as the laws of the U.S. For example, we are attempting to increase our technical capabilities and sales in China, where laws may not afford the same intellectual property protections.

If we are alleged to have infringed upon the intellectual property rights owned by others, our business and results of operations could be materially adversely affected. Competitors or other third parties may allege that we, or consultants or other third parties retained or indemnified by us, infringe on their intellectual property rights. We also may face allegations that our employees have misappropriated intellectual property rights of their former employers or other third parties. From time to time, we receive notices from other companies that allege we may be infringing certain of their patents or other rights. If we are unable to resolve these matters satisfactorily, or to obtain licenses on acceptable terms, we may face litigation. Given the potential risks and uncertainties of intellectual property-related litigation, the assertion of an infringement claim against us may cause us to spend significant amounts to defend the claim (even if we ultimately prevail), pay significant money damages, lose significant revenues, be prohibited from using the relevant technologies or other intellectual property rights, cease offering certain products or services, or incur significant license royalty, or technology development expenses. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims is time consuming and expensive and could result in the diversion of time and attention of our management and employees. In addition, although in some cases a third party may have agreed to indemnify us for such costs, such indemnifying party may refuse or be unable to uphold its contractual obligations.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed. We maintain trade secrets, confidential and proprietary information in the course and scope of our business. In the Electronics segment particularly, we rely significantly on trade secrets such as unpatented software algorithms, know-how, technology and other proprietary information to maintain our competitive position. We seek to protect software algorithms through encryption mechanisms in the distribution of our binary files used in programming our engine control products. However, we cannot guarantee that these encryption techniques can protect all or any portion of these binary files. In practice, we seek to protect our trade secrets by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. The agreements obligate them to assign to us any inventions developed in the course of their work for us. However, we cannot guarantee that we have executed these agreements with each party that may have or has had access to our trade secrets or that the agreements we have executed will provide adequate protection. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. As a result, we may be forced to bring claims against third parties, or defend claims that they bring against us, to determine ownership of what we regard as our intellectual property. Monitoring unauthorized disclosure is difficult and we do not know whether the procedures we have followed to prevent such disclosure are, or will be, adequate. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the U.S. may be less willing or unwilling to protect trade secrets. If any of our trade secrets were to be disclosed to, or independently developed by, a competitor, our competitive position would be harmed, which could have an adverse effect on our business and financial condition.

Our use of open source software may expose us to additional risks. We use open source software in our business, including in some of our products. While we try to monitor all use of open source software in our business to ensure that no open source software is used in such a way as to require us to disclose the source code to critical or fundamental elements of our software or technology, we cannot be certain that such use may not have inadvertently occurred in deploying our solutions. Furthermore, the terms of many open source licenses have not been interpreted by U.S. courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. The risks associated with usage of open source software cannot be eliminated and could potentially have a material adverse effect on our business, financial condition and results of operations.

<p style="text-align:center">Risks Relating to Our Business: Other</p>

We are dependent upon key individuals and skilled personnel. Our success depends, to some extent, upon several key individuals. The loss of the services of one or more of these individuals could have a material adverse effect on our business. We have recently experienced turnover in our senior management. We have promoted employees to fill certain roles and are conducting internal and external searches for other roles. Future operating results depend to a significant degree upon the continued contribution of key management, technical personnel and the skilled labor force. As the Company continues to expand internationally, additional management and other key personnel will be needed. Competition for management and engineering personnel is intense, and other employers may have greater financial and other resources to attract and retain these employees. We conduct our global operations in North America, Europe and Asia Pacific and through a third-party supplier in Mexico. Our continued success is dependent on our ability to attract and retain a skilled labor force at these locations. There are no assurances that we will continue to be successful in attracting and retaining the personnel required to develop, manufacture and market our products and expand our operations.

We are subject to risks relating to international sales. International sales represent a significant proportion of our consolidated sales. Approximately 56% of our net sales were outside of the U.S. in 2025 and approximately 53% in 2024. We will continue to expand the scope of operations outside the U.S., both through direct investment and distribution, and we believe that international sales will continue to account for a substantial portion of net sales in future periods.

Our future results could be harmed by a variety of factors already stated in this Risk Section as well as those below:

- expropriation of property without fair compensation;

- governmental actions that result in the deprivation of contract or proprietary rights;

- difficulty in staffing and managing geographically widespread operations;

- the unionization of, or increased union activity, such as strikes or work stoppages, with respect to, our workforce outside the U.S.;

- differing labor regulations;

- requirements relating to withholding taxes on remittances and other payments by subsidiaries;

- difficulty in enforcement of contractual obligations under non-U.S. law;

- refusal or inability of foreign banks to make payment on letters of credit in connection with foreign sales, and our inability to collect from our foreign customers in such circumstances;

- restrictions on our ability to own or operate subsidiaries, repatriate dividends or earnings from our foreign subsidiaries, or to make investments or acquire new businesses in these jurisdictions; and/or

- the burden of complying with multiple and potentially conflicting laws.

Our international operations and sales also expose us to different local political, regulatory and business risks and challenges. For example, we are faced with potential difficulties in staffing and managing local operations, and we have to design local solutions to manage credit and legal risks of local customers and channel partners, which may not be effective. In addition, because some of our international sales are to suppliers that perform work for foreign governments, we are subject to the political and legal risks associated with foreign government projects. For example, certain foreign governments may require suppliers for a project to obtain products solely from local manufacturers or may prohibit the use of products manufactured in certain countries.

International growth and expansion into markets such as Europe, Asia and Latin America may cause us difficulty due to greater regulatory barriers than in the U.S., the necessity of adapting to new regulatory systems, problems related to entering new markets with different economic, social and political systems and conditions and significant competition from the primary participants in these markets, some of which may have substantially greater resources and political influence than we do. For example, unstable political conditions or civil unrest could negatively impact our order levels and sales in a region or our ability to collect receivables from customers or operate or execute projects in a region.

Increased cybersecurity threats and more sophisticated and targeted computer crime and cybersecurity incidents could pose a risk to our data, systems, networks, products, solutions and services. We are dependent on various information technologies throughout our Company to administer, store and support multiple business activities. Increased global cybersecurity threats and some sophisticated and targeted computer crime, including new potential threats enabled by the emergence of generative artificial intelligence, pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. While we attempt to mitigate these risks by employing a number of measures, including employee training, comprehensive monitoring of our networks and systems and maintenance of backup and protective systems, our systems, networks, products, solutions and services remain potentially vulnerable to advanced persistent threats. Cybersecurity incidents and similar attacks vary in their form and can include the deployment of harmful malware or ransomware, denial-of-services attacks, and other attacks, which may affect business continuity and threaten the availability, confidentiality and integrity of our systems and data. Cybersecurity incidents can also include employee or personnel failures, fraud, phishing or other social engineering attempts or other methods to cause confidential information, payments, account access or access credentials, or other data to be transmitted to an unintended recipient. Cybersecurity threat actors also may attempt to exploit vulnerabilities through in software including that is software commonly used by companies in cloud-based services and bundled software. Depending on their nature and scope, such threats could potentially lead to the compromising of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes and operational disruptions. In addition, a cybersecurity incident or failure or disruption relating to our information or systems or that of our third-party business partners, or any failure by us or our third-party business partners to effectively address, enforce and maintain our information technology infrastructure and cybersecurity requirements may result in substantial harm to our business strategy, results of operations and financial condition, including major disruptions to business operations, loss of intellectual property, release of confidential information, alteration or corruption of data or systems, costs related to remediation or the payment of ransom, and litigation including individual claims or consumer class actions, commercial litigation, administrative, and civil or criminal investigations or actions, regulatory intervention and sanctions or fines, investigation and remediation costs and possible prolonged negative publicity, which in turn could adversely affect our reputation, competitiveness and results of operations.

Due to the nature of our business and products, we may be liable for damages based on product liability and other tort and warranty claims. We face an inherent risk of exposure to claims in the event that the failure, use or misuse of our products results, or is alleged to result, in death, bodily injury, property damage or economic loss. In the past, we have been subject to product liability claims relating to our products, and we may be subject to additional product liability claims in the future for both past and current products.

Although we currently maintain product liability coverage, which we believe to be adequate for the continued operation of our business, such insurance may become difficult or impossible to obtain in the future on terms acceptable to us. Moreover, our insurance coverage includes customary exclusions and conditions, may not cover certain specialized applications and generally does not cover warranty. A successful product liability claim or series of claims against us, including one or more consumer claims purporting to constitute class actions or claims resulting from extraordinary loss events, in excess of or outside our insurance coverage, or a significant warranty claim or series of claims against us, could materially decrease our liquidity, impair our financial condition and adversely affect our results of operations. Furthermore, regardless of the outcome, product liability claims can be expensive to defend, divert the attention of management and other personnel for significant periods of time and cause reputational damage.

We are subject to a variety of claims, investigations and litigation that could adversely affect our results of operations and harm our reputation. In the normal course of our business, we are subject to claims and lawsuits, including from time to time claims for damages related to product liability and warranties, investigations by governmental agencies, litigation alleging the infringement of intellectual property rights and litigation related to employee matters and commercial disputes. Defending these lawsuits and becoming involved in these investigations may divert our management's attention, and may cause us to incur significant expenses, even if there is no evidence that our systems or components were the cause of the claim. In addition, we may be required to pay damage awards, penalties or settlements, or become subject to injunctions or other equitable remedies, that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, any insurance or indemnification rights that we have may be insufficient or unavailable to protect us against potential loss exposures.

Expectations relating to environmental, social and governance considerations expose the Company to potential liabilities, increased costs, reputational harm and other adverse effects on the Company's business. Many governments, regulators, investors, employees, customers and other stakeholders are increasingly focused, occasionally in conflicting manners, on environmental, social and governance considerations relating to businesses, including climate change and greenhouse gas emissions, human capital and diversity, equity and inclusion. Responding to these environmental, social and governance considerations and implementation of these goals and initiatives involves risks and uncertainties, requires investments and are impacted by factors that may be outside the Company's control. In addition, some stakeholders may disagree with the Company's goals and initiatives and the focus of stakeholders may change and evolve over time. Stakeholders also may have very different views on where environmental, social and governance focus should be placed, including differing views of regulators in various jurisdictions in which we operate. Any failure, or perceived failure, by the Company to achieve its goals, further its initiatives, adhere to its public statements, comply with federal, state or international environmental, social and governance laws and regulations, or meet evolving and varied stakeholder expectations and standards could result in legal and regulatory proceedings against the Company and materially adversely affect the Company's business, reputation, results of operations, financial condition and stock price.

Risks Relating to Our Common Stock

Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings. Sales by us or our shareholders of a substantial number of shares of our common stock in the public markets, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

We may issue common stock or equity securities senior to our common stock in the future for a number of reasons, including to finance our operations and business strategy, as consideration in acquisitions or for other reasons. We cannot predict the effect, if any, that future sales or issuances of shares of our common stock or other equity securities, or the availability of shares of our common stock or any other equity securities for future sale or issuance, will have on the trading price of our common stock.

Additional issuances of equity securities would dilute the ownership of existing shareholders and could reduce our earnings per share. We may issue equity securities in the future in connection with capital raising activities, acquisitions, strategic transactions or for other purposes. To the extent we issue additional equity securities, the ownership of our existing shareholders would be diluted and our earnings per share could be reduced.

We may not pay dividends on our common stock. Holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments and as permitted by our debt agreements. Although historically we have paid a continuous quarterly dividend and a periodic special dividend, we are not required to declare cash dividends on our common stock, and the payment of future quarterly and special dividends is subject to the discretion of our Board of Directors. In determining the amount of any future quarterly or special dividends, our Board of Directors will consider economic and market conditions, our financial condition and operating results. Any change in our historical dividend practice could adversely affect the market price of our common stock. If our Board of Directors decides not to pay dividends in the future, then a return on investment in our common stock will only occur if our stock price appreciates.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We assess, identify and manage material risks from cybersecurity threats through various protective policies, procedures and processes. These are embedded into our overall risk management system and extend to risks related to systems hosted by third parties.

We utilize external standards, such as the Center for Internet Security ("CIS") framework, as a starting point for the design and development of our systems that assess risk and mitigation measures. Helios is committed to achieving compliance with the CIS implementation group level 2 standards. However, this does not mean that we meet any particular technical standards, specifications, or requirements, but rather we use external standards as a guide to help us identify, assess and manage cybersecurity risks and threats relevant to our business. An annual risk assessment is completed and presented to the executive leadership team and the Company's Board of Directors. We discuss changes to our policies, procedures and processes needed to address gaps identified through the assessment.

We maintain organizational safeguards that include employee training, business continuity planning and cybersecurity insurance. These safeguards are reviewed on an annual basis, or more frequently as the business environment warrants, and are adjusted as needed to account for changes in the Company and overall risk environment. Cybersecurity training is delivered to employees through a combination of online modules and, where role-specific needs or circumstances warrant, instructor-led classroom sessions. This approach ensures comprehensive training tailored to the requirements of various roles while maintaining flexibility and accessibility. Cybersecurity training also addresses emerging risks associated with the use of artificial intelligence tools, including data protection considerations, acceptable use, and awareness of evolving threat vectors.

We incorporate technical safeguards such as Multi-Factor Authentication ("MFA"), principles of Zero Trust and password complexity policies for all accounts to help prevent unauthorized access to our systems and data. Additionally, we utilize Extended Detection and Response ("XDR") installed on endpoint systems, along with our Security Operations Center ("SOC"), to manage real-time endpoint protection monitoring.

As part of our enterprise-wide cybersecurity risk management program, we conduct comprehensive internal and external penetration testing on an annual basis. These assessments, performed using industry-standard testing methodologies and tools, are designed to identify and evaluate potential security vulnerabilities across our information technology environment and to support the ongoing enhancement of our security controls. In addition, we extend such testing to newly acquired companies and assets as part of the integration process. This penetration testing is performed by a third party and is used to evaluate our current posture towards cybersecurity threats and to make adjustments, as needed, to protect our systems. The results are reviewed with the executive leadership team and the Company's Governance Committee of the Board of Directors.

We have an Incident Response Policy and related processes that outline steps to be taken in the event of a cybersecurity incident that impacts Helios, our partners and third-party hosted systems. When a cybersecurity incident occurs, the IT team promptly notifies the Vice President ("VP"), Information Technology and assesses its potential impact on operations and business continuity. Incidents that pose a potential threat to operations or business continuity are escalated to a cross-functional team comprising the VP, Information Technology, the Chief Financial Officer ("CFO"), and the General Counsel. This team evaluates the incident's materiality, considering factors such as the nature, scope, and timing of the event, as well as its potential financial and operational impact. Based on the evaluation, incidents determined to be material are reported to the Governance Committee. This escalation ensures that the Board of Directors is informed of significant cybersecurity events that could impact the company's financial health or operations. In addition, the Company maintains relationships with external cybersecurity incident response specialists, including a third-party on an incident response retainer, to augment internal capabilities and support rapid investigation and remediation of cybersecurity events. The Company periodically conducts tabletop exercises and simulations to test and refine its incident response processes.

The Company continues to enhance its cybersecurity risk management practices to address evolving regulatory and contractual requirements, including ongoing efforts to align certain business units with Cybersecurity Maturity Model Certification ("CMMC") Level 2 requirements. These efforts include policy development, technical safeguards, employee training, and periodic assessments of cybersecurity controls.

No risks from cybersecurity threats nor any previous cybersecurity incidents have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition, but we cannot provide any assurance that they will not be materially affected in the future by such risks or incidents. For a discussion of whether and how any risks from cybersecurity threats have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition, see "Risks Relating to Our Business: Other—Increased cybersecurity threats and more sophisticated and targeted computer crime and cybersecurity incidents could pose a risk to our data, systems, networks, products, solutions and services" in Item 1A, Risk Factors.

Corporate Governance

Role of Management

Helios Technologies' Information Technology organization is led by the VP, Information Technology and is responsible for the administration of the cybersecurity and information security framework and risk management, including that of the Corporation and its business units, with oversight by the Governance Committee.

Helios' VP, Information Technology is an active member of InfraGard and has formal education in information technology with over twenty five years experience in roles involving management of cybersecurity functions, cyber strategy, and leading and collaborating on information systems and related technologies. The VP, Information Technology receives regular updates on cybersecurity developments, results of mitigation efforts and cybersecurity incident response and remediation through monthly Advanced Threat Intelligence briefings and FBI bulletins via Infragard.

Helios information systems organization and its management team are responsible for developing and implementing its cybersecurity policies and is comprised of individuals with either formal education in information technology or cybersecurity or relevant experience working in information technology and cybersecurity. Additionally, leaders in Helios' information technology function receive periodic training and education on cybersecurity related topics including certifications. Management periodically reports to the Board of Directors and the Governance Committee on cybersecurity preparedness activities, including incident response exercises, third-party risk assessments, and external threat intelligence.

Role of the Helios Board of Directors

The Governance Committee addresses risks related to the global enterprise, including material risks facing the businesses, risks the Company may face in the future, measures that management has employed to address those risks and other information relating to how risk analysis is incorporated into the Company's corporate strategy and day-to-day business operations. As part of this oversight function, the Governance Committee is responsible for overseeing cybersecurity-related risks. The Governance Committee includes cybersecurity topics in its quarterly updates to the full Board of Directors, which provides further oversight over cybersecurity-related risks and the Company's strategies to address such risks. Reports to the Board of Directors and Governance Committee include comprehensive updates on the current cybersecurity risk landscape, the status of ongoing mitigation efforts, and emerging incident trends. Additionally, these reports cover updates on third-party risk assessments, progress on cybersecurity initiatives such as technology upgrades, regulatory compliance measures, and employee training programs.

ITEM 2. PROPERTIES

Corporate Office

We lease office space in Sarasota, Florida, that is used as our corporate headquarters and customer experience center.

Segments

The table below presents information on the primary operating facilities in our Hydraulics and Electronics segments. These locations are generally used for manufacturing and distribution activities as well as sales, engineering and administrative functions.

We believe that our properties have been adequately maintained, are generally in good condition and are suitable and adequate for our business as presently conducted. The extent of utilization of our properties varies from time to time and among our facilities.

Hydraulics Segment			
	Square Footage (in thousands)		
Region	Owned	Leased	Total
Americas	1,953	63	2,016
Europe	116	763	879
Asia/Pacific	50	90	140
Total	2,119	916	3,035

Electronics Segment			
	Square Footage (in thousands)		
Region	Owned	Leased	Total
Americas	529	377	906
Europe	18	7	25
Asia/Pacific	—	63	63
Total	547	447	994

ITEM 3. LEGAL PROCEEDINGS

From time to time we are involved in routine litigation incidental to the conduct of our business. We do not believe that any pending litigation will have a material adverse effect on our consolidated financial position or results of operations.

ITEM 4. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Common Stock has been trading publicly under the symbol HLIO on the New York Stock Exchange since November 1, 2021. We previously traded on the Nasdaq Global Select Market under the symbol HLIO since June 17, 2019 and prior to that under the symbol SNHY since our initial public offering on January 9, 1997.

Holders

There were 91 shareholders of record of Common Stock on February 20, 2026. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of Common Stock whose shares are held in the names of securities brokers, dealers and registered clearing agencies.

Dividends

We have historically paid regular quarterly dividends of $0.09 per share. Our Board of Directors currently intends to continue to pay a quarterly dividend of $0.09 per share during 2026. However, the declaration and payment of future dividends is subject to the sole discretion of the Board of Directors, and any determination as to the payment of future dividends will depend upon our profitability, financial condition, capital needs, acquisition opportunities, future prospects and other factors deemed pertinent by the Board of Directors.

Equity Compensation Plans

Information called for by Item 5 is provided in Note 13 of the Notes to the Consolidated Financial Statements included in this Annual Report (Item 8 of this report).

Issuer Purchases of Equity Securities

The following table provides details of the Company's share repurchases of its common stock during the quarter ended January 3, 2026.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased[1]	Average Price Paid Per Share[2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[3]	Approximate Dollar Value of Maximum Number of Shares That May Yet be Repurchased Under the Plans or Programs (in millions)[4]
September 28, 2025 - October 25, 2025	—	$ —	—	$ 90.8
October 26, 2025 - November 22, 2025	80,000	$ 54.70	80,000	$ 86.5
November 23, 2025 - January 3, 2026	—	$ —	—	$ 86.5
Total	80,000		80,000	

[1] 330,000 total shares repurchased in FY 2025. No shares were purchased during the quarter that were not part of a publicly announced program.

[2] Average price paid per share excludes commission fees and a 1% excise tax imposed by the Inflation Reduction Act of 2022.

[3] These shares, once repurchased, are held as treasury stock by the Company.

[4] On February 20, 2025, the Board approve a multi-year share repurchase program (the "Share Repurchase Program"), authorizing the Company to repurchase up to $100.0 of our outstanding common stock.

Five-Year Stock Performance Graph

The following graph compares cumulative total return among Helios, the Russell 2000 Index and the Dow Jones US Diversified Industries Index, from January 2, 2021, through January 3, 2026, assuming $100 invested in each on January 2, 2021. Total return assumes reinvestment of any dividends for all companies considered within the comparison. The stock price performance shown in the graph is not necessarily indicative of future price performance.

Comparison of 5 Year Cumulative Total Return
Among Helios Technologies, the Russell 2000 Index and Dow Jones US Diversified
Industries Index



	1/2/2021	1/1/2022	12/31/2022	12/30/2023	12/28/2024	1/3/2026
Helios Technologies	$ 100.00	$ 198.38	$ 103.22	$ 86.51	$ 86.49	$ 106.24
Russell 2000 Index	100.00	114.82	91.35	106.82	119.85	135.83
Dow Jones US Diversified Industries Index	100.00	109.99	101.05	131.18	183.33	189.76

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The operating results of the Hydraulics and Electronics segments included in Management's Discussion and Analysis of Financial Condition and Results of Operations are presented on a basis consistent with our internal management reporting. Segment information included in Note 16 of the Notes to the Consolidated Financial Statements included in this Annual Report is also presented on this basis. All differences between our internal management reporting basis and accounting principles generally accepted in the U.S. ("U.S. GAAP"), specifically the allocation of certain corporate, divestiture-related, and acquisition-related costs, are included in Corporate and Other.

Overview

We are a global leader in highly engineered motion control and electronic controls technology for diverse end markets, including construction, material handling, agriculture, industrial, mobile, energy, recreational vehicles, marine and health and wellness.

We operate under two business segments: Hydraulics and Electronics. The Hydraulics segment designs and manufactures hydraulic motion control and fluid conveyance technology products, including cartridge valves, manifolds, and quick release couplings as well as engineers hydraulic solutions and in some cases complete systems. The Electronics segment designs and manufactures customized electronic controls systems, displays, wire harnesses, and software solutions for a variety of end markets.

With our global operating network, we have the advantages of leveraging sales, marketing, innovation, customer relationships and operational capabilities across all our businesses. We continue to drive best practices across all of our businesses and are committed to leveraging resources to best serve our customers and explore new opportunities.

Acquisitions

Our acquisition activity over the past three years, driven by our strategic vision, has enabled us to diversify our product offerings and the markets we serve and expand our geographic presence.

In January 2023, we completed the acquisition of Schultes Precision Manufacturing, Inc. Schultes is a highly trusted specialist in manufacturing precision machined components and assemblies for customers requiring very tight tolerances, superior quality, and exceptional value-added manufacturing processes. Currently serving the hydraulic, aerospace, communication, food services, medical device, and dental industries, Schultes brings the manufacturing quality, reliability, and responsiveness critical to its customers' success. Schultes provided additional manufacturing know-how and expanded our business into new end markets with attractive secular tailwinds.

In May 2023, we completed the acquisition of i3 Product Development. i3PD is a custom engineering services firm, with engineers specializing in electronics, mechanical, industrial, embedded and software engineering. i3PD specializes in transforming customer's ideas into industrial design solutions through rapid prototyping and creating 3D models in-house. Their solutions are used across many sectors, including medical, off-highway, recreational and commercial marine, power sports, health and wellness, agriculture, consumer goods, industrial, sports and fitness.

In 2024 and 2025, the Company continued to explore and evaluate potential acquisitions, but no acquisitions were executed.

Global Economic Conditions

Geo-Political Conflict

We continue to monitor the ongoing conflicts in Ukraine and in the Middle East and evaluate the broader economic impact those conflicts could have on our operations, supply channels and the operations of our partners and customers. We do not have operations in these regions at this time and those conflicts have not and are not expected to have a material impact on our financial condition or results. Refer to Item 1A Risk Factors of this Annual Report for additional discussion about geo-political risks.

Tariffs

During the fiscal year 2025, additional tariffs were imposed on goods imported into the U.S. from China, Mexico and Canada. In addition, tariffs on steel and aluminum were increased and various reciprocal tariffs were also imposed. These costs are reflected in the cost of sales on our Consolidated Statements of Operations. Such tariffs were implemented under several legal frameworks, including the International Emergency Economic Powers Act ("IEEPA"). Courts have found that IEEPA does not authorize the President of the United States to impose tariffs, and the enforcement of other tariffs may prove inconsistent over time. It remains to be seen whether the federal government may impose further tariffs under other statutory regimes or legal theories. These decisions introduce future uncertainty regarding potential refund processes and future trade policy actions and could affect the Company's cost structure and supply chain planning. We are unable to predict the ultimate outcome or effectiveness of any current or future tariff policies.

We export products from our U.S. locations to more than 40 countries. Our total U.S. exports were approximately $133.2 or 15.9% of total sales in the year ended January 3, 2026, of which exports to China were $13.4 or 1.6% of total sales in the period. Trade relations between the U.S. and other countries are fluid and we are unable to predict if tariffs (including retaliatory tariffs) imposed by other countries on our U.S. exports will change in the future.

Due to the fluidity of the tariff environment and potential subsequent changes to effective dates, amounts of announced tariffs, and various exemptions for imports into the U.S. (especially in light of the recent federal court decisions invalidating certain previously announced tariffs), we are unable to fully quantify the impact the tariffs will have on our results of operations when and if enacted. Our current expectation, however, is to leverage our regional production capabilities, source components from local suppliers, and raise our prices, which we believe may mitigate the impact of higher tariff costs, though we are not able to provide assurances that we will be able to offset any or all tariff-related costs. Additionally, increased prices could impact demand for our products, including our ability to attract new customers or cause increases in existing customer attrition. If our attempts to mitigate tariff-related costs are not sufficient to offset our increased tariff-related costs adequately or in a timely manner, our business, results of operations, and our financial and/or operating costs may be adversely affected.

Industry Conditions

The capital goods industries in general, and the Hydraulics and Electronics segments specifically, are subject to economic cycles. We utilize industry trend reports from various sources, as well as feedback from customers and distributors, to evaluate economic trends. We also rely on global government statistics such as Gross Domestic Product and Purchasing Managers Index to understand higher level economic conditions.

Hydraulics

According to the National Fluid Power Association (the fluid power industry's trade association in the U.S.), the U.S. index of shipments of hydraulic products decreased 4% in 2025, after decreasing 15% in 2024 and decreasing 4% in 2023. In Europe, the CEMA Business Barometer reported in December 2025 that the general business climate index for the European agricultural machinery industry has declined from November to December. The majority of survey participants expect incoming orders to decline in the coming six months as the current business situation is assessed similarly to the previous month. CEMA further reported that Tractor and harvesters' manufacturers see a deterioration in the current situation. A comparison of countries shows a slight improvement for the current situation in German and France, while in Spain the situation has deteriorated. Export business has been improving for three months due to improved orders outside of the EU. Australia and New Zealand are expected to be areas of growth ahead of Western Europe and Africa. This is expected to help compensate for the decline in the United States.

Electronics

The Federal Reserve's Industrial Production Index, which measures the real output of all relevant establishments located in the U.S., reports output of semiconductors and other electronics components increased sequentially each quarter in 2025. The Institute of Printed Circuits Association ("IPC") reported that total North American printed circuit board ("PCB") shipments were up 11% in December after being up 21.1% in November and up 24.4% in October compared with the same months last year. PCB bookings in 2025 were up 11.0% in December compared to the prior year, while bookings for the full year were higher by 15.0%. The book to bill ratio, calculated as the value of orders booked over the past three months divided by the value of sales in the same period, was above 1.2 for each month, indicating the stronger demand environment that started the year continues. The IPC also reported that North American electronics manufacturing services ("EMS") shipments decreased 0.4% in 2025, however increased 5.6% in December compared to the prior year. EMS bookings increased 5.1% in December year over year after decreasing 4.1% in November and increasing 6.4% in October, highlighting the sector's choppiness in the quarter.

Restructuring Activities

During 2025, we incurred $1.6 of costs related to our restructuring activities, down from $5.3 in 2024. Restructuring activities include activities within our Hydraulics segment related to the creation of our two new Regional Operational Centers of Excellence ("CoE") which are now complete. We also continue to add capabilities and activities to our recently expanded Tijuana, Mexico facility to support our Electronics segment. Initial efforts have focused on circuit board assembly and wire harness production.

The initial phase of the restructuring activities to better optimize our European regional operations is complete. This included transitioning some manufacturing of manifolds and integrated package assembly to our Roncolo, Italy location. To create capacity in Roncolo, we moved some turning and lathing operations from Roncolo to our Rivolta, Italy location. These activities included transferring equipment and operations between facilities. Additional phases of this project are currently paused, we continue to evaluate plans for restructuring activities to optimizing operations in the European Region.

In January 2025, the Company began restructuring the Helios Center of Engineering Excellence ("HCEE"). Consistent with the Company's previously announced restructuring plan, during the end of the second quarter 2025, management ceased operations at the San Antonio office and reassigned resources to the operations at our other major facilities across the business, and eliminated certain positions. As a result of this planned change in the HCEE business operations, the workforce intangible asset associated with the HCEE acquisition was reviewed by management and it was determined that the remaining net book value of the asset should be accelerated and amortized over a useful life ending June 2025.

Executive Officer Transition

In July 2024, the Board of Directors terminated the former President and Chief Executive Officer, Josef Matosevic. Sean Bagan was immediately appointed to serve as Interim President and Chief Executive Officer in addition to his role as Chief Financial Officer, and Philippe Lemaitre as Executive Chairman in addition to his role as Chairman, while the search for a replacement was underway. On January 6, 2025, the Company announced that the Board of Directors of the Company promoted Sean Bagan to President and Chief Executive Officer of the Company, effective January 6, 2025. In connection with Mr. Bagan's appointment, Chairman Philippe Lemaitre, serving as Executive Chairman, resumed his role as Non-Executive Chairman.

The Board subsequently nominated Mr. Bagan for election to the Board at the 2025 Annual Meeting of Shareholders. Mr. Bagan also continued to serve as Chief Financial Officer while the Company conducted a search process to identify a permanent Chief Financial Officer to backfill his previous role.

On March 13, 2025, Mr. Lemaitre notified the Company of his decision to retire and not seek re-nomination at the 2025 Annual Meeting of Shareholders. He had served on Helios' Board since 2007 and as Chair since 2013. On March 13,

2025, the Board elected Laura Dempsey Brown to serve as the new Non-Executive Chair of the Board, effective March 13, 2025.

On March 31, 2025, Lee Wichlacz, the President of Electronics, was separated from the Company, and Billy Aldridge was named as Senior Vice President, Managing Director, Electronics Segment. Mr. Aldridge has served as the Senior Vice President, Managing Director of Enovation Controls since May 3, 2021, and will now have responsibility for the complete group of operations that comprise the Electronics segment.

On June 5, 2025, the Board appointed Ian Walsh to serve as a member of the Board effective June 5, 2025. Mr. Walsh was also appointed to serve on the Board's Audit Committee and Governance Committee. He serves as a member of the class of directors whose term will expire at the 2026 Annual Meeting of Shareholders.

On August 28, 2025, the Board, announced that Michael Connaway had been appointed to the corporate officer position of Executive Vice President, Chief Financial Officer, effective as of October 13, 2025. In connection with Mr. Connaway's appointment, Sean Bagan, President, Chief Executive Officer, and Chief Financial Officer, no longer held the corporate officer position of Chief Financial Officer as of October 13, 2025.

On August 28, 2025, the Board also announced that Jeremy Evans had been appointed to the corporate officer position of Senior Vice President, Chief Accounting Officer and Corporate Controller, effective September 1, 2025.

On November 17, 2025, the Board, announced that Jeremy Evans had been named the Company's Executive Vice President and Chief Financial Officer effective immediately. Mr. Evans succeeded Michael Connaway who was separated from the Company, previously joining Helios on October 13, 2025. Mr. Connaway's departure was not related to any disagreement with the Company on any matter relating to its accounting practices, financial statements, internal controls or operations.

2025 Results and Comparison of Years Ended January 3, 2026 and December 28, 2024
(In millions, except per share data)

The following is a discussion of our results of operations and liquidity and capital resources for the year ended January 3, 2026; comparisons are with the corresponding reporting period of 2024, unless otherwise noted.

The following table presents our consolidated results of operations:

| | For the year ended | | | |
	January 3, 2026	December 28, 2024	$ Change	% Change
Net sales	$ 839.0	$ 805.9	$ 33.1	4.1%
Gross profit	$ 271.2	$ 252.3	$ 18.9	7.5%
Gross profit %	32.3%	31.3%		
Operating income	$ 66.0	$ 81.8	$ (15.8)	(19.3)%
Operating income %	7.9%	10.2%		
Net income	$ 48.4	$ 39.0	$ 9.4	24.1%
Diluted net income per share	$ 1.45	$ 1.17	$ 0.28	23.9%

Consolidated net sales for the 2025 year increased $33.1, 4.1%. Sales were impacted most by stronger demand for products in our mobile and recreational marine markets. Sales in the industrial end market declined year over year while sales in the agriculture and health and wellness end markets were flat to slightly up year over year. The demand environment improved as the year progressed with consolidated net sales growth realized in the second half of the year more than offsetting year over year sales decline in the first half. In 2025, consolidated net sales were up in all regions, with sales to EMEA outpacing sales to the Americas and APAC. There was an favorable impact of $4.4 on consolidated net sales from changes in foreign currency exchange rates during the year. Fiscal 2025 also benefited from an extra week of sales due to our fiscal calendar compared to prior year.

The year-over-year comparison is impacted by the sale of the outstanding equity interest in Guwing Holdings Pty. Ltd. ("Guwing"), and Guwing's 100% ownership of the share capital of Custom Fluidpower Pty. Ltd. ("CFP") to a non-related party (the "Divestiture") that was completed on September 27, 2025. As a result of the Guwing and CFP sales were impacted approximately $14.3 in 2025.

Gross profit increased $18.9, 7.5%, in 2025 driven by higher volume and lower direct labor costs of $3.8 partially offset by higher material costs of $17.0. Gross margin was up 100 basis points year-over-year. The margin improvement was primarily due to lower overhead costs as a percentage of sales driven by leverage on higher volume and increased productivity, partially offset by a slight increase in material costs as a percentage of sales and the net impact of tariffs.

Operating income as a percentage of sales decreased 230 basis points to 7.9% in 2025 compared with the prior year period. Operating margin was unfavorably impacted during 2025 most significantly from a goodwill impairment of $25.9 in the third quarter of 2025 related to our i3PD business. Prior to the goodwill impairment charge, 2025 operating income as a percentage of sales increased 80 basis points to 11.0% compared with the prior year period. The increase is primarily due to the gross margin improvement, lower selling, engineering and administrative ("SEA") restructuring costs of $3.7, and lower research and development costs of $1.1 partially offset by higher payroll and benefit costs compared with the prior year period. The prior year period payroll and benefit costs included a $5.5 reversal of unvested stock compensation in connection with the officer transition in July 2024.

Net income increased $9.4, 24.1% while earnings per share ("EPS") increased 23.9% in 2025. The current year benefited from a $15.2 net gain after tax related to the Divestiture and a decrease in interest expense of $11.9 compared to 2024, including the favorable impact of $5.4 interest rate swap gain recognized in the fourth quarter. The prior year benefited from a contingent gain of $3.8 related to the insurance reimbursement for business interruption losses incurred in the third quarter of 2023 at a manufacturing location in Italy. There was no impact from foreign currency transaction losses as losses were $1.3 in both 2025 and 2024 . There was an increase in tax expense of $2.5 in 2025 compared to 2024.

Segment Results

Hydraulics

The following table presents the results of operations for the Hydraulics segment:

	For the year ended		$ Change	% Change
	January 3, 2026	December 28, 2024		
Net sales	$ 540.8	$ 537.2	$ 3.6	0.7%
Gross profit	$ 174.8	$ 165.8	$ 9.0	5.4%
Gross profit %	32.3%	30.9%		
Operating income	$ 91.4	$ 86.4	$ 5.0	5.8%
Operating income %	16.9%	16.1%		

Net sales for the Hydraulics segment increased by $3.6, 0.7%. Net Sales increased in 2025 due to improved demand in the mobile end market. Net sales in the agriculture market were relatively flat year-over-year, although there was stabilization of sales throughout the year and growth in the second half. Net sales in the industrial end market declined year-over-year and remained depressed throughout the year. There was increased demand in the EMEA region while sales to the Americas and APAC declined from prior year. The decline in APAC sales was primarily driven by the Divestiture in the third quarter of 2025. Discrete impacts to our organic sales included nominal favorable pricing changes of $3.1, 0.7%, and a favorable change in foreign currency exchange rates of $4.4, 0.8%. Fiscal 2025 also benefited from an extra week of sales due to our fiscal calendar compared to prior year.

The following table presents net sales based on the geographic region of the sale for the Hydraulics segment:

	For the year ended		$ Change	% Change
	January 3, 2026	December 28, 2024		
Americas	$ 216.3	$ 219.1	$ (2.8)	(1.3)%
EMEA	168.5	157.1	11.4	7.3%
APAC	156.0	161.0	(5.0)	(3.1)%
Total	$ 540.8	$ 537.2		

In 2025, we completed the restructuring activities within our Hydraulics segment related to the creation of our two new regional operational Centers of Excellence. We also initiated some restructuring activities to better optimize our European regional operations. We incurred $1.3 of restructuring costs related to these activities in 2025 including labor, travel and other expenses associated with the manufacturing relocation. $0.4 of the costs are included in cost of goods sold and $0.9 are reflected in operating expenses. In 2024, we incurred $4.5 restructuring costs related to the creation of the two new regional operational Centers of Excellence and optimization of our European regional operations. $3.3 of the costs are included in cost of goods sold and $1.2 are reflected in operating expenses.

During 2025, gross profit increased $9.0, 5.4%, primarily due to higher volume. Gross margin increased by 140 basis points primarily due to lower overhead costs as a percentage of sales driven by leverage on higher volume, increased productivity, and targeted pricing actions.

Operating income as a percentage of sales increased 80 basis points to 16.9% due to the higher gross margin partially offset by an increase in operating expenses. Operating expenses increased $4.0, 5.0%, mainly due to higher labor and benefit costs, higher research and development costs of $0.8, and higher travel costs of $0.7. The prior year operating expenses included a $3.7 reversal of unvested stock compensation in connection with the officer transition in July 2024 and $1.2 in costs related to cleanup, repair and labor incurred as a direct result of Hurricane Milton. Operating expenses as a percent of sales increased 60 basis points to 15.4% in 2025.

In the third quarter of 2023, the Company experienced aggregate losses related to a fire and a weather-related incident at one of its manufacturing locations in Italy resulting in the shut-down of operations for a period of time and disruption in production as recovery efforts ensued. Impacted operations were restored. At the end of 2024 we recorded a contingent gain related to the open insurance claims. The total reimbursement recorded was $9.1, of which $5.3 was offset against actual costs as a result of the incident and the remaining $3.8 was recorded as a gain in 2024 included in Other Income. The reimbursement payments were collected in 2025.

In October 2024, the corporate headquarters and Hydraulics segment operations located in Sarasota, Florida were impacted by Hurricane Milton. Operations were impacted for eighteen shifts leading up to and following the storm. Actual costs for cleanup, repair and labor related to the Hydraulics segment were $1.2. There were no insurance reimbursements received nor are expected to be received for this event.

Electronics

The following table presents the results of operations for the Electronics segment:

| | For the year ended | | | |
	January 3, 2026	December 28, 2024	$ Change	% Change
Net sales	$ 298.2	$ 268.7	$ 29.5	11.0%
Gross profit	$ 96.4	$ 86.5	$ 9.9	11.4%
Gross profit %	32.3%	32.2%		
Operating income	$ 9.7	$ 29.6	$ (19.9)	(67.2)%
Operating income %	3.2%	11.0%		

Net sales for the Electronics segment increased by $29.5, 11.0% in 2025 compared with the prior year period, with growth across all regions. Sales increased in the America's region within several of our end markets including recreational, industrial and mobile. The recreational end market was up over 25% driven by strong demand from our OEM customers. The APAC region's sales increased driven by health and wellness end market sales to China. Sales in the EMEA region increased year over year on generally improved demand. Discrete impacts to our organic sales included pricing changes that were favorable by $1.9, 0.7%. Fiscal 2025 also benefited from an extra week of sales due to our fiscal calendar compared to prior year.

The following table presents net sales based on the geographic region of the sale for the Electronics segment:

| | For the year ended | | | |
	January 3, 2026	December 28, 2024	$ Change	% Change
Americas	$ 235.9	$ 215.9	$ 20.0	9.3%
EMEA	30.1	26.7	3.4	12.7%
APAC	32.2	26.1	6.1	23.4%
Total	$ 298.2	$ 268.7		

In 2024, we had restructuring activities within our Electronics segment to shift product lines to our low cost manufacturing facility in Tijuana and to adjust our labor base in line with current demand levels. We incurred $0.7 of restructuring costs including labor, travel and other expenses associated with the manufacturing relocation. $0.1 of the costs are included in cost of goods sold and $0.6 are reflected in operating expenses. In 2025, we paused our restructuring activities related to shifting product lines to the low cost manufacturing facility in Tijuana as a result of the uncertainty around trade tariffs. Costs incurred in 2025 as part of the HCEE restructuring which reallocated resources across the organization as well as eliminated certain positions and subsequent leadership change totaled $0.7.

During 2025, gross profit increased $9.9, 11.4%, primarily due to higher volume and increased productivity, partially offset by higher material costs and freight and duties. Freight and duties included a $2.4 expense related to a product import classification change. Gross margin increased 10 basis points over the same period to 32.3%. Excluding the freight and duties expense related to the product import classification change, gross margin was 33.1%, an improvement of 90 basis points over the prior year.

Operating income as a percentage of sales decreased 780 basis points to 3.2% primarily due to the goodwill impairment recorded in our i3PD reporting unit during the third quarter. Prior to the goodwill impairment charge, operating income as a percentage of sales increased 100 basis points to 12.0% compared to the prior year period. Operating expenses increased $4.1, 7.0%, in 2025 primarily from an increase in wages and benefits, marketing expenses of $0.6, and travel of $0.5. The prior year operating expenses included the benefit of a $1.8 reversal of unvested stock compensation in connection with the officer transition in July 2024. Operating expenses as a percent of sales, excluding the goodwill impairment, decreased 80 basis points to 20.4% in 2024, reflecting increased leverage of operating expenses as a result of higher sales.

Corporate and Other

Certain costs are excluded from business segment results as they are not used in evaluating the results of, or allocating resources to, our operating segments. For the year ended January 3, 2026, these costs totaled $35.1 and included amortization of acquisition-related intangible assets of $31.7, $2.0 primarily related to costs associated with the Divestiture activities and $1.4 related to officer transition costs.

For the year ended December 28, 2024, these costs totaled $34.2 and included amortization of acquisition-related intangible assets of $31.5, $1.9 related to officer transition costs and $0.8 related to other costs which was primarily acquisition and integration related activities.

Interest Expense, net

Net interest expense decreased $11.9 during 2025 to $21.9 compared with $33.8 in 2024. The change is attributable to lower average debt levels during 2025, lower interest rates, and net impact of interest rate swaps of $5.4. Average net debt decreased by $99.1 during 2025 to $349.8.

Income Taxes

The provision for income taxes for the year ended January 3, 2026, was 22.5% of pretax income compared with 22.8% for the year ended December 28, 2024. The effective rate typically fluctuates relative to the levels of income and different tax rates in effect from year to year among the countries in which we sell our products.

The Organization for Economic Cooperation and Development ("OECD"), under its Pillar Two initiative, introduced a framework set of Global Anti-Base Erosion ("GloBE") rules to impose a minimum tax on income earned by multinational enterprises ("MNE"). Specifically, the GloBE rules impose a minimum tax of 15 percent on MNE income that arises in each participating jurisdiction. Several countries, including the UK and EU member states, have agreed to adopt the OECD's minimum tax rules and several countries, including the UK, have already implemented these rules.

On December 20, 2022, the OECD published Pillar Two guidance on safe harbors and penalty relief (the "Safe Harbor Guidance"). The Safe Harbor Guidance includes a Transitional Country-by-Country Report ("CbCR") Safe Harbor, which would deem a MNE's top-up tax for a jurisdiction to be zero and would allow the MNE to avoid undertaking detailed GloBE calculations in respect of that jurisdiction during the Transition Period if it can demonstrate one of the three transitional tests.

The Helios Technologies Inc Group is a MNE group that is within the scope and subject to the GloBE rules. The United States has not enacted legislation implementing the Pillar Two GloBE rules.

The company continues to evaluate the impact of Pillar Two and application of safe harbors. For the year ended January 3, 2026, there are no impacts to income tax expense related to Pillar Two. The company does not expect it to have a material impact in 2026 to their effective tax rate.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. While we expect certain provisions of the OBBBA to change the timing of cash payments in the current fiscal year and future periods, we do not currently expect the legislation to have a material impact on our consolidated financial statements.

2024 Results and Comparison of Years Ended December 28, 2024 and December 30, 2023

For the discussion and analysis of our 2024 results compared with our 2023 results, refer to our Annual Report on Form 10-K for the fiscal year ended December 28, 2024, filed with the SEC on February 25, 2025. The discussion is incorporated herein by reference.

Liquidity and Capital Resources

Historically, our primary source of capital has been cash generated from operations. We have also used borrowings on our credit facilities to fund acquisitions. During 2025, net cash provided by operating activities totaled $127.3 and as of January 3, 2026, we had $73.0 of cash on hand and $393.6 of available credit on our revolving credit facilities. At year end 2025, approximately half of the cash on hand was held in institutions in APAC, approximately 38% was held in institutions in EMEA, and the remainder was held in institutions in the Americas. We also have a $400.0 accordion feature available on our credit facility, which is subject to certain pro forma compliance requirements and is intended to support potential future acquisitions.

Our principal uses of cash have been paying operating expenses, making capital expenditures, servicing debt, making acquisition-related payments and paying dividends to shareholders.

We believe that cash generated from operations and our borrowing availability under our credit facilities will be sufficient to satisfy our operating expenses and capital expenditures for the foreseeable future. In the event that economic conditions were to severely worsen for a protracted period of time, we would have several options available to ensure liquidity in addition to increased borrowing. Capital expenditures could be postponed since they primarily pertain to long-term improvements in operations, operating expense reductions could be made and the dividend to shareholders could be reduced or suspended.

Cash flows

The following table summarizes our cash flows for the periods:

| | For the year ended | | $ Change |
	January 3, 2026	December 28, 2024	
Net cash provided by operating activities	$ 127.3	$ 122.1	$ 5.2
Net cash provided by (used in) investing activities	20.3	(30.3)	50.6
Net cash used in financing activities	(121.9)	(78.4)	(43.5)
Effect of exchange rate changes on cash and cash equivalents	3.2	(1.7)	4.9
Net increase in cash and cash equivalents	$ 28.9	$ 11.7	$ 17.2

Cash on hand increased $28.9 to $73.0 at the end of 2025. Cash and cash equivalents were favorably impacted by changes in exchange rates by $3.2 and unfavorably impacted by changes in exchange rates by $1.7 during the years ended January 3, 2026, and December 28, 2024, respectively. Cash balances on hand are a result of our cash management strategy, which focuses on maintaining sufficient cash to fund operations while reinvesting cash in the Company and also paying down borrowings on our credit facilities.

Operating activities

Net cash from operations totaled $127.3 in 2025, an increase of $5.2, 4.3%, compared with the prior year. Cash earnings, calculated as net income plus adjustments to reconcile net income to net cash provided by operating activities, excluding changes in net operating assets and liabilities, increased by $16.4 compared to the prior year driven by higher volume and lower interest expense. However, changes in net operating assets and liabilities decreased cash by $11.1 compared to 2024, primarily from working capital dynamics. Reductions in inventory, net of acquisitions, decreased cash by $2.7 in 2025 compared with an increase in cash by $19.4 in 2024. Inventory on hand as of January 3, 2026, decreased by $1.5, 0.8%, compared to the 2024 year end. The decrease is related to the sale of Custom Fluidpower partially offset by higher sales. Days of inventory on hand decreased to 124 days for the 2025 year, compared with 134 days during the 2024 year. Changes in accounts receivable, net of acquisitions, decreased cash by $16.5 and increased cash by $7.3 in 2025 and 2024, respectively. Days sales outstanding for the 2025 year increased slightly to 51 days from 47 days during 2024. Changes in accounts payable, net of acquisitions, increased cash by $22.0 and decreased cash by $11.8 in 2025 and 2024, respectively. Days payables outstanding for the 2025 year increased to 49 days from 37 days during 2024, due to focused efforts to renegotiate terms with key suppliers.

Investing activities

Cash provided in investing activities totaled $20.3 in 2025 compared to cash used in investing activities of $30.3 in 2024. The proceeds from the sale of our Custom Fluidpower business in the third quarter of 2025 accounted for $47.3 of the fluctuation. Capital expenditures were $23.7 during 2025, $3.3, or 12.2%, lower than the prior year. Capital expenditures for 2026 are forecasted to be approximately 3.75% to 4.75% of sales for improvements to manufacturing technology and maintaining and replacing existing machine capabilities.

Financing activities

Net cash used in financing activities totaled $121.9 in 2025, compared with net cash used by financing activities of $78.4 in 2024. In 2025, repayments, net of borrowings, totaled $94.9. Cash paid for acquisitions in 2024 was primarily financed with borrowings on our credit facility. Repayments, net of borrowings, totaled $68.0 in 2024.

Borrowings on our term loans and revolving credit facilities as of January 3, 2026, totaled $262.5 and $105.5, respectively. See Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report for additional information regarding our credit facilities.

In connection with the debt refinancing in June 2024, while the term loan credit facility aggregate principle amount of $300.0 remained unchanged, the cash flow activity reflects repayments and borrowings on the non-revolving debt that were direct results of the refinancing. The company also incurred $3.1 of debt issuance costs in connection with the debt refinancing. These costs are captured within the Other Financing Activities caption in the Statement of Cash Flows. Additionally in June 2024, the Company received $7.1 in proceeds in connection with the termination of the interest rate swaps.

In May 2023, we entered into an incremental facility amendment to our credit agreement with PNC Bank, National Association, as administrative agent, and various lenders party thereto. With the amendment we incurred a new term loan with an aggregate principal amount of $150.0 for which the proceeds were used to repay outstanding balances on our revolving credit facility.

On June 25, 2024, the Company amended and restated its credit agreement (the "Third Amended and Restated Credit Agreement") with PNC Bank, National Association, as administrative agent, and the lenders party thereto. The amendment extended the debt maturity for five years and increased the Company's revolving credit facility (the "Revolving Credit Facility) to $500.0, with the aggregate principle amount of the term loan credit facility (the "Term Loan Facility") remaining at $300.0. The amendment also revised the accordion feature to permit an increase of up to an additional $400.0. Borrowings under the line of credit bear interest at defined rates plus an applicable margin based on the Company's leverage ratio. Scheduled principal payments under the Term Loan Facility are payable in quarterly installments beginning on September 28, 2024 and continuing on the last day of each following fiscal quarter, beginning at $3.75 before increasing to $5.6 in June 2026 and $7.5 in June 2028. All remaining principal and unpaid accrued interest are due on the Term Loan Facility maturity date, which is June 25, 2029.

In May 2024, $0.5 was paid to the former owners of Balboa Water Group in connection with payment due on the contingent consideration liability. The contingent consideration liability was revalued and final payment is payable in 2026.

We have historically declared regular quarterly dividends to shareholders of $0.09 per share. We paid dividends totaling $12.0 and $11.9 for the years ended January 3, 2026 and December 28, 2024, respectively. The declaration and payment of future dividends is subject to the sole discretion of the Board of Directors, and any determination as to the payment of future dividends will depend upon our profitability, financial condition, capital needs, acquisition opportunities, future prospects and other factors deemed pertinent by the Board of Directors.

Contractual obligations

Credit facilities

Information on our credit facilities, including future maturities, is presented in Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report. Our revolving credit facility with PNC Bank matures and is payable in full in June 2029; however, we may make earlier payments. Our term loan with PNC Bank is payable in quarterly installments of $5.6 million through March 2028 with our next payment due December 2026 and quarterly installments of $7.5 million thereafter through the maturity date of June 2029, at which time the remaining balance will be due in full.

Interest rates on our credit facilities range from 3.7% to 5.5% as of January 3, 2026. Future interest payments are estimated to total $62.6, with annual payments ranging from $7.7 to $19.5 payable through the last maturity date of June 2029. Future payments assume the current interest rate environment, current currency exchange rates, future required payments on term loans and revolver borrowings consistent with January 3, 2026 debt levels. Future payments do not include an estimate of impacts from our derivative instruments.

Contingent consideration payments

Our contingent consideration liabilities total $0.4 as of January 3, 2026. The balance represents the fair value estimate of contractual contingent payment related to our acquisition of Balboa Water Group, which is payable in 2026.

Supplier purchases

We regularly place purchase orders with our suppliers for inventory and capital expenditures to be used in the ordinary course of business. Open purchase orders as of January 3, 2026 total $48.0 for purchases expected in 2026 and $0.1 for purchases expected in 2027.

Building purchase commitment

The Company is negotiating a lease-to-buy agreement for the purchase of a building with the option to purchase the building at any time during the lease period. Under the draft agreement, the company would commit to purchasing the building at the end of the 6-year lease term. The approximate purchase price is €27.0; however, the actual purchase price will be reduced by 60% of the payments made during the lease term.

Leases

We regularly enter into operating lease agreements for the use of machinery, equipment, vehicles, buildings and office space. Future maturities of our operating lease liabilities are presented in Note 7 of the Notes to the Consolidated Financial Statements included in this Annual Report.

Critical Accounting Policies and Estimates

We prepare our Consolidated Financial Statements in conformity with U.S. GAAP, which requires management to make certain estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The following policies are considered by management to be the most critical in understanding the judgments, estimates and assumptions that are involved in the preparation of our Consolidated Financial Statements.

Business Combinations

Business combinations are accounted for under the acquisition method of accounting, which requires recognition separately from goodwill, the assets acquired and the liabilities assumed at their acquisition date fair values. Assigning fair market values to the assets acquired and liabilities assumed at the date of an acquisition requires knowledge of current market values, and the values of assets in use, and often requires the application of judgment regarding estimates and assumptions. While the ultimate responsibility resides with management, for certain acquisitions we retain the services of certified valuation specialists to assist with assigning estimated values to certain acquired assets and assumed liabilities, including intangible assets and tangible long-lived assets. Acquired intangible assets, excluding goodwill, are valued using various methodologies such as the discounted cash flow method, which is based on future cash flows specific to the type of intangible asset purchased and the relief from royalty method, which is based on the present value of savings resulting from the right to manufacture or sell products that incorporate the intangible asset without having to pay a license for its use. These methodologies incorporate various estimates and assumptions, the most significant being estimated royalty rates, projected revenue growth rates, profit margins and forecasted cash flows based on the discount rate.

Intangible assets consist primarily of customer relationships, technology, trade names and brands and supply agreements. Amortization is on a straight-line basis over their estimated useful lives and the amortization is reflected in the Consolidated Statements of Operations. The useful lives used are as follows: Customer Relationships - 8 to 26 years; Trade Names and Brands - 10 to 20 years; Technology - 5 to 13 years; and Supply Agreements - 10 years. Intangible assets are tested for impairment if certain circumstances arise that would indicate the carrying amount of the assets may not be recoverable. Such circumstances can include, but are not limited to, a decrease in market price, economic decline, changes in the market, change in business operations or plans for disposition. The assessment of fair value for impairment purposes requires significant judgment by management, which could be negatively impacted by economic decline, market deterioration and changes in other market conditions. Additional information about intangible assets, including the gross and net carrying values for the reported periods and historical and future estimated amortization expense is presented in Note 8 of the Notes to the Consolidated Financial Statements included in this Annual Report. Additional information about our acquisitions, including acquired intangible assets deemed material to the Company's financial results, is presented in Note 3 of the Notes to the Consolidated Financial Statements included in this Annual Report.

Goodwill

Goodwill represents the excess of the purchase price of an acquisition over the fair value of the net assets acquired. We test goodwill for impairment at the reporting unit level, as of the third quarter period end date, on an annual basis and between annual tests whenever events or circumstances indicate the carrying value of a reporting unit may exceed its fair value. Examples of such circumstances could include, but are not limited to, a significant loss of market share, significant decline in operating results, change in management strategy or operations, economic decline, and other such significant disruptions to the business. The carrying value of assets is calculated at the reporting unit level. An impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value.

There are multiple steps in our process for testing goodwill impairment. The first step is identification of our operating segments, followed by the identification of the reporting units, such that the reporting unit has discrete financial information, its operating results are reviewed regularly by management, and its economic characteristics are different from the economic characteristics of the other components of the operating segment. As part of the annual test of goodwill impairment the Company considers economic factors and current business operations when assessing the reporting unit structures for the purposes of goodwill impairment testing. The reporting units comprised of our four prominent businesses and the 2023 acquisition of i3PD.

In certain circumstances the Company may elect to test goodwill using a qualitative assessment, assessing whether it is more likely than not that the fair value of the reporting unit is less than the carrying value. More often the Company will test goodwill using the income based and market based valuation methods, as quoted market prices are not available for all reporting units. When possible, we generally use a combination of market and income approach methodologies to estimate the fair value of our reporting units. The assessment of fair value for impairment purposes requires significant judgment by management. Management's assumptions include projected future performance, expected future costs, expected new product releases and expected future economic and market conditions (i.e. inflation, tax rates, end-market growth or decline, and expected market share performance). If these assumptions and estimates are not met or operations are impacted by other factors the reporting units could be subject to goodwill impairment.

The income approach is generally based on a discounted cash flow analysis, which estimates the present value of the projected free cash flows to be generated by the reporting unit. Assumptions used in the analysis include estimated future revenues and expenses, working capital, capital expenditures and other variables. Assumptions made for future cash flows are developed based on consideration of current and future economic conditions, recent and expected sales trends, planned timing of product launches and other relevant variables. Each reporting unit regularly prepares discrete operating forecasts and long range plans and uses these forecasts as the basis for the assumptions in the discounted cash flow analysis. Within the discounted cash flow models, the Company uses a discount rate, commensurate with its cost of capital but adjusted for inherent business risks, and an appropriate terminal growth factor.

The market approach estimates the value of reporting units by comparing to guideline public companies or guideline transactions. Various valuation multiples of companies that are economically and operationally similar are used as data points for selecting multiples for the reporting units, which are deemed to be market-adjusted multiples based on key data points for guideline public companies. Changes in assumptions or estimates could materially affect the estimated fair value of our reporting units and the potential for impairment. We also reconcile the estimated aggregate fair value of our reporting units resulting from these procedures to our overall market capitalization.

The Company completed its annual goodwill impairment testing for 2025. In the second quarter of 2025, the Company announced a leadership change in the Electronics segment from Lee Wichlacz to Billy Aldridge. Under the new leadership in the third quarter of 2025, the Company evaluated the strategy and financial projections related to i3 Product Development ("i3PD"), a custom engineering services firm we acquired in May of 2023 that is part of our Electronics segment. That evaluation led to a reduction in the i3PD projected profit contributions to the Company over the short and mid-term due to de-emphasizing i3PD sales that do not align with the Company's core business. We performed a test for goodwill impairment as of the third quarter period end date and concluded goodwill was impaired.

The fair value of the i3PD reporting unit was determined based on an income approach methodology. A market approach methodology was evaluated but not used as the Company determined information for companies comparable to i3PD was not readily available. The income approach utilized a discounted cash flow analysis, which estimates the present value of the projected free cash flows to be generated by the reporting unit. Principal assumptions used in the analysis included the Company's estimates of future revenue and terminal growth rates, margin assumptions and discount rates. While assumptions utilized are subject to a high degree of judgment and complexity, the Company made every effort to estimate future cash flows as accurately as possible, given the high degree of economic uncertainty that existed. The Company concluded that the estimated fair value of the i3PD reporting unit was less than its carrying value, and as a result, recorded a non-cash, non-tax-deductible goodwill impairment charge of $25.9. This represents the full amount of goodwill for the i3PD reporting unit.

In 2024 and 2023 it was determined that the carrying amount of goodwill for each reporting unit was not impaired. In addition, in management's assessment of reporting units for GWI testing, it was determined that the two prominent Electronics businesses share very similar economic characteristics, are operationally interdepended, and should be aggregated and tested as a single reporting unit. The test for goodwill impairment was performed for each business and for the consolidated reporting unit. Neither test indicated any impairment.

A third party was used to assist in the valuation and testing of the fair value of the reporting units. The third party provided estimates such as risk premiums, select multiples and discount rates, used in conjunction with Management's estimates and assumptions to calculate the fair value of the reporting unit. These estimates require significant judgment. If there is economic decline, expectations for growth are not met, product launches are delayed, there is a change to management's operating outlook, operational restructuring, or any other significant change to the assumptions, estimates or other risks previously mentioned, the reporting units could be subject to impairment.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent the Company determines that it is more likely than not a deferred income tax asset will not be realized, a valuation allowance is established. The recoverability analysis of the deferred income tax assets and the related valuation allowances requires significant judgment and relies on estimates. At January 3, 2026, valuation allowances against deferred tax assets were $3.2 million. Refer to our Note 12 to our consolidated financial statements for additional information on the composition of these valuation allowances.

Our annual tax rate fluctuates based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Tax laws are complex and subject to different interpretations by the taxpayer and respective government taxing authorities. Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. We review our tax positions quarterly and adjust the balances as new information becomes available. Indefinite reinvestment is determined by management's judgment about, and intentions concerning, our future operations.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. While we expect certain provisions of the OBBBA to change the timing of cash payments in the current fiscal year and future periods, we do not currently expect the legislation to have a material impact on our consolidated financial statements.

We recognize and measure uncertain tax positions in accordance with ASC 740. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We adjust these reserves, as well as the related interest and penalties, where appropriate in light of changing facts and circumstances. Settlement of any particular position could require the use of cash. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

See Note 12 of the Notes to the Consolidated Financial Statements included in this Annual Report for income tax amounts, including reserves.

Off Balance Sheet Arrangements

We do not engage in any off balance sheet financing arrangements. In particular, we do not have any material interest in variable interest entities, which include special purpose entities and structured finance entities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk primarily from changes in foreign currency exchange rates and interest rates. To reduce such risks, we selectively use financial instruments and other proactive management techniques. All hedging transactions strictly prohibit the use of financial instruments for trading or speculative purposes. A discussion of our accounting policies for derivative financial instruments is included within Notes 2 and 9, of the Notes to the Consolidated Financial Statements included in this Annual Report.

Interest Rate Risk

Our exposure to interest rate risk results from variable debt outstanding under our term loans and revolving credit facility with PNC Bank. We pay interest on outstanding borrowings at interest rates that fluctuate based upon changes in various base rates. As of January 3, 2026, we had $105.5 million in borrowings outstanding under the revolving credit facility and $262.5 million in borrowings outstanding under the term loans. Based on our level of variable rate debt outstanding during the year ended January 3, 2026, a one percentage point increase in the reference average interest rate, which generally equaled 6.7%, would have resulted in an approximate $4.4 million increase in financing costs for the year ended January 3, 2026. This analysis excludes any effects from interest rate swap contracts as such contracts were terminated on June 25, 2024.

As of December 28, 2024, we had $150.3 million in borrowings outstanding under the revolving credit facility, $300.3 million in borrowings outstanding under the term loans. Based on our level of variable rate debt outstanding during the year ended December 28, 2024, a one percentage point increase in the reference average interest rate, which generally equaled 6.1%, would have resulted in an approximate $4.0 million increase in financing costs for the year ended December 28, 2024. This analysis excludes any effects from interest rate swap contracts as such contracts were terminated on June 25, 2024.

Foreign Currency Risk

Our exposure to foreign currency exchange fluctuations relate primarily, but not limited to, our locations in Italy, Germany, South Korea, the United Kingdom, China and India. Our operations in these countries are exposed to fluctuations in foreign currency rates primarily from payments received from customers, payments made to suppliers and loans denominated in foreign currencies. During the year ended December 30, 2023, we economically hedged certain foreign currency risks by entering into forward foreign exchange contracts. These contracts were not designated as hedging instruments for accounting purposes. These forward foreign exchange contracts ended in 2023 and the Company did not enter into new contracts in 2024.

During the year ended January 3, 2026, we economically hedged the receivable related to the sale of Custom Fluidpower. This contract was not designated as a hedging instrument for accounting purposes. This forward foreign exchange contract ended in October 2026. A discussion of our accounting policies for derivative financial instruments is included within Notes 2 and 9 of the Notes to the Consolidated Financial Statements included in this Annual Report.

The strengthening of the U.S. dollar can have an unfavorable impact on our results of operations and financial position as foreign denominated operating results are translated into U.S. dollars. The result of a 10% decrease in the 2025 average exchange rates of the currencies in which our transactions are denominated would have resulted in a decrease in annual sales of $31.3 million for the year ended January 3, 2026. The result of a 10% decrease in the 2024 average exchange rates of the currencies in which our transactions are denominated would have resulted in a decrease in annual sales of $29.5 million for the year ended December 28, 2024. This sensitivity analysis assumes that each exchange rate changed in the same direction relative to the U.S. dollar and incorporates the effects of our forward contracts. This analysis excludes the potential effects that changes in foreign currency exchange rates may have on actual sales or price levels. Similarly, a 10% decline in foreign currency exchange rates relative to the U.S. dollar on our January 3, 2026 and December 28, 2024 financial position would have resulted in a $60.8 million and $60.0 million reduction to equity (accumulated other comprehensive loss), respectively, as a result of non-U.S. dollar denominated assets and liabilities being translated into U.S. dollars, our reporting currency.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

<u>Report of Independent Registered Public Accounting Firm</u>

Board of Directors and Shareholders
Helios Technologies, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Helios Technologies, Inc. (a Florida corporation) and subsidiaries (the "Company") as of January 3, 2026 and December 28, 2024, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the years ended January 3, 2026, December 28, 2024, and December 30, 2023 and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 3, 2026 and December 28, 2024, and the results of its operations and its cash flows for each of the years ended January 3, 2026, December 28, 2024, and December 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of January 3, 2026, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 3, 2026 expressed an unqualified opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2016.

Tampa, Florida
March 3, 2026

<u>Report of Independent Registered Public Accounting Firm</u>

Board of Directors and Shareholders
Helios Technologies, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Helios Technologies, Inc. (a Florida corporation) and subsidiaries (the "Company") as of January 3, 2026, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 3, 2026, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended January 3, 2026, and our report dated March 3, 2026 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Tampa, Florida
March 3, 2026

Helios Technologies, Inc.
Consolidated Balance Sheets
(in millions, except per share data)

	January 3, 2026	December 28, 2024
Assets		
Current assets:		
Cash and cash equivalents	$ 73.0	$ 44.1
Accounts receivable, net of allowance for credit losses of $1.4 and $2.4	116.0	104.6
Inventories, net	188.6	190.1
Income taxes receivable	15.4	15.1
Other current assets	21.9	30.3
Total current assets	414.9	384.2
Property, plant and equipment, net	206.6	216.4
Deferred income taxes	1.9	2.1
Goodwill	498.1	498.9
Other intangible assets, net	369.9	384.0
Other assets	23.1	19.8
Total assets	$ 1,514.5	$ 1,505.4
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 75.6	$ 56.7
Accrued compensation and benefits	23.3	24.6
Other accrued expenses and current liabilities	23.0	25.8
Current portion of long-term non-revolving debt, net	5.4	16.0
Dividends payable	3.0	3.0
Income taxes payable	12.9	12.5
Total current liabilities	143.2	138.6
Revolving lines of credit	105.5	147.3
Long-term non-revolving debt, net	256.2	283.2
Deferred income taxes	52.4	41.1
Other noncurrent liabilities	25.7	30.8
Total liabilities	583.0	641.0
Commitments and contingencies (Note 18)		
Shareholders' equity:		
Preferred stock, par value $0.001, 2.0 shares authorized, no shares issued or outstanding	—	—
Common stock, par value $0.001, 100.0 shares authorized, 33.4 and 33.3 shares issued; 33.1 and 33.3 outstanding at January 3, 2026 and December 28, 2024, respectively	—	—
Capital in excess of par value	442.9	437.4
Retained earnings	539.1	502.6
Accumulated other comprehensive loss	(36.9)	(75.6)
Treasury stock, at cost, 0.3 and 0 shares, respectively	(13.6)	—
Total shareholders' equity	931.5	864.4
Total liabilities and shareholders' equity	$ 1,514.5	$ 1,505.4

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Helios Technologies, Inc.
Consolidated Statements of Operations
(in millions, except per share data)

		For the year ended				
		January 3, 2026		December 28, 2024		December 30, 2023
Net sales	$	839.0	$	805.9	$	835.6
Cost of sales		567.8		553.6		573.9
Gross profit		271.2		252.3		261.7
Selling, engineering and administrative expenses		147.6		139.0		148.9
Amortization of intangible assets		31.7		31.5		32.9
Goodwill impairment		25.9		—		—
Operating income		66.0		81.8		79.9
Interest expense, net		21.9		33.8		31.2
Foreign currency transaction loss, net		1.3		1.3		0.6
Other non-operating (income), net		(19.6)		(3.8)		(1.1)
Income before income taxes		62.4		50.5		49.2
Income tax provision		14.0		11.5		11.7
Net income	$	48.4	$	39.0	$	37.5
Net income per share:						
Basic	$	1.46	$	1.17	$	1.14
Diluted	$	1.45	$	1.17	$	1.14
Weighted average shares outstanding:						
Basic		33.2		33.2		32.9
Diluted		33.3		33.3		33.0
Dividends declared per share	$	0.36	$	0.36	$	0.36

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Helios Technologies, Inc.
Consolidated Statements of Comprehensive Income
(in millions)

		For the year ended				
		January 3, 2026		December 28, 2024		December 30, 2023
Net income	$	48.4	$	39.0	$	37.5
Other comprehensive (loss) income						
Foreign currency translation adjustments, net of tax		42.7		(20.6)		7.6
Realized (gain) on interest rate swaps, net of tax		(4.0)	$	—	$	—
Unrealized gain (loss) on interest rate swaps, net of tax	$	—		0.4		(3.6)
Total other comprehensive income (loss)		38.7		(20.2)		4.0
Comprehensive income	$	87.1	$	18.8	$	41.5

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Helios Technologies, Inc.
Consolidated Statements of Shareholders' Equity
(in millions)

	Preferred shares	Preferred stock	Common shares	Common stock	Capital in excess of par value	Retained earnings	Accumulated other comprehensive loss	Treasury Shares	Treasury Stock	Total
Balance at December 31, 2022	—	$ —	32.6	$ —	$ 404.3	$ 450.0	$ (59.4)	—	$ —	$ 794.9
Shares issued, restricted stock			0.1	—	—					—
Shares issued, ESPP					2.0					2.0
Shares issued, acquisitions			0.4		18.7					18.7
Stock-based compensation					11.6					11.6
Cancellation of shares for payment of employee tax withholding					(2.2)					(2.2)
Dividends declared						(11.9)				(11.9)
Net income						37.5				37.5
Other comprehensive income							4.0			4.0
Balance at December 30, 2023	—	$ —	33.1	$ —	$ 434.4	$ 475.6	$ (55.4)	—	$ —	$ 854.6
Shares issued, restricted stock			0.2	—	0.3					0.3
Shares issued, ESPP					1.9					1.9
Stock-based compensation					3.4					3.4
Cancellation of shares for payment of employee tax withholding					(2.6)					(2.6)
Dividends declared						(12.0)				(12.0)
Net income						39.0				39.0
Other comprehensive loss							(20.2)			(20.2)
Balance at December 28, 2024	—	$ —	33.3	$ —	$ 437.4	$ 502.6	$ (75.6)	—	$ —	$ 864.4
Shares issued, restricted stock			0.1	—	—					—
Shares issued, ESPP					1.8					1.8
Stock-based compensation					5.1					5.1
Cancellation of shares for payment of employee tax withholding					(1.4)					(1.4)
Shares repurchased								0.3	(13.6)	(13.6)
Dividends declared						(11.9)				(11.9)
Net income						48.4				48.4
Other comprehensive income							38.7			38.7
Balance at January 3, 2026	—	$ —	33.4	$ —	$ 442.9	$ 539.1	$ (36.9)	0.3	$ (13.6)	$ 931.5

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Helios Technologies, Inc.
Consolidated Statements of Cash Flows
(in millions)

		For the year ended	
	January 3, 2026	December 28, 2024	December 30, 2023
Cash flows from operating activities:			
Net income	$ 48.4	$ 39.0	$ 37.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	63.0	63.8	63.8
(Gain) on sale of business	(18.8)	—	—
Goodwill impairment	25.9	—	—
Stock-based compensation expense	5.1	3.4	11.6
Amortization of debt issuance costs	0.7	1.1	0.6
Benefit for deferred income taxes	(1.1)	(8.3)	(7.9)
Forward contract losses, net	0.6	—	0.3
Other, net	(5.3)	3.2	—
(Increase) decrease in, net of acquisitions:			
Accounts receivable	(16.5)	7.3	16.3
Inventories	(2.7)	19.4	(17.9)
Income taxes receivable	0.3	(3.8)	0.3
Other current assets	4.2	(8.1)	(5.5)
Other assets	4.7	5.1	(3.8)
Increase (decrease) in, net of acquisitions:			
Accounts payable	22.0	(11.8)	(5.2)
Accrued expenses and other liabilities	2.1	5.7	(5.8)
Income taxes payable	(0.7)	10.7	(1.6)
Other noncurrent liabilities	(4.6)	(4.6)	3.9
Contingent consideration payments in excess of acquisition date fair value	—	—	(2.7)
Net cash provided by operating activities	**127.3**	**122.1**	**83.9**
Cash flows from investing activities:			
Business acquisitions, net of cash acquired	—	—	(114.2)
Capital expenditures	(23.7)	(27.0)	(34.3)
Proceeds from dispositions of property, plant and equipment	0.3	0.1	0.3
Business Divestiture Proceeds	47.3	—	—
Cash settlement of forward contracts	—	—	0.4
Software development costs	(3.6)	(3.4)	(6.1)
Net cash provided by (used in) investing activities	**20.3**	**(30.3)**	**(153.9)**
Cash flows from financing activities:			
Borrowings on revolving credit facilities	57.6	41.6	189.2
Repayment of borrowings on revolving credit facilities	(114.3)	(88.7)	(252.0)
Borrowings on long-term non-revolving debt	—	126.8	160.0
Repayment of borrowings on long-term non-revolving debt	(38.2)	(147.7)	(21.5)
Proceeds from stock issued	1.8	2.2	2.0
Purchase of treasury stock	(13.6)	—	—
Dividends paid to shareholders	(12.0)	(11.9)	(11.8)
Payment of employee tax withholding on vesting	(1.4)	(2.6)	(2.2)
Payment of contingent consideration liability	—	—	(3.4)
Proceeds received upon termination of Cash Flow hedge instruments	—	7.1	—
Other financing activities	(1.8)	(5.2)	(2.4)
Net cash (used in) provided by financing activities	**(121.9)**	**(78.4)**	**57.9**
Effect of exchange rate changes on cash and cash equivalents	3.2	(1.7)	0.8
Net increase (decrease) in cash and cash equivalents	**28.9**	**11.7**	**(11.3)**
Cash and cash equivalents, beginning of period	44.1	32.4	43.7
Cash and cash equivalents, end of period	**$ 73.0**	**$ 44.1**	**$ 32.4**

	For the year ended		
	January 3, 2026	December 28, 2024	December 30, 2023
Supplemental disclosure of cash flow information:			
Cash paid:			
Income taxes	$ 16.1	$ 21.1	$ 26.4
Interest	$ 29.8	$ 32.4	$ 29.5
Supplemental disclosure of noncash transactions:			
Unrealized loss (gain) on interest rate swaps	$ —	$ (0.5)	$ 4.4
Stock issued for acquisition	$ —	$ —	$ 18.7
Foreign currency remeasurement impact on euro denominated debt	$ (8.6)	$ 4.1	$ (2.4)

A reconciliation of the Cash tax paid for the adoption of ASU 2023-09 is as follows:

	For the year ended
	January 3, 2026
Income taxes paid:	$ 1.8
Federal	$ 0.8
State and local	
Foreign	
Italy	6.6
China	4.4
Australia	0.9
All other foreign	1.6
Total income taxes paid	$ 16.1

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

(Currencies in millions, except per share data)

1. COMPANY BACKGROUND

Helios Technologies, Inc. together with its wholly-owned subsidiaries, is a global leader in highly engineered motion control and electronic controls technology for diverse end markets, including construction, material handling, agriculture, energy, recreational vehicles, marine, health and wellness. Helios sells its products to customers in over 90 countries around the world. The Company's strategy for growth is to be the leading provider in niche markets, with premier products and solutions through innovative product development and acquisitions.

The Company operates in two business segments: Hydraulics and Electronics. There are two key technologies within the Hydraulics segment: motion control technology ("MCT") and fluid conveyance technology ("FCT"). Our MCT products provide simultaneous control of acceleration, velocity and position. MCT includes our cartridge valve technology where we pioneered a fundamentally different design platform employing a floating nose construction that results in a self-alignment characteristic. This design provides better performance and reliability advantages compared with most competitors' product offerings. Our cartridge valves are offered in several size ranges and include both electrically actuated and hydro-mechanical products. They are designed to operate reliably at higher pressures than most competitors products, making them suitable for both industrial and mobile applications. Our FCT products transfer hydraulic fluid from one point to another. FCT includes our quick release coupling products, which allow users to connect and disconnect quickly from any hydraulic circuit without leakage and ensures high-performance under high temperature and pressure using one or multiple couplers. The Electronics segment provides complete, fully-tailored display and control solutions for engines, engine-driven equipment, specialty vehicles, therapy baths and traditional and swim spas. This broad range of products is complemented by extensive application expertise and unparalleled depth of software, embedded programming, hardware and sustaining engineering teams.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company reports on a fiscal year that ends on the Saturday closest to December 31st. Each quarter generally consists of thirteen weeks, with a fourteen-week quarter occurring periodically. The 2025 fiscal year contained 53 weeks and ended January 3, 2026. The 2024 and 2023 fiscal years contained 52 weeks and ended December 28, 2024 and December 30, 2023, respectively.

The Consolidated Financial Statements include the accounts and operations of Helios Technologies and its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain conditions may result in a loss, which will only be resolved by future events. We, along with our legal counsel, evaluate such contingent liabilities, which inherently involves judgment. If it is probable that a loss has been incurred and can be reasonably estimated, we accrue for such contingent losses. If a potentially material loss contingency is not probable but reasonably possible, or is probable but cannot be estimated, we disclose the nature of the contingent liability and an estimate of the range of possible loss if determinable and material.

The Company records a contingent gain when the following conditions are met: (a) the amount to be received is known, (b) there is no potential for appeal or reversal, and (c) collectability is reasonably assured.

Foreign Currency Translation and Transactions

The financial statements of foreign subsidiaries are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates for operating results. Unrealized translation gains and losses are included in accumulated other comprehensive income (loss) ("AOCI") in shareholders' equity. When a transaction is denominated in a currency other than the subsidiary's functional currency, the Company recognizes a transaction gain or loss in foreign currency transaction (gain) loss, net.

Business Combinations

Business combinations are accounted for under the acquisition method of accounting, which requires recognition separately from goodwill, the assets acquired and the liabilities assumed at their acquisition date fair values. While best estimates and assumptions are used to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, when applicable, the estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, adjustments that are based on new information obtained about facts and circumstances that existed as of the acquisition date are recorded to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in the Consolidated Statements of Operations.

Fair Value Measurements

The Company applies fair value accounting guidelines for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Under these guidelines, fair value is defined as the price that would be received for the sale of an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3 - Unobservable inputs that are supported by little, infrequent, or no market activity and reflect the Company's own assumptions about inputs used in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value of the Company's accounts receivable, other current assets, accounts payable, accrued expenses, credit facilities and other liabilities approximate their carrying value, due to their short-term nature. Contingent consideration and newly acquired intangible assets are measured at fair value using level 3 inputs. The Company utilizes risk-adjusted probability analysis to estimate the fair value of contingent consideration arrangements. Forward foreign exchange contracts are measured at fair value based on quoted foreign exchange forward rates at the reporting dates. The fair value of interest rate swap contracts is based on the expected cash flows over the life of the trade. Expected cash flows are determined by evaluating transactions with a pricing model using a specific market environment. The values are estimated using the closing and mid-market market rate/price environment as of the end of the period. See Note 4 for detail on the level of inputs used in determining the fair value of assets and liabilities.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. Any cash equivalents held by the Company are not significant. At year end 2025, of the $73.0 of cash on hand approximately half was held in institutions in APAC, approximately 38% held in institutions in EMEA, and the remainder held in institutions in the Americas.

Accounts Receivable, net

Accounts receivable are stated at amounts owed by customers, net of an allowance for estimated credit losses. The allowance for estimated credit losses is based on management's assessment of amounts which may become uncollectible in the future and is estimated from a review of historical experience and specific identification of those accounts that are significantly in arrears. Accounts Receivable, net were $116.0 at January 3, 2026, $104.6 at December 28, 2024, and $114.8 at December 30, 2023 respectively and are presented in the Consolidated Balance Sheets. Account balances are charged against the allowance when it is probable the receivable will not be recovered. See the Consolidated Balance Sheets for the allowance amounts.

Inventories, net

Inventories are valued at the lower of cost and net realizable value, on a first-in, first-out basis. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the appropriate inventory value of those products and component parts deemed to be obsolete or slow moving. See Note 5 for inventory reserve amounts.

Property, Plant and Equipment, net

Property, plant and equipment is stated at cost less accumulated depreciation. Expenditures for repairs and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method generally over the following useful lives:

	Years
Machinery and equipment	3 - 12
Office furniture and equipment	2 - 10
Buildings	10 - 40
Building and land improvements	5 - 20
Leasehold improvements	2 - 10

Gains or losses on the retirement, sale, or disposal of property, plant and equipment are reflected in the Consolidated Statement of Operations in the period in which the assets are taken out of service.

Leases

The Company determines whether an arrangement is a lease at its inception. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and are presented in Property, plant and equipment in the Consolidated Balance Sheets. Operating lease liabilities represent the Company's obligation to make lease payments arising from the leases and are presented in Other accrued expenses and current liabilities and Other noncurrent liabilities in the Consolidated Balance Sheets. ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company utilizes an estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. The Company considers its existing credit facilities when calculating the incremental borrowing rate.

Lease terms include options to extend the lease when it is reasonably certain that the Company will exercise the option. Leases with an initial term of 12 months or less are not recorded on the balance sheet. See Note 7 for additional disclosures related to leases.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price of an acquisition over the fair value of the net assets acquired. We test goodwill for impairment at the reporting unit level, as of the third quarter period end date, on an annual basis and between annual tests whenever events or circumstances indicate the carrying value of a reporting unit may exceed its fair value. Examples of such circumstances could include, but are not limited to, a significant loss of market share, significant decline in operating results, change in management strategy or operations, economic decline, and other such significant disruptions to the business. As part of the impairment test, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after this optional qualitative assessment, the Company determines that impairment is more likely than not, then the Company performs the quantitative impairment test. The carrying value of assets is calculated at the reporting unit level. An impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value, not exceeding the carrying amount of goodwill. Adjustments to the fair value of purchased assets and liabilities after the initial measurement period are recognized in net earnings. We generally use a combination of market and income approach methodologies to estimate the fair value of our reporting units.

Intangible assets consist primarily of customer relationships, technology, trade names and brands and supply agreements. Amortization is on a straight-line basis over their estimated useful lives and the amortization is reflected in the Consolidated Statements of Operations. The useful lives used are as follows: Customer Relationships - 8 to 26 years; Trade Names and Brands - 10 to 20 years; Technology - 5 to 13 years; and Supply Agreements - 10 years. Intangible assets are tested for impairment if certain circumstances that would indicate the carrying amount of the assets may not be recoverable. Such circumstances can include, but are not limited to, decrease in market price, economic decline, changes in the market, change in business operations, or plans for disposition. Additional information about intangible assets, including the gross and net carrying values for the reported periods and historical and future estimated amortization expense is presented in Note 8 of the Notes to the Consolidated Financial Statements included in this Annual Report. Additional information about our acquisitions, including acquired intangible assets deemed material to the Company's financial results, is presented in Note 3 of the Notes to the Consolidated Financial Statements included in this Annual Report.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. For the years ended January 3, 2026, December 28, 2024, and December 30, 2023, there were no impairments recorded.

Revenue Recognition

Revenue recognition is evaluated through the following five steps: 1) identification of the contracts with customers; 2) identification of the performance obligations in the contracts; 3) determination of the transaction price; 4) allocation of the transaction price to the performance obligations in the contract; and 5) recognition of revenue as or when performance obligations are satisfied.

The Company disaggregates revenue by reporting segment as well as by geographic destination of the sale. See disaggregated revenue balances in Note 16, Segment Reporting.

Revenue from Product Sales

The significant majority of the Company's contracts with its customers are for standard product sales under standard ship and bill arrangements. The contracts are generally accounted for as having a single performance obligation for the manufacture of product, which is considered the only distinct promise in the contract, and are short term in nature, typically completed within one quarter and not exceeding one year in duration. The transaction price is agreed upon in the contract. Revenue is recognized upon satisfaction of the performance obligation, which is typically at a point in time when control is transferred to the customer. Typically, control is transferred upon shipment to the customer but can also occur upon delivery to the customer, depending on contract terms. Revenue recognition can also occur over time for these contracts when the following criteria are met: the Company has no alternative use for the product; and the Company has an enforceable right to payment (including a reasonable margin) for performance completed to date.

Revenue is recognized in an amount that reflects the consideration the Company expects to be entitled to in exchange for the goods. Consideration for product sales is primarily fixed in nature. The Company's estimates for sales discounts, rebates and product returns reduce revenue recognized at the time of the sale.

Contract Assets & Liabilities

Contract assets are recognized when the Company has a conditional right to consideration for performance completed on contracts. Contract asset balances were zero at January 3, 2026, $4.2 at December 28, 2024, and $3.8 at December 30, 2023 respectively and are presented in Other current assets in the Consolidated Balance Sheets. Accounts receivable balances represent unconditional rights to consideration from customers and are presented separate from contract assets in the Consolidated Balance Sheets. The Company has no individual components of Other current assets in excess of five percent of Total current assets on the Consolidated Balance Sheets at January 3, 2026, December 28, 2024 and December 30, 2023.

Contract liabilities are recognized when payment is received from customers prior to satisfying the underlying performance obligation. Contract liabilities totaled $0.4, $2.7, and $2.1 at January 3, 2026, December 28, 2024, and December 30, 2023, respectively, and are presented in Other accrued expenses and current liabilities on the Consolidated Balance Sheets. The Company has no individual components of Other accrued expenses and current liabilities in excess of five percent of Total current liabilities on the Consolidated Balance Sheets at January 3, 2026, December 28, 2024 and December 30, 2023.

Other Revenue Recognition Considerations

Contracts do not have significant financing components and payment terms do not exceed one year from the date of the sale. The Company does not incur significant credit losses from contracts with customers.

The Company applies the practical expedient as permitted by the Financial Accounting Standards Board, which allows the omission of certain disclosures related to remaining performance obligations, as contract duration does not exceed one year.

The Company's warranties provide assurance that products will function as intended. Estimated costs of product warranties are recognized at the time of the sale. The estimates are based upon current and historical warranty trends and other related information known to the Company. Accrued Warranty balances were $2.3 at January 3, 2026 and $2.4 December 28, 2024, respectively and are presented in Other accrued expense and current liabilities in the Consolidated Balance Sheets.

The Company treats shipping and handling activities that occur after control of the product transfers as fulfillment activities, and therefore, does not account for shipping and handling costs as a separate performance obligation. Shipping and handling costs billed to customers are recorded in revenue. Shipping costs incurred by the Company are recorded in cost of goods sold.

A collaborative arrangement is a contractual arrangement that involves a joint operating activity involving two or more parties that meet both of the following requirements: they are active participants in the activity and they are exposed to significant risks and rewards dependent on the commercial success of the activity. The assessment for a collaborative arrangement is performed throughout the arrangement. In May 2024, the Company entered into a collaborative agreement with WaterGuru, Inc. ("Waterguru") to design and produce water sensing and treatment products for the spa industry. Where Helios is the principal on sales transactions to third parties, it recognizes revenues, cost of sales and operating expenses on a gross basis on its statements of operations. Helios will pay Waterguru a portion of gross margin on the product specific transactions defined in the agreement for the term of the agreement. Where Helios is not the principal on sales transactions with other third parties, it records its share of the revenues, cost of sales and operating expenses on a net basis on its statements of operations. Waterguru will pay Helios a portion of revenues on the product specific transactions defined in the agreement for the term of the agreement. Revenues and costs associated with this arrangement in 2024 and 2025 were not material.

Derivative Instruments and Hedging Activities

All derivative instruments are recorded gross on the Consolidated Balance Sheets at their respective fair values. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is initially reported as a component of AOCI and is subsequently reclassified into the line item within the Consolidated Statements of Operations in which the hedged items are recorded in the same period in which the hedged item affects earnings.

The Company enters into foreign exchange currency contracts that are not designated as hedging instruments for accounting purposes. Changes in the fair value of foreign exchange currency contracts not designated as hedging instruments are recognized in earnings. Derivative financial instruments are utilized as risk management tools and are not used for trading or speculative purposes.

The Company utilizes foreign currency denominated debt to hedge currency exposure in foreign operations. The Company designates certain foreign currency denominated debt as hedges of net investments in foreign operations, which reduces the Company's exposure to changes in currency exchange rates on investments in non-U.S. subsidiaries. Gains and losses on net investments in non-U.S. operations are economically offset by losses and gains on foreign currency borrowings. The change in the U.S. dollar value of foreign currency denominated debt is recorded in Foreign currency translation adjustments, a component of AOCI.

Research and Development

The Company conducts R&D to create new products and to make improvements to products currently in use. R&D costs are charged to expense as incurred and totaled $19.1, $20.1 and $19.2 for the 2025, 2024 and 2023 fiscal years, respectively and are reported in Selling, engineering and administrative expenses in the Consolidated Statements of Operations.

Stock-Based Compensation

All share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in earnings over the requisite service period. For performance-based share awards, the Company recognizes expense when it is determined the performance criteria are probable of being met. The probability of vesting is reassessed at each reporting date and compensation cost is adjusted using a cumulative catch up adjustment. Forfeitures are recognized in compensation cost when they occur. Benefits or deficiencies of tax deductions in excess of recognized compensation costs are reported within operating cash flows.

Share Repurchase Plan

The Company accounts for share repurchases under the cost method whereby shares reacquired are recorded as treasury stock and reported as a reduction of shareholders' equity at the aggregate purchase price, including any directly attributable costs. Treasury shares are excluded from shares outstanding for purposes of calculating basic and diluted earnings per share and do not receive dividends or have voting rights. Upon reissuance of treasury shares, any difference between the cost of the shares and the consideration received is recorded in additional paid-in capital, and to the extent such additional paid-in capital is insufficient, in retained earnings. No gains or losses are recognized in the consolidated statements of operations upon the purchase, reissuance, or retirement of treasury shares.

Income Taxes

The Company's income tax policy provides for a balance sheet approach under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. These differences result from items reported differently for financial reporting and income tax purposes, primarily depreciation, accrued expenses and reserves. If necessary, the measurement of deferred tax assets is reduced by the amount of any tax benefits that are not expected to be realized based on available evidence.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognizes potential interest and penalties related to its unrecognized tax benefits in income tax expense.

The Company accounts for Global Intangible Low-Taxed Income as a current-period expense when incurred.

The deferral method of accounting is used for investments that generate investment tax credits. Under this method, the investment tax credits are recognized as a reduction of the related asset.

Capitalized Software Development Costs

The Company sells certain products that contain embedded software that is integral to the functionality of the products. Internal and external costs incurred for developing this software are charged to expense until technological feasibility has been established, at which point the development costs are capitalized. Capitalized software development costs primarily include payroll, benefits and other headcount related expenses. Once the products are available for general release to customers, no additional costs are capitalized. Capitalized software development costs, net of accumulated amortization, were $13.2 and $11.1 at January 3, 2026, and December 28, 2024, respectively, and are included in Other assets in the Consolidated Balance Sheets. For the years ended January 3, 2026, December 28, 2024 and December 30, 2023, amortization expense of Capitalized software development costs were $1.9, $1.3, and $0.7, respectively, and are included in Cost of goods sold in the Consolidated Statements of Operations.

Earnings Per Share

The following table presents the computation of basic and diluted earnings per common share (in millions except per share data):

		January 3, 2026		December 28, 2024		December 30, 2023
Net income	$	48.4	$	39.0	$	37.5
Weighted average shares outstanding - Basic		33.2		33.2		32.9
Net effect of dilutive securities - Stock based compensation		0.1		0.1		0.1
Weighted average shares outstanding - Diluted		33.3		33.3		33.0
Net income per share:						
Basic	$	1.46	$	1.17	$	1.14
Diluted	$	1.45	$	1.17	$	1.14

Basic and diluted earnings per share is calculated by dividing net earnings by the coinciding weighted average number of shares outstanding. Our calculation of diluted earnings per share includes the impact of the assumed vesting of outstanding restricted stock units and dilutive stock options, based on the treasury stock method. In 2025, there were 155,012 stock options that were excluded from the diluted earnings per share calculation as they would have been anti-dilutive.

Recently Adopted Accounting Standards

In March 2020, and clarified through December 2022, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This update provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform. The guidance was effective immediately upon issuance in March 2020 and cannot be applied subsequent to December 31, 2024, except for certain optional expedients. The Company adopted the standard for the fiscal year beginning January 1, 2023. In March 2023, the Company executed an amendment to the term loan and revolving credit facility to modify and replace reference to the London Interbank Offered Rate ("LIBOR"). Additionally in March 2023, the Company executed an amendment to the interest rate swap agreements to modify and replace reference to LIBOR. The Company applied the accounting relief in accordance with ASC 848 as the relevant contract and hedge accounting relationship modifications were executed. The adoption of this standard did not have a material impact on our accounting policies or consolidated financial statements.

Beginning in 2024 annual reporting, we adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07) that was issued by the Financial Accounting Standards Board (FASB). This new standard requires an enhanced disclosure of significant segment expenses on an annual and interim basis. Upon adoption, the guidance was applied retrospectively to all prior periods presented in the financial statements, which resulted in the disclosure of selling, engineering and administrative expenses, research and development costs, indirect expenses, and amortization of intangible assets for each reportable segment. For additional information, see Note 16 — Segment Reporting.

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2023-09 Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. The amendments in this update focus on improving the transparency, effectiveness and comparability of income tax disclosures primarily related to the pretax income (or loss), income tax expense (or benefit), rate reconciliation and income taxes paid for public business entities. The amendments in this update are effective for annual periods beginning after December 15, 2024. We adopted this standard as of our current annual reporting period ending January 3, 2026. For additional information, see Note 12 — Income Taxes.

Recently Issued Accounting Standards

In November 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). This ASU requires enhanced disclosures about types of expenses, including purchases of inventory, employee compensation, depreciation, and amortization, in commonly presented expense captions. The amendments are effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. Entities may apply the amendments prospectively or retrospectively to any or all prior periods presented in the financial statements. This ASU will only impact our disclosures and not our financial condition and results of operations. The Company does not plan to early adopt the standard.

In July 2025, the FASB issued Accounting Standards Update (ASU) No. 2025-05 Financial Instruments - Credit Losses (Topic 326) - *Measurement of Credit Losses for Accounts Receivable and Contract Assets*. The amendments in this update provide entities with a practical expedient to assume that conditions as of the balance sheet date do not change for the remaining life of accounts receivable and contract assets accounted for under Topic 606 when developing forecasts as part of estimating expected credit losses. They also provide entities choosing to elect the practical expedient with an option to make an accounting policy election to consider collection activity after the balance sheet date when estimated expected credit losses. The amendments are effective for fiscal years beginning after December 15, 2025, and interim periods within those annual reporting periods, with early adoption permitted. Entities should apply the amendments prospectively. The Company is evaluating the benefit of the practical expedient and accounting policy adoption but does not expect a material impact on the consolidated financial statements or disclosures. We do not plan to early adopt the standard.

In September 2025, the FASB issued Accounting Standards Update (ASU) No. 2025-06 Intangibles - Goodwill and Other - Internal Use Software (Subtopic 350-40) - *Targeted Improvements to the Accounting for Internal-Use Software*. The amendments in this update remove references to project stages when determining if development costs should be capitalized in order to better align the accounting with how software is developed. The amendments are effective for fiscal years beginning after December 15, 2027, and interim periods within those annual reporting periods, with early adoption permitted as of the beginning of an annual reporting period. Entities may apply the amendments prospectively, retrospectively to any or all prior periods presented in the financial statements, or using a modified approach based on the status of the software development project and whether software costs were capitalized before the date of adoption. The Company does not expect the changes to have a material impact on the consolidated financial statements and are assessing when to adopt the standard.

In November 2025, the FASB issued Accounting Standards Update (ASU) No. 2025-09 - Derivative and Hedging (Topic 815) to clarify and improve hedge accounting guidance. The update is intended to better align hedge accounting with entities' risk management activities, reduce complexity, and enable more economic hedging strategies to qualify for hedge accounting. The amendments are effective for fiscal years beginning after December 15, 2026, and interim periods within those annual reporting periods, with early adoption permitted as of the beginning of an annual reporting period. Entities may apply the amendments prospectively, retrospectively to any or all prior periods presented in the financial statements. The Company does not expect the changes to have a material impact on the consolidated financial statements and are assessing when to adopt the standard.

In December 2025, the FASB issued Accounting Standards Update (ASU) No. 2025-11 - Interim Reporting (Topic 270) with the goal of clarifying and reorganizing existing interim reporting guidance so it is easier for preparers to apply and understand. The update does not change the fundamental nature of interim reporting under U.S. GAAP or expand or reduce current interim disclosure requirements. The amendments are effective for fiscal years beginning after December 15, 2027, and interim periods within those annual reporting periods, with early adoption permitted as of the beginning of an annual reporting period. Entities may apply the amendments prospectively, retrospectively to any or all prior periods presented in the financial statements. The Company does not expect the changes to have a material impact on the consolidated financial statements and are assessing when to adopt the standard.

In December 2025, the FASB issued Accounting Standards Update (ASU) No. 2025-12 - Codification Improvements designed to clarify, correct and improve U.S. GAAP guidance on a variety of topics. It is part of FASB's ongoing Codification improvements project, which addresses technical corrections, resolves unintended application issues, and enhances usability of the Codification without making major changes to fundamental accounting principles. The amendments are effective for fiscal years beginning after December 15, 2026, and interim periods within those annual reporting periods, with early adoption permitted on an issue-by-issue basis, provided the financial statements for the period have not yet been issued.

3. BUSINESS ACQUISITIONS AND DIVESTITURE

2023 Acquisitions

On January 27, 2023, the Company completed the acquisition of Schultes Precision Manufacturing, Inc. ("Schultes"), an Illinois corporation. Schultes is a highly trusted specialist in manufacturing precision machined components and assemblies for customers requiring very tight tolerances, superior quality and exceptional value-added manufacturing processes. Currently serving the hydraulic, aerospace, communication, food services, medical device and dental industries, Schultes brings the manufacturing quality, reliability and responsiveness critical to its customers' success. The results of Schultes' operations are reported in the Company's Hydraulics segment and have been included in the Consolidated Financial Statements since the date of acquisition.

Initial cash consideration paid at closing for Schultes, net of cash acquired, totaled $84.7. Cash consideration paid at closing was funded with additional borrowings on the Company's credit facility.

On May 26, 2023, the Company completed the acquisition of i3 Product Development, Inc. ("i3PD"), a Wisconsin corporation. i3PD is a custom engineering services firm, employing engineers with expertise in electronics, mechanical, industrial, embedded and software engineering. i3PD's solutions are used across many sectors, including medical, off-highway, recreational and commercial marine, power sports, health and wellness, agriculture, consumer goods, industrial, sports and fitness. i3PD equips Helios with significant value-added professional services capabilities to provide customization to Helios platforms and to develop greenfield solutions. The results of i3PD's operations are reported in the Company's Electronics segment and have been included in the Consolidated Financial Statements since the date of acquisition.

Initial consideration paid at closing for i3PD, net of cash acquired, totaled $44.0, consisting of 370,276 shares of the Company's common stock, issued in a private placement to the previous owners of i3PD, and cash of $25.4. The cash consideration paid at closing was funded with additional borrowings on the Company's credit facility.

In connection with these acquisitions, the Company recorded $37.7 of goodwill, $48.0 of other identifiable intangible assets, $34.2 of property, plant and equipment and $8.8 of other net assets. The intangible assets include customer relationships of $36.4 (15.7 year weighted average useful life), trade names and brands of $7.6 (14.0 year weighted average useful life), technology of $3.3 (5.0 year weighted average useful life) and sales order backlog of $0.7 (less than one year weighted average useful life).

The purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The fair value of identified intangible assets acquired was based on estimates and assumptions made by management at the time of the acquisitions.

Pro forma results of operations and the revenue and net income subsequent to the acquisition dates for the acquisitions completed during fiscal 2023 have not been presented because the effects of the acquisitions, individually and in the aggregate, were not material to the Company's financial results.

2025 Divestiture

On September 27, 2025 the Company completed the sale of the outstanding equity interest in Guwing Holdings Pty. Ltd. ("Guwing"), and Guwing's 100% ownership of the share capital of Custom Fluidpower Pty. Ltd. ("CFP") to a non-related party (the "Divestiture"). CFP was acquired in August 2018 and expanded the Company's hydraulics operations and footprint in Asia-Pacific Region ("APAC"). Since acquiring CFP, we have further invested in the APAC region as part of our "in the region for the region" strategy and have expanded manufacturing and design engineering capabilities.

The preliminary sales price for the divestiture was $76.7 AUD in cash including adjustments for estimated closing date net working capital and cash on hand, consisting of $60.5 AUD in cash to the Company and $16.2 AUD that the buyer agreed to pay directly to the Company's lender in satisfaction of subsidiary-level debt. The sales price is subject to adjustments based on the final closing date net working capital and cash on hand of the divested business.

As of September 27, 2025, the Company recorded a receivable of $38.4 USD for proceeds to be received directly from the buyer, which was subsequently settled when the buyer remitted payment on October 1, 2025. The Company also recorded a receivable of $1.3 USD for proceeds that were held back from initial funding and are to be paid no later than two years from the completion of the transaction. The hold back amount is not held in escrow and not subject to interest. It is not contingent on any performance obligation, but will be used to settle claims made by the buyer per the terms of the purchase agreement for a matter that existed pre-close, provided the Company agrees or the matter is solved through arbitration. No claims have been identified as of the period end date and future claims are not probable or estimable. Therefore, no provision has been made for potential claims. This receivable is presented within Other assets on the Consolidated Balance Sheet for the period ending January 3, 2026. There was no impact on the Company's cash flows in the current period.

The Company recognized (i) a pre-tax gain net of costs to sell on the sale of the subsidiary's net assets and (ii) a reclassification of the cumulative translation adjustment ("CTA") related to the subsidiary from accumulated other comprehensive income ("AOCI") to earnings, as required by ASC 830-30 when a foreign operation is sold or substantially liquidated. The gain on sale and the reclassification of CTA were presented together in continuing operations and are included in Other non-operating income, net on the Consolidated Statement of Operations for the year ended January 3, 2026. The components of the pre-tax gain recognized in USD were:

- Proceeds to be received from sale, net of $10.5 outstanding CFP debt (all cash): $39.7.

- Carrying value of net assets disposed: $29.3.

- Pre-tax gain net of $0.3 costs to sell on disposal before reclassification of CTA: $21.0.

- Reclassification of CTA (AOCI to earnings): $2.2.

- Pre-tax gain recognized in continuing operations: $18.8.

- Income tax expense related to the gain and reclassification of CTA: $3.5.

- Net gain after tax recognized in continuing operations: $15.2.

The subsidiary was included in continuing operations because the sale did not meet the criteria to be reported as discontinued operations under ASC 205-20. The net income of the disposal group through the completion date is included in the Company's Consolidated Statements of Operations. For the year ended January 3, 2026 and December 28, 2024, pre-tax profit of the disposal group was $2.3 and $4.5 respectively, excluding the reclassification of CTA. The pre-tax gain on disposal and the reclassification of CTA are not included in the segment results as the elements of the pre-tax gain are not used by the chief operating decision maker (CODM) for assessing Hydraulics segment performance.

Certain disclosures have not been presented as the effect of the acquisition and divestiture were not material to the Company's financial results.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables provide information regarding the Company's assets and liabilities measured at fair value on a recurring basis at January 3, 2026 and December 28, 2024.

		January 3, 2026		
	Total	Quoted Market Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Interest rate swap contracts	$ —	$ —	$ —	$ —
Total	$ —	$ —	$ —	$ —
Liabilities				
Contingent consideration	$ 0.4	$ —	$ —	$ 0.4
Total	$ 0.4	$ —	$ —	$ 0.4

		December 28, 2024		
	Total	Quoted Market Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Interest rate swap contract	$ —	$ —	$ —	$ —
Total	$ —	$ —	$ —	$ —
Liabilities				
Contingent consideration	0.4	—	—	0.4
Total	$ 0.4	$ —	$ —	$ 0.4

A summary of changes in the estimated fair value of contingent consideration at January 3, 2026 and December 28, 2024 is as follows:

Balance at December 30, 2023	$	0.5
Payment on liability		(0.5)
Accretion in value		0.4
Balance at December 28, 2024	$	0.4
Payment on liability		—
Balance at January 3, 2026	$	0.4

5. INVENTORIES, NET

At January 3, 2026 and December 28, 2024, inventory consisted of the following:

	January 3, 2026	December 28, 2024
Raw materials	$ 106.9	$ 105.3
Work in process	50.5	48.7
Finished goods	43.1	46.7
Provision for obsolete and slow moving inventory	(11.9)	(10.6)
Total	$ 188.6	$ 190.1

6. PROPERTY, PLANT AND EQUIPMENT, NET

At January 3, 2026 and December 28, 2024, property, plant and equipment, net consisted of the following:

	January 3, 2026	December 28, 2024
Machinery and equipment	$ 272.9	$ 247.6
Office furniture and equipment	67.9	58.0
Buildings	80.8	81.0
Building and land improvements	21.1	20.9
Leasehold improvements	10.1	5.2
Land	16.6	16.8
	$ 469.4	$ 429.5
Less: Accumulated depreciation	(296.4)	(263.2)
Construction in progress	16.0	27.2
	$ 189.0	$ 193.5
Operating lease ROU assets	17.6	22.9
Total	$ 206.6	$ 216.4

Depreciation expense for the years ended January 3, 2026, December 28, 2024 and December 30, 2023 totaled $29.0, $30.7 and $30.2, respectively.

7. OPERATING LEASES

The Company leases machinery, equipment, vehicles, buildings and office space throughout its locations that are classified as operating leases. Remaining terms on these leases range from less than one year to eight years. For the years ended January 3, 2026, December 28, 2024 and December 30, 2023, operating lease costs totaled $8.1, $7.5 and $7.0, respectively.

Supplemental balance sheet information related to operating leases is as follows:

	January 3, 2026	December 28, 2024
Right-of-use assets	$ 17.6	$ 22.9
Lease liabilities:		
Current lease liabilities	$ 3.8	$ 4.4
Non-current lease liabilities	15.3	20.3
Total lease liabilities	$ 19.1	$ 24.7

Weighted average remaining lease term (in years):	3.4
Weighted average discount rate:	4.4%

Supplemental cash flow information related to leases is as follows:

	For the Year Ended	
	January 3, 2026	December 28, 2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 8.2	$ 7.9
Non-cash impact of new leases and lease modifications	$ 4.4	$ 1.8

Maturities of lease liabilities are as follows:

2026	$ 6.8
2027	3.8
2028	3.4
2029	3.3
2030	3.1
Thereafter	4.7
Total lease payments	25.1
Less: Imputed interest	(6.0)
Total lease obligations	19.1
Less: Current lease liabilities	(3.8)
Non-current lease liabilities	$ 15.3

8. GOODWILL AND INTANGIBLE ASSETS

Goodwill

A summary of changes in goodwill by segment for the years ended January 3, 2026 and December 28, 2024 is as follows:

	Hydraulics	Electronics	Total
Balance at December 30, 2023	$ 302.1	$ 211.9	$ 514.0
Currency translation	(15.0)	(0.1)	(15.1)
Balance at December 28, 2024	$ 287.1	$ 211.8	$ 498.9
Currency translation	30.6	0.1	30.7
Goodwill written off related to sale of business	(5.6)	—	(5.6)
Goodwill Impairment losses	—	(25.9)	(25.9)
Balance at January 3, 2026	$ 312.1	$ 186.0	$ 498.1
Accumulated Impairments [A]	31.9	25.9	57.8

[A] *In the third quarter of 2025 a $25.9 impairment was recorded in Electronics. There were no impairments recorded in 2024 or 2023.*

The Company tests goodwill for impairment at the reporting unit level, (i) as of the third quarter period end date, and (ii) between annual tests whenever events or circumstances indicate the carrying value of a reporting unit may exceed its fair value.

In the second quarter of 2025, the Company announced a leadership change in the Electronics segment from Lee Wichlacz to Billy Aldridge. Under the new leadership in the third of 2025, the Company evaluated the strategy and financial projections related to i3 Product Development ("i3PD"), a custom engineering services firm we acquired in May of 2023 that is part of our Electronics segment. That evaluation led to a reduction in the i3PD projected profit contributions to the Company over the short and mid-term due to de-emphasizing i3PD sales that do not align with the Company's core business. We performed a test for goodwill impairment as of the third quarter period end date and concluded goodwill was impaired.

The fair value of the i3PD reporting unit was determined based on an income approach methodology. A market approach methodology was evaluated but not used as the Company determined information for companies comparable to i3PD was not readily available. The income approach utilized a discounted cash flow analysis, which estimates the present value of the projected free cash flows to be generated by the reporting unit. Principal assumptions used in the analysis included the Company's estimates of future revenue and terminal growth rates, margin assumptions and discount rates. While assumptions utilized are subject to a high degree of judgment and complexity, the Company made every effort to estimate future cash flows as accurately as possible, given the high degree of economic uncertainty that existed. The Company concluded that the estimated fair value of the i3PD reporting unit was less than its carrying value, and as a result, recorded a non-cash, non-tax-deductible goodwill impairment charge of $25.9. This represents the full amount of goodwill for the i3PD reporting unit.

The Company performed the annual test of goodwill impairment on its other reporting units and concluded that it was more likely than not that their fair value exceeded their carrying value.

Acquired Intangibles Assets

At January 3, 2026 and December 28, 2024, intangible assets consisted of the following:

	January 3, 2026			December 28, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangibles:						
Trade names and brands	$ 95.8	$ (34.5)	$ 61.3	$ 94.1	$ (28.6)	$ 65.5
Non-compete agreements	2.1	(2.1)	—	2.0	(1.6)	0.4
Technology	54.7	(36.8)	17.9	53.4	(31.3)	22.1
Supply agreement	21.0	(19.1)	1.9	21.0	(17.0)	4.0
Customer relationships	400.3	(111.5)	288.8	380.1	(89.6)	290.5
Workforce	6.1	(6.1)	(0.0)	6.2	(4.7)	1.5
	$ 580.0	$ (210.1)	$ 369.9	$ 556.8	$ (172.8)	$ 384.0

Amortization expense on acquired intangibles assets for the 2025, 2024 and 2023 fiscal years was approximately $31.7, $31.5 and $32.9, respectively, reflected in amortization of intangible assets in the Consolidated Statements of Operations. Additionally, $0.3 of acquired amortization expense for the 2025 fiscal year was reflected in cost of sales in the Consolidated Statement of Operations. Future estimated total amortization expense is presented below.

Year:		
2026	$	30.5
2027		27.4
2028		27.1
2029		25.3
2030		24.5
Thereafter		235.1
Total	$	369.9

9. DERIVATIVE INSTRUMENTS & HEDGING ACTIVITIES

The Company addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. The Company had entered into foreign currency forward contracts to reduce the effects of fluctuating foreign currency exchange rates. In addition, the Company had entered into interest rate derivatives to manage the effects of interest rate movements on the Company's credit facilities.

For each derivative contract entered into where the Company looks to obtain hedge accounting treatment, the Company formally and contemporaneously documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge transaction, the nature of the risk being hedged, how the hedging instruments' effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the inception of the hedges and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective, or that it has ceased to be a highly effective hedge, the Company will discontinue hedge accounting with respect to that derivative prospectively. The Company had no derivative instruments in 2025 or 2024.

Gains and losses related to the Company's derivative financial instruments for the 2025, 2024 and 2023 years are presented as follows:

	Amount of Gain or (Loss) Recognized in Other Comprehensive Income on Derivative (Effective Portion)			Location of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income into Earnings (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income into Earnings (Effective Portion)		
	January 3, 2026	December 28, 2024	December 30, 2023		January 3, 2026	December 28, 2024	December 30, 2023
Derivatives in cash flow hedging relationships:							
Interest rate swap contracts	$ (5.4)	$ 0.5	$ (4.4)	Interest expense, net	$ (5.4)	$ 3.6	$ 7.0

Interest expense presented in the Consolidated Statements of Operations, in which the effects of cash flow hedges are recorded, totaled $21.9, $33.8 and $31.2 for the years ended January 3, 2026, December 28, 2024 and December 30, 2023, respectively.

	Amount of Gain or (Loss) Recognized in Earnings on Derivatives			Location of Gain or (Loss) Recognized in Earnings on Derivatives
	January 3, 2026	December 28, 2024	December 30, 2023	
Derivatives not designated as hedging instruments:				
Forward foreign exchange contracts	$ (0.6)	$ —	$ (0.3)	Foreign currency transaction gain / loss, net

Interest Rate Swap Contracts

The Company primarily utilizes variable-rate debt, which exposes the Company to variability in interest payments. The Company enters into various types of derivative instruments to manage fluctuations in cash flows resulting from interest rate risk attributable to changes in the benchmark interest rates.

The Company assesses interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

The Company maintains risk management control systems to monitor interest rate cash flow risk attributable to both the Company's outstanding and forecasted debt obligations as well as the Company's offsetting hedge positions. The risk management control systems involve the use of analytical techniques to estimate the expected impact of changes in interest rates on the Company's future cash flows.

Previously, the Company had entered into interest rate swap transactions to hedge the variable interest rate payments on its credit facilities. In connection with these transactions, the Company paid interest based upon a fixed rate as agreed upon with the respective counterparties and received variable rate interest payments. The interest rate swaps were designated as hedging instruments and were accounted for as cash flow hedges. In June 2024, the Company's interest rate swap agreements were terminated in connection with the debt refinancing activities. Upon termination of these effective interest rate swaps designated as a cash flow hedges, the Company received proceeds of $7.1 which will be amortized from accumulated other comprehensive income into earnings as a reduction of interest expense over the period which the hedged forecasted transaction affects earnings. At January 3, 2026, $5.4 was amortized from accumulated other comprehensive income into earnings as a reduction of interest expense with the remaining $1.7 to be amortized in 2028. The Company had no active interest rate swap agreements.

Forward Foreign Exchange Contracts

The Company had entered into forward contracts to economically hedge translational and transactional exposure associated with various business units whose local currency differs from the Company's reporting currency. The Company's forward contracts are not designated as hedging instruments for accounting purposes.

At January 3, 2026, the Company had zero forward foreign exchange contracts.

Net Investment Hedge

The Company utilizes foreign currency denominated debt to hedge currency exposure in foreign operations. The Company has designated €90.0 of borrowings on the revolving credit facility as a net investment hedge of a portion of the Company's European operations. The carrying value of the euro denominated debt totaled $105.5 as of January 3, 2026 and is included in the Revolving line of credit line item in the Consolidated Balance Sheets. The loss on the net investment hedge recorded in AOCI as part of the currency translation adjustment was $8.6, net of tax, for the year ended January 3, 2026.

10. CREDIT FACILITIES

Total non-revolving debt consists of the following:

	Maturity Date	January 3, 2026	December 28, 2024
Long-term non-revolving debt:			
Term loans with PNC Bank	Jun 2029	$ 262.5	$ 292.5
Term loans with Citibank	Jun 2026	—	7.8
Total non-revolving debt		262.5	300.3
Less: current portion of long-term non-revolving debt		5.4	16.0
Less: unamortized debt issuance costs		0.9	1.1
Total long-term non-revolving debt, net		$ 256.2	$ 283.2

Information on the Company's revolving credit facilities is as follows:

		Balance		Available credit	
	Maturity Date	January 3, 2026	December 28, 2024	January 3, 2026	December 28, 2024
Revolving line of credit with PNC Bank	Jun 2029	$ 105.5	$ 147.3	$ 393.6	$ 351.7
Revolving line of credit with Citibank	Jun 2026	$ —	$ 3.0	$ —	$ 0.7

Future maturities of total debt are as follows:

Year:	
2026	$ 5.6
2027	22.5
2028	28.1
2029	311.8
Total	$ 368.0

Term Loans and Line of Credit with PNC Bank

The Company has a credit agreement that includes a revolving line of credit and term loan credit facility with PNC Bank, National Association, as administrative agent, and the lenders party thereto.

In May 2023, the Company entered into an Incremental Facility Amendment with PNC Bank, National Association, as administrative agent, and various lenders party thereto that amended the Second Amended and Restated Credit Agreement, dated October 28, 2020 (the "Credit Agreement" and, together with the Incremental Facility Amendment, the "Amended Credit Agreement"). Pursuant to the Incremental Facility Amendment, the Company incurred a new senior secured term loan A-2 (the "Term Loan A-2") in an aggregate principal amount of $150.0. The issue price of the Term Loan A-2 was equal to 100% of the aggregate principal amount thereof. The Term Loan A-2 bore interest at a rate based on either (i) the secured overnight financing rate ("SOFR") (subject to a 0% floor) for the applicable interest period plus a 0.10% SOFR adjustment plus an applicable margin ranging between 1.50% and 2.75%, depending on the Company's leverage ratio or (ii) a variable rate equal to the highest of (x) the overnight bank funding rate plus 0.50%, (y) the prime rate and (z) daily simple SOFR, plus a 0.10% SOFR adjustment plus 1.00%, plus an applicable margin ranging between 0.50% and 1.75%, depending on the Company's leverage ratio. The Term Loan A-2 was guaranteed by each of the Company's domestic subsidiaries and is secured by substantially all of the assets of the Company and the guarantors, on a pari passu basis with the other facilities under the Amended Credit Agreement. The Term Loan A-2 was due to mature on October 28, 2025, and was not subject to any mandatory repayments prior to such maturity date.

On June 25, 2024, the Company amended and restated its credit agreement (the "Third Amended and Restated Credit Agreement") with PNC Bank, National Association, as administrative agent, and the lenders party thereto. The amendment extended the debt maturity for five years and increased the Company's revolving credit facility (the "Revolving Credit Facility") to $500.0, with the aggregate principal amount of the term loan credit facility (the "Term Loan Facility") remaining at $300.0. The amendment also revised the accordion feature to permit an increase of up to an additional $400.0 . Borrowings under the line of credit bear interest at defined rates plus an applicable margin based on the Company's leverage ratio. The total commitments under the Third Amended and Restated Credit Agreement are not to exceed $1.2 billion.

The Third Amended and Restated Credit Agreement states that borrowings under the Revolving Credit Facility that are U.S. dollar denominated and the Term Loan Facility can accrue interest at a variable rate equal to (i) the term secured overnight financing rate ("Term SOFR") or (ii) the greater of (a) the overnight bank funding rate, plus 0.5%; (b) the prime rate, and (c) the daily simple SOFR rate plus 1.00% (the greatest of clauses (a) through (c), the "Base Rate"), plus a margin of between 1.25% and 2.25% for the term SOFR rate and between 0.25% and 1.25% for the Base Rate depending, in each case, on Helios's net leverage ratio. Borrowings under the Revolving Credit Facility denominated in other currencies can accrue interest at the reference rate specified in the Third Amended and Restated Credit Agreement for such currency for each applicable interest period plus a margin of between 1.25% and 2.25% depending on Helios's net leverage ratio. Swingline loans bear interest at the daily simple SOFR rate plus a margin of between 1.25% and 2.25% depending on Helios's net leverage ratio.

The obligations under the Third Amended and Restated Credit Agreement are guaranteed by each of the Company's domestic subsidiaries. The obligations under the Third Amended and Restated Credit Agreement are secured by substantially all of the assets of the Company and the guarantors.

Scheduled principal payments under the Term Loan Facility are payable in quarterly installments beginning on September 28, 2024 and continuing on the last day of each following fiscal quarter, beginning at $3.75 before increasing to $5.6 in June 2026 and $7.5 in June 2028. All remaining principal and unpaid accrued interest are due on the Term Loan Facility maturity date, which is June 25, 2029.

The revolving line of credit allows for borrowings up to an aggregate maximum principal amount of $500.0. To hedge currency exposure in foreign operations, €90.0 of the borrowings on the line of credit are denominated in euros. The borrowings have been designated as a net investment hedge, see additional information in Note 9. Borrowings under the line of credit bear interest at defined rates plus an applicable margin based on the Company's leverage ratio.

The Third Amended and Restated Credit Agreement requires the Company to comply with a number of restrictive covenants, including limitations on the Company's ability to incur indebtedness; create or maintain liens on its property or assets; make investments, loans and advances; repurchase shares of its common stock; engage in acquisitions, mergers, joint ventures, consolidation and asset sales; and pay dividends and distributions (listing not all inclusive). The Third Amended and Restated Credit Agreement requires the Company to maintain a consolidated total net leverage ratio not to exceed 3.75 to 1.00, calculated as of the end of each fiscal quarter for the four fiscal quarters then ended. The maximum permitted total net leverage ratio is temporarily increased by 0.50 to 1.00 at the closing of a material permitted acquisition and for the following twelve months. The Third Amended and Restated Credit Agreement also requires the Company to maintain a minimum interest coverage ratio of no less than 3.00 to 1.00, calculated as of the end of each fiscal quarter for the four fiscal quarters then ended.

As of January 3, 2026, the Company was in compliance with all debt covenants related to the Amended and restated Credit Agreement.

Term Loans and Line of Credit with Citibank

The Company has an uncommitted fixed asset facility agreement (the "Fixed Asset Facility"), short-term revolving facility agreement (the "Working Capital Facility") and term loan facility agreement (the "Shanghai Branch Term Loan Facility") with Citibank (China) Co., Ltd. Shanghai Branch, as lender.

Under the Fixed Asset Facility, the Company borrowed on a secured basis RMB 2.6. The proceeds of the loan were used for purchases of equipment. Outstanding borrowings under the Fixed Asset Facility accrue interest at a rate equal to the National Interbank Funding Center 1-year loan prime rate plus 1.5%. The loan matured in May 2023, at which time the remaining balance was paid in full.

Under the Working Capital Facility, the Company was permitted to from time to time borrow amounts on an unsecured revolving facility of up to a total of RMB 16.0. Proceeds were permitted to be used only for expenditures related to production at the Company's facility located in Kunshan City, China. Outstanding borrowings under the Working Capital Facility accrued interest at a rate equal to the National Interbank Funding Center 1-year loan prime rate plus 0.5%. The loan matured in May 2023, at which time the remaining balance was paid in full.

Under the Shanghai Branch Term Loan Facility, the Company borrowed on a secured basis RMB 42.7. The proceeds were used to fund the acquisition of Joyonway. Outstanding borrowings under the Shanghai Branch Term Loan Facility accrued interest at a rate equal to the National Interbank Funding Center 1-year loan prime rate plus 1.5%. The loan matured in October 2024, at which time the remaining balance was paid in full.

The Company had a term loan facility agreement (the "Sydney Branch Term Loan Facility") with Citibank, N.A., Sydney Branch, as lender. Under the Sydney Branch Term Loan Facility, the Company borrowed on a secured basis AUD 7.5. The proceeds were used to repay other existing debt. Outstanding borrowings under the Sydney Branch Term Loan Facility accrued interest at a rate equal to the Australian Bank Bill Swap (ABBS) Reference Rate plus 2.0%, to be repaid throughout the term of the loan with a final payment due date of December 2024.

In June 2023, the Sydney Branch Term Loan Facility was amended. The Company borrowed on a secured basis AUD 15.0 and used a portion of the proceeds to repay the remaining balance of the original term loan. Outstanding borrowings under the amended Sydney Branch Term Loan Facility accrued interest at a rate equal to the ABBS reference rate plus 2.8%, to be repaid throughout the term of the loan with a final payment due date in June 2026.

Concurrent with the amendment to the Sydney Branch Term Loan Facility, the Company entered into a revolving line of credit agreement with Citibank, N.A., Sydney Branch, as lender (the "Sydney Branch RC Facility"). The Sydney Branch RC Facility allowed for borrowings up to an aggregate maximum principal amount of AUD 6.0 and matured in June 2026, with no mandatory repayments prior to such maturity date. The facility accrued interest at a rate equal to the ABBS reference rate plus 2.3%.

Both the Sydney Branch Term Loan Facility and Sydney Branch RC Facility were held by CFP, which was divested on September 27, 2025. On October 1, 2025, the Sydney Branch Term Loan Facility and Sydney Branch RC Facility were paid in full.

Through the Divestiture on September 27, 2025, the Company was in compliance with all debt covenants related to the Sydney Branch Term Loan Facility and Sydney Branch RC Facility.

As of January 3, 2026, the Company was in compliance with all debt covenants related to the term loans and line of credit with Citibank. Additionally, the secured loans with Citibank are secured by a parent guarantee.

The consolidated effective interest rate on the Company's credit agreements at January 3, 2026 was 5.0%. Consolidated interest expense recognized on the Company's credit agreements during the years ended January 3, 2026, December 28, 2024 and December 30, 2023 was $27.0, $36.9 and $37.6, respectively.

11. DIVIDENDS TO SHAREHOLDERS

The Company declared dividends of $11.9, $12.0 and $11.9 to shareholders in 2025, 2024 and 2023, respectively.

The Company declared the following regular quarterly dividends to shareholders during 2025, 2024 and 2023. The dividends were declared to shareholders of record approximately on the 5th day following the respective quarter end and paid approximately on the 20th day of each month following the date of declaration.

	2025	2024	2023
First quarter	$ 0.09	$ 0.09	$ 0.09
Second quarter	0.09	0.09	0.09
Third quarter	0.09	0.09	0.09
Fourth quarter	0.09	0.09	0.09

12. INCOME TAXES

For financial reporting purposes, income before income taxes includes the following components:

	For the year ended		
	January 3, 2026	December 28, 2024	December 30, 2023
United States	$ 17.2	$ 10.8	$ 12.8
Foreign	45.2	39.7	36.4
Total	$ 62.4	$ 50.5	$ 49.2

The components of the income tax provision (benefit) are as follows:

	For the year ended		
	January 3, 2026	December 28, 2024	December 30, 2023
Current tax expense (benefit):			
United States	$ 0.2	$ 6.7	$ 6.7
State and local	1.1	0.5	1.5
Foreign	13.5	12.9	11.4
Total current	14.8	20.1	19.6
Deferred tax expense (benefit):			
United States	—	(6.5)	(3.6)
State and local	0.2	—	(1.4)
Foreign	(1.0)	(2.1)	(2.9)
Total deferred	(0.8)	(8.6)	(7.9)
Total income tax provision	$ 14.0	$ 11.5	$ 11.7

A reconciliation of the provision for the income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows:

	For the year ended	
	January 3, 2026	Percent
Tax at U.S. statutory rate	$ 13.1	21.0%
State and local income taxes[1]	1.1	1.7%
Foreign tax effects		
Italy		
Regional tax	0.8	1.3%
Other	(0.4)	-0.6%
China		
Effect of rates different than statutory	0.8	1.2%
Other	(0.6)	-0.9%
Canada		
Changes in valuation allowance	0.9	1.4%
Other	(0.1)	-0.1%
Other foreign jurisdictions	0.3	0.5%
Effects of cross-border tax laws		
Foreign-derived intangible income	(1.0)	-1.5%
Foreign tax credits	(1.2)	-2.0%
Global intangible low-taxed Income	1.4	2.3%
Other	0.9	1.4%
Tax credits		
Research and development tax credits	(0.6)	-1.0%
Changes in valuation allowance	(0.4)	-0.7%
Nontaxable and nondeductible items		
Executive compensation - 162(m)	0.3	0.5%
Stock-based compensation	0.3	0.4%
Changes in unrecognized tax benefits	(0.4)	-0.6%
Other		
Gain on divestiture	(1.1)	-1.7%
Other adjustments	(0.1)	-0.2%
Effective tax rate	$ 14.0	22.5%

[1] The states and local jurisdictions that contribute to the majority (greater than 50%) of the tax effect in this category include Florida and Oklahoma.

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes before the adoption of ASU 2023-09 is as follows:

	For the year ended		
	December 28, 2024		December 30, 2023
U.S. federal taxes at statutory rate	$	10.6	$	10.3
Increase(decrease)			
Foreign withholding tax		0.1		—
Capitalized transaction costs		—		0.2
Foreign income taxed at different rate		1.5		1.4
FDII deduction		(1.1)		(1.2)
Changes in estimates related to prior years including foreign		0.8		0.7
Goodwill impairment		—		—
State and local taxes, net		0.5		(0.3)
Foreign tax expense		0.7		0.7
Current year tax credits		(1.1)		(1.0)
Foreign permanent items		(0.5)		(1.8)
Change in reserve		0.2		0.2
Executive comp - 162m		(0.3)		1.3
Valuation allowance		(0.7)		0.7
Stock-based compensation		0.5		—
Other		0.3		0.5
Income tax provision	$	11.5	$	11.7

Deferred income tax assets and liabilities are provided to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of January 3, 2026 and December 28, 2024, are presented below:

	For the year ended	
	January 3, 2026	December 28, 2024
Deferred tax assets:		
Foreign tax benefit of US reserves	$ 0.8	$ 1.0
Net operating losses	6.1	6.2
Inventory	2.8	3.0
Intangible assets and goodwill DTA	1.2	0.7
Lease liability	3.3	3.9
Capitalized research expenditures	4.3	8.1
Interest expense limitation carryforward	8.2	8.6
Accrued compensation	2.6	3.0
Accrued expenses and other	3.3	3.8
Other comprehensive income -DTA	1.2	8.9
Total deferred tax assets	33.8	47.2
Less: valuation allowance	(3.2)	(2.3)
Net deferred tax assets	30.6	44.9
Deferred tax liabilities:		
Depreciation	(3.6)	(3.8)
Right of use asset	(3.1)	(3.7)
Intangible assets and goodwill	(73.3)	(76.3)
Other deferred tax liabilities	(0.7)	(0.1)
Other comprehensive income	(0.4)	—
Total deferred tax liabilities	(81.1)	(83.9)
Net deferred tax liabilities	$ (50.5)	$ (39.0)

As of January 3, 2026, the Company has federal net operating loss ("NOL") carryforwards of approximately $3.5 that will expire between 2031 and 2032, state net operating loss carryforwards of $38.1 that will expire between 2026 and 2045 and foreign net operating loss carryforwards of $12.0, of which $7.3 are indefinite-lived and the remaining will expire between 2027 and 2045. The federal and California NOLs were generated by Balboa Water Group during pre-acquisition tax years 2011-2019 and are subject to a 20-year carryforward period. As a result of the acquisition, both the federal and the California NOLs are subject to various limitations under Internal Revenue Code ("IRC") Section 382. IRC Section 382 limits the use of NOLs to the extent there has been an ownership change of more than 50 percent. Despite these limitations, the Company expects to fully utilize the federal and California NOLs by 2027. The Company has foreign NOL carryforwards of $11.5 that it does not anticipate utilizing. Consequently, it has fully reserved against the deferred tax asset related to these NOLs.

A valuation allowance to reduce the deferred tax assets reported is required if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowance for deferred tax assets as of January 3, 2026 and December 28, 2024 was $3.2 and $2.3, respectively. The portion of valuation allowance related to capital losses was $0.6 and foreign loss carryforward was $2.6 as of January 3, 2026. The net change in total valuation was a decrease of $0.9 in 2025 and was primarily related to the valuation allowance for Faster Canada net operating losses.

The Company prescribes a recognition threshold and measurement attribute for an uncertain tax position taken or expected to be taken in a tax return.

The following is a roll-forward of the Company's unrecognized tax benefits:

Unrecognized tax benefits - January 1, 2023	$	7.9
Increases from positions taken during prior periods		1.1
Increases from positions taken during current period		0.2
Settled positions		(2.7)
Lapse of statute of limitations		(0.4)
Unrecognized tax benefits - December 30, 2023	$	6.1
Increases from positions taken during prior periods		(0.5)
Increases from positions taken during current period		0.2
Settled positions		—
Lapse of statute of limitations		(0.4)
Unrecognized tax benefits - December 28, 2024	$	5.4
Increases from positions taken during prior periods		1.1
Increases from positions taken during current period		0.1
Settled positions		—
Lapse of statute of limitations		(0.8)
Unrecognized tax benefits - January 3, 2026	$	5.8

At January 3, 2026, the Company had unrecognized tax benefits of $5.8 including accrued interest. If recognized, $0.6 of unrecognized tax benefits would reduce the effective tax rate in future periods. The Company recognizes interest and penalties related to income tax matters in income tax expense. Interest related to the unrecognized tax benefit has been recognized and included in income tax expense. Interest accrued as of January 3, 2026, is not considered material to the Company's Consolidated Financial Statements.

As of January 3, 2026, the Company had approximately $52.6 million of undistributed earnings in certain non-U.S. subsidiaries for which no deferred income taxes have been recorded. These earnings are intended to be indefinitely reinvested in the Company's international operations. Accordingly, no deferred tax liability has been recognized for potential foreign withholding or U.S. state income taxes that would apply upon distribution.

The Company remains subject to income tax examinations in the U.S. and various state and foreign jurisdictions for tax years 2020-2025. The Company believes it has adequately reserved for income taxes that could result from any audit adjustments.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. While we expect certain provisions of the OBBBA to change the timing of cash payments in the current fiscal year and future periods, we do not currently expect the legislation to have a material impact on our consolidated financial statements.

13. STOCK-BASED COMPENSATION

Equity Incentive Plan

The Company's 2023 Equity Incentive Plan ("2023 Plan") provides for the grant of up to an aggregate of 1,000,000 shares of restricted stock, restricted stock units, stock options, stock appreciation rights, dividend or dividend equivalent rights, stock awards and other awards valued in whole or in part by reference to or otherwise based on the Company's common stock, to officers, employees and directors of the Company. The 2023 Plan replaced the prior 2019 Equity Incentive Plan and was approved by the Company's shareholders at the 2023 Annual Meeting. As of January 3, 2026, 643,687 shares remained available to be issued through the 2023 Plan.

Restricted Stock Units

The Company grants restricted stock units ("RSUs") to employees in connection with a long-term incentive plan and from time to time for special recognition. Awards with time-based vesting requirements primarily vest ratably over a three-year period. Awards with performance-based vesting requirements cliff vest after a three-year performance cycle and only after the achievement of certain performance criteria over that cycle. The number of shares ultimately issued for the performance-based units may vary from 0% to 200% of their target amount based on the achievement of defined performance targets. The officer transition in July 2024 resulted in the forfeiture of $3.8 unvested RSU's and the reversal of previously recognized expense related to the respective unvested RSU's. Compensation expense recognized for RSUs granted to employees totaled $2.8, $3.4 and $8.4 for the years ended January 3, 2026, December 28, 2024 and December 30, 2023, respectively.

Effective January 1, 2022, The Board approved a new Helios Technologies, Inc. Non-Employee Director Compensation Policy (the "Director Compensation Policy"), which revised the compensation for Non-Employee Directors. The Director Compensation Policy compensates Non-Employee Directors for their board service with cash awards and equity-based compensation through grants of RSUs, issued pursuant to the 2023 Plan, which vest over a one-year period. Directors were granted 25,117 and 23,031 RSUs during the years ended January 3, 2026 and December 28, 2024, respectively. The Company recognized director stock compensation expense on the RSUs of $1.0, $1.2, and $1.3 for the years ended January 3, 2026. December 28, 2024, December 30, 2023, respectively.

The following table summarizes RSU activity for the 2025 fiscal year:

	Number of Units (in thousands)		Weighted Average Grant-Date Fair Value per Share
Nonvested balance at December 28, 2024	224	$	49.13
Granted	133		40.14
Vested	(141)		49.28
Forfeited	(32)		45.54
Nonvested balance at January 3, 2026	184	$	43.13

Included in the nonvested balance at January 3, 2026, is 57,118 nonvested performance-based RSUs.

The grant date fair value of restricted stock and RSUs granted during the 2025, 2024 and 2023 fiscal years totaled $5.4, $13.6 and $13.3, respectively.

The Company had $4.6 of total unrecognized compensation cost related to the RSU awards as of January 3, 2026. That cost is expected to be recognized over a weighted average period of 1.5 years.

Stock Options

In 2022, the Company granted stock options with market-based vesting conditions to its officers. As of January 3, 2026, there were 5,334 unvested options and 2,666 vested unexercised options. The exercise price per share is $50.60, which is equal to the market price of Helios stock on the grant date. The options vest upon the later of the achievement of defined stock prices or two years from the grant date. The options have met their required service periods, which ranged from one to two years from the grant date. These options have a 10-year expiration. The grant date fair value of the options totaled $2.3 and was estimated using a Monte Carlo simulation.

The Company has also granted stock options with only time-based vesting conditions to its officers. As of January 3, 2026, there were 2,027 vested unexercised options. The exercise prices per share, which range from $35.04 to $55.03, are equal to the market price of Helios stock on the respective grant dates. The options vested ratably over a three-year period and have a 10-year expiration. The grant date fair value of the options totaled $0.6 and was estimated using a Black Scholes valuation model. In 2025, no options with time based vesting conditions were exercised.

In September 2024, the Company granted additional stock options with only time-based vesting conditions to its officers and employees. These options have an exercise price per share of $40.13 which is equal to the market price of Helios stock on the grant date. The options vest three-years from the grant date and have a 10-year expiration. The grant date fair value of the options totaled $0.6 and was estimated using a Black Scholes valuation model. As of January 3, 2026, there are 31,160 unvested options.

In February 2025, the Company granted additional stock options with performance vesting conditions to its officers and certain employees. Performance-based vesting requirements cliff vest after a three-year performance cycle and only after the achievement of certain performance criteria over that cycle. The number of options ultimately issued for the performance-based units may vary from 0% to 225% of their target amount based on the achievement of defined performance targets. These options have an exercise price per share of $39.80 which is equal to the market price of Helios stock on the grant date. The options have a 10-year expiration. The grant date fair value of the options totaled $2.5 and was estimated using a Black Scholes valuation model. As of January 3, 2026, there are 114,699 unvested options.

At January 3, 2026, the Company had $1.8 of unrecognized compensation cost related to the options, which is expected to be recognized over a weighted average period of 2.1 years. The officer transition in July 2024 resulted in the forfeiture of $1.7 unvested options and the reversal of previously recognized expense related to the respective unvested options. Related to stock options, the Company recognized an expense of $0.8 for the year ended January 3, 2026 and a net benefit of $1.6 for the year ended December 28, 2024.

	Number of Shares (not rounded)	Weighted Average Exercise Price
Outstanding at December 28, 2024	46,529	$ 42.29
Granted	131,933	39.80
Exercised	—	—
Forfeited/Expired	(22,576)	39.88
Outstanding at January 3, 2026	155,886	40.53
Exercisable at January 3, 2026 [(A)]	4,693	49.67

[(A)] *Options expire between the years 2030-2032 with strike prices between $39.75 - $55.03.*

Share Repurchase Plan

On February 20, 2025, the Board approved a multi-year share repurchase program (the "Share Repurchase Program"), authorizing the Company to repurchase up to $100.0 of our outstanding common stock. The Company may purchase shares at management's discretion from time to time in the open market, through privately negotiated transactions, through investment banking institutions or through other means in accordance with applicable federal securities laws, including Rule 10b5-1 trading plans. To the extent that the Company repurchases its shares, the amount and timing of any repurchases are subject to a variety of factors including, but not limited to, general business and market conditions, share price, regulatory and legal requirements and capital availability. The program does not obligate the Company to acquire a minimum number of shares. The share repurchase program will be funded with cash on hand and cash generated from operations. As of January 3, 2026, the Company has repurchased 330,000 shares under the Share Repurchase Program. As of January 3, 2026, the Company has $86.5 of remaining availability to repurchase outstanding common stock under its Share Repurchase Program.

Employee Stock Purchase Plans

The Company maintains an Employee Stock Purchase Plan ("ESPP") in which U.S. employees are eligible to participate. Employees who choose to participate are granted an opportunity to purchase common stock at 85 percent of the market value on the first or last day of the quarterly purchase period, whichever is lower. Employees in the United Kingdom ("U.K."), under a separate plan, are granted an opportunity to purchase the Company's common stock at market value, on the first or last day of the quarterly purchase period, whichever is lower, with the Company issuing one additional free share of common stock for each six shares purchased by the employee under the plan.

Employees purchased 59,524 shares at a weighted average price of $30.61, 48,261 shares at a weighted average price of $38.36 and 43,585 shares at a weighted average price of $46.52, under the ESPP and U.K. plan during the years ended January 3, 2026, December 28, 2024 and December 30, 2023, respectively. The Company recognized $0.6, $0.4 and $0.5 of compensation expense during the years ended January 3, 2026, December 28, 2024 and December 30, 2023, respectively. At January 3, 2026, 192,447 shares remained available to be issued through the ESPP and the U.K. plan.

14. EMPLOYEE BENEFITS

The Company has a defined contribution retirement plan, under the provisions of Section 401(k) of the Internal Revenue Code, covering substantially all of its eligible U.S. employees. Employer contribution costs recognized under the retirement plan amounted to approximately $3.7, $4.2 and $3.6 during 2025, 2024 and 2023, respectively.

The Company provides supplemental pension benefits to its employees of foreign operations in addition to mandatory benefits included in local country payroll statutes. These benefits amounted to approximately $3.2, $3.1 and $3.0 during 2025, 2024 and 2023, respectively.

15. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents changes in accumulated other comprehensive loss by component:

	Unrealized Gains and (Losses) on Derivative Instruments	Foreign Currency Items	Total
Balance at December 31, 2022	$ 8.5	$ (67.9)	(59.4)
Other comprehensive income (loss) before reclassifications	(9.8)	11.1	1.3
Amounts reclassified from accumulated other comprehensive loss, net of tax	5.4	—	5.4
Tax effect	0.8	(3.5)	(2.7)
Net current period other comprehensive income (loss)	(3.6)	7.6	4.0
Balance at December 30, 2023	$ 4.9	$ (60.3)	$ (55.4)
Other comprehensive (loss) income before reclassifications	(2.3)	(26.6)	(28.9)
Amounts reclassified from accumulated other comprehensive loss, net of tax	2.8	—	2.8
Tax effect	(0.1)	6.0	5.9
Net current period other comprehensive (loss) income	0.4	(20.6)	(20.2)
Balance at December 28, 2024	$ 5.3	$ (80.9)	$ (75.6)
Other comprehensive income (loss) before reclassifications	(1.2)	52.2	51.0
Amounts reclassified from accumulated other comprehensive loss, net of tax	(4.2)	—	(4.2)
Tax effect	1.4	(9.5)	(8.1)
Net current period other comprehensive income (loss)	(4.0)	42.7	38.7
Balance at January 3, 2026	$ 1.3	$ (38.2)	$ (36.9)

The following table presents reclassifications out of accumulated other comprehensive loss:

Details about Accumulated Other Comprehensive Income Components	Affected Line Item in the Consolidated Statements of Operations	For the year Ended		
		January 3, 2026	December 28, 2024	December 30, 2023
Derivative financial instruments				
Interest rate swaps	Interest expense, net	$ (5.4)	$ 3.6	$ 7.0
	Tax benefit	1.2	(0.8)	(1.6)
	Net of tax	$ (4.2)	$ 2.8	$ 5.4
Total reclassifications for the period		$ (4.2)	$ 2.8	$ 5.4

16. SEGMENT REPORTING

The Company has two reportable segments: Hydraulics and Electronics. These segments are organized primarily based on the similar nature of products offered for sale, the types of customers served, and the methods of distribution, and are consistent with how the segments are managed, how resources are allocated and how information is used by the chief operating decision maker. Our Chief Executive Officer (CEO) serves as our Chief Operating Decision Maker (CODM) and is responsible for reviewing segment performance and making decisions regarding resource allocation. Our CODM evaluates each segment's performance based on metrics such as net sales, segment gross profit and operating income, and other key financial indicators presented in the tables below in this section, as well as guides strategic decisions to align with company-wide goals. On a monthly basis, the CODM considers budget-to-actual variances for key measures when making decisions about allocating capital to the segments.

The Hydraulics segment designs and manufactures hydraulic components and systems used to transmit power and control force, speed and motion. There are two categories based on Hydraulic system architecture: MCT and FCT. MCT includes components used to control the flow and pressure of fluids in a system including valves, pumps, actuators, sensors, and filters. FCT includes components used to convey fluids and fluid power through a system and are designed to grant maximum flexibility of design and reliability. MCT includes manifold and cartridge valve technology and FCT includes quick release coupling solutions. MCT products provide functions important to a hydraulic system: to control rates and direction of fluid flow and to regulate and control pressures. FCT products allow users to connect and disconnect quickly from any hydraulic circuit without leakage and ensures high-performance under high temperature and pressure using one or multiple couplers. Engineered solutions that incorporate MCT and FCT technologies are also provided to machine users, manufacturers or designers to fulfill complete system design requirements including electro-hydraulic, remote control, electronic control and programmable logic controller systems.

The Electronics segment provides complete, fully-tailored display and control solutions for engines, engine-driven equipment, specialty vehicles, therapy baths and traditional and swim spas. This broad range of products is complemented by extensive application expertise and unparalleled depth of software, embedded programming, hardware and sustaining engineering teams. Product categories include traditional mechanical and electronic gauge instrumentation, plug and go CAN-based instruments, robust environmentally sealed controllers, pumps and jets, hydraulic controllers, engineered panels, process monitoring instrumentation, proprietary hardware and software, printed circuit board assemblies and wiring harnesses. Support services include design and manufacturing and after-market support through global distribution.

The Company evaluates performance and allocates resources based primarily on segment operating income. Certain costs were not allocated to the business segments as they are not used in evaluating the results of, or in allocating resources to the Company's segments. These costs are presented in the Corporate and other line item. For the year ended January 3, 2026, these unallocated costs totaled $35.1 and include certain corporate costs not deemed to be allocable to either business segment of $1.4, amortization of acquisition-related intangible assets of $31.7, and $2.0 for activities related to the Divestiture. The accounting policies of the Company's operating segments are the same as those used to prepare the accompanying Consolidated Financial Statements.

Net sales and operating profit of our business segments exclude intersegment sales, cost of sales and profit as these activities are eliminated in consolidation and thus are not included in management's evaluation of performance of each segment.

The following tables set forth our segment information of revenue, significant segment expenses, and operating income from operations for the last three years:

| | At and for the Year Ended January 3, 2026 | | | |
	Hydraulics	Electronics	Unallocated expenses	Total
Net sales from external customers	$ 540.8	$ 298.2	$ —	$ 839.0
Reportable segment total cost of sales	366.0	201.8	—	567.8
Reportable segment gross profit	$ 174.8	$ 96.4	$ —	$ 271.2
Selling, engineering and administrative expenses [a]	$ 60.5	$ 43.5	$ —	$ 104.0
Goodwill Impairment	—	25.9	—	25.9
Research and development [b]	9.0	10.1	—	19.1
Indirect expenses [c]	13.9	7.2	3.4	24.5
Amortization of intangible assets [d]	—	—	31.7	31.7
Operating income	$ 91.4	$ 9.7	$ (35.1)	$ 66.0

[a] Selling, engineering, and administrative expenses primarily include selling, general, and administrative costs, information technology, professional services, and facility-related expenses directly incurred by the segments.
[b] Research and development primarily includes engineering-related costs to create new products and to make improvements to products currently in use.
[c] Indirect expenses represent corporate costs and shared expenses allocated to businesses.
[d] Amortization of intangible assets includes those resulting from the acquisition of new businesses.

| | At and for the Year Ended December 28, 2024 | | | |
	Hydraulics	Electronics	Unallocated expenses	Total
Net sales from external customers	$ 537.2	$ 268.7	$ —	$ 805.9
Reportable segment total cost of sales	371.4	182.2	—	553.6
Reportable segment gross profit	$ 165.8	$ 86.5	$ —	$ 252.3
Selling, engineering and administrative expenses (a)	$ 59.2	$ 39.1	$ —	$ 98.3
Research and development (b)	8.1	12.0	—	20.1
Indirect expenses (c)	12.1	5.8	2.7	20.6
Amortization of intangible assets (d)	—	—	31.5	31.5
Operating income	$ 86.4	$ 29.6	$ (34.2)	$ 81.8

[a] Selling, engineering, and administrative expenses primarily include selling, general, and administrative costs, information technology, professional services, and facility-related expenses directly incurred by the segments.
[b] Research and development primarily includes engineering-related costs to create new products and to make improvements to products currently in use.
[c] Indirect expenses represent corporate costs and shared expenses allocated to businesses.
[d] Amortization of intangible assets includes those resulting from the acquisition of new businesses.

| | At and for the Year Ended December 30, 2023 | | | |
	Hydraulics	Electronics	Unallocated expenses	Total
Net sales from external customers	$ 565.8	$ 269.8	$ —	$ 835.6
Reportable segment total cost of sales	384.0	189.9	—	573.9
Reportable segment gross profit	$ 181.8	$ 79.9	$ —	$ 261.7
Selling, engineering and administrative expenses (a)	$ 63.5	$ 36.4	$ —	$ 99.9
Research and development (b)	8.7	10.3	—	19.0
Indirect expenses (c)	16.3	8.5	5.2	30.0
Amortization of intangible assets (d)	—	—	32.9	32.9
Operating income	$ 93.3	$ 24.7	$ (38.1)	$ 79.9

[a] Selling, engineering, and administrative expenses primarily include selling, general, and administrative costs, information technology, professional services, and facility-related expenses directly incurred by the segments.
[b] Research and development primarily includes engineering-related costs to create new products and to make improvements to products currently in use.
[c] Indirect expenses represent corporate costs and shared expenses allocated to businesses.
[d] Amortization of intangible assets includes those resulting from the acquisition of new businesses.

		For the year ended				
		January 3, 2026		December 28, 2024		December 30, 2023
Capital expenditures						
Hydraulics	$	19.4	$	19.2	$	25.7
Electronics		4.3		7.8		8.6
Total	$	23.7	$	27.0	$	34.3
Goodwill						
Hydraulics	$	312.1	$	287.1	$	302.1
Electronics		186.0		211.8		211.9
Total	$	498.1	$	498.9	$	514.0
Total assets						
Hydraulics	$	965.8	$	926.6	$	976.6
Electronics		538.2		572.4		600.0
Corporate and Other		10.5		6.4		13.8
Total	$	1,514.5	$	1,505.4	$	1,590.4
Depreciation and amortization						
Hydraulics	$	21.6	$	22.8	$	22.0
Electronics		9.4		9.1		8.6
Corporate and Other		32.0		31.9		33.2
Total	$	63.0	$	63.8	$	63.8

Geographic Region Information:

Net sales are measured based on the geographic destination of sales. In 2025, sales to the U.S. represented approximately 44% of total net sales. Other countries with net sales concentration included China, 11%, Australia, 6%, Germany, 6%, and Mexico, 5% approximately. All other countries individually represented less than 5% of total net sales. Tangible long-lived assets are shown based on the physical location of the assets and primarily include net property, plant and equipment and exclude ROU assets. The following table presents financial information by region:

		2025		2024		2023
Net sales						
Americas	$	452.2	$	435.0	$	460.9
EMEA		198.6		183.8		202.8
APAC		188.2		187.1		171.9
Total	$	839.0	$	805.9	$	835.6
Tangible long-lived assets						
Americas	$	133.1	$	139.1	$	145.6
EMEA		42.4		36.5		37.1
APAC		13.5		17.9		19.4
Total	$	189.0	$	193.5	$	202.1

17. RELATED PARTY TRANSACTIONS

The Company purchases from, and sells inventory to, entities partially owned or managed by directors of Helios. For the years ended January 3, 2026, December 28, 2024 and December 30, 2023, inventory sales to the entities totaled $0.0, $2.3 and $3.0, respectively, and inventory and other purchases from the entities totaled $0.0, $0.1 and $0.0, respectively.

At January 3, 2026 and December 28, 2024, total amounts due from the entities totaled $0.0 and $0.0 respectively.

18. COMMITMENTS AND CONTINGENCIES

Building Purchase Commitment

The Company is negotiating a lease to buy agreement for the purchase of a building for an approximate purchase price of €27.0. The agreement includes an option to purchase during the lease period with a commitment to purchase at the end of the 6-year lease period. The purchase price will be reduced by 60% of the lease payments made prior to purchase.

Legal Proceedings

The Company is not a party to any legal proceedings other than routine litigation incidental to its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the results of operations, financial position or cash flows of the Company.

Insurance

The Company accrues for certain health care benefit costs under a self-funded plan and records a liability for all unresolved claims at the anticipated cost to the Company at the end of the period based on management's assessment. The Company believes it has adequate reserves for all self-insured claims.

Letters of Credit

In the ordinary course of business, the Company is at times required to post letters of credit. The letters of credit are issued by financial institutions to guarantee our obligations to various parties. The Company was contingently liable for $1.0 of standby letters of credit with financial institutions as of January 3, 2026.

Gain Contingency

In the third quarter of 2023, the Company incurred significant losses due to a fire and a weather-related incident at one of its manufacturing facilities in Italy, resulting in a temporary shutdown and production disruption during recovery efforts. The affected operations have since been restored. At the end of 2024, we recognized a contingent gain of $3.8 million related to insurance reimbursements for business interruption losses at the impacted manufacturing site. The reimbursement payments have been collected in 2025.

19. SUBSEQUENT EVENTS

The company evaluated subsequent events through the date the consolidated financial statements were issued. The Company did not identify any subsequent events that would require adjustment.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of the President and Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, the "Exchange Act") as of the end of the period covered by this report, have concluded that our disclosure controls and procedures are effective and are designed to ensure that the information we are required to disclose is recorded, processed, summarized and reported within the necessary time periods. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit pursuant to the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded, as necessary, to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management, with the participation of the President and Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the Internal Control - Integrated Framework, management, with the participation of the Chief Executive Officer and Chief Financial Officer, concluded that the internal control over financial reporting was effective as of January 3, 2026.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the year ended January 3, 2026, that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Attestation Report of Independent Registered Public Accounting Firm

Grant Thornton LLP, our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting. This report appears on page 55.

ITEM 9B. OTHER INFORMATION

During the quarter ended January 3, 2026, none of the Company's directors or executive officers adopted, modified or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any non-rule 10b5-1 trading arrangement.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Executive Officers

The information required by this item with respect to our executive officers is set forth in our 2026 Proxy Statement under the caption "Governance of the Company" and is incorporated herein by reference. The information required by this item with respect to our Insider Trading Policy is set forth in our 2025 Proxy Statement under the caption "Insider Trading Policy" and is incorporated herein by reference.

Directors

The information required by this item with respect to our Board of Directors and committees thereof is set forth in our 2026 Proxy Statement under the caption "Governance of the Company" and is incorporated herein by reference.

Delinquent Section 16(a) Reports

The information required by this item with respect to Section 16(a) beneficial ownership reporting compliance is set forth in our 2026 Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

Code of Business Conduct and Ethics

The information required by this item with respect to our Code of Business Conduct and Ethics is set forth in our 2026 Proxy Statement under the caption "Governance of the Company" and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is set forth under the caption "Executive Compensation" in our 2026 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item with respect to equity compensation plans is set forth under the caption "Equity Compensation Plan Information" in our 2026 Proxy Statement and with respect to security ownership of certain beneficial owners, directors and executive officers is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters" in our 2026 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is set forth under the captions "Compensation Committee Interlocks and Insider Participation," "Certain Relationships and Related Transactions" and "Independence and Committees of the Board of Directors" in our 2026 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is set forth under the caption "Ratification of the Appointment of Independent Registered Public Accounting Firm" in our 2026 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

1. The following financial statements are included in Part II, Item 8:

All other schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements and notes thereto in Item 8 above.

2. Exhibits:

Exhibit Number	Exhibit Description
3.1	Amended and Restated Articles of Incorporation of the Company (previously filed as Exhibit 3.1 in the Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form S-1 filed on December 19, 1996 (File No. 333-14183), and incorporated herein by reference).
3.2	Articles of Amendment to Articles of Incorporation effective June 8, 2011 (previously filed as Exhibit 3.1 to the Company's Form 8-K filed on June 9, 2011, and incorporated herein by reference).
3.3	Articles of Amendment to Amended and Restated Articles of Incorporation as filed with the Secretary of State of Florida on June 4, 2014 (previously filed as Exhibit 3.1 to the Company's Report on Form 8-K filed on June 4, 2014, and incorporated herein by reference).
3.4	Articles of Amendment to Amended and Restated Articles of Incorporation as filed with the Secretary of State of Florida on June 13, 2019 (previously filed as Exhibit 3.1 to the Company's Form 8-K filed on June 18, 2019, and incorporated herein by reference).
3.5	Fourth Amended and Restated Bylaws dated June 4, 2021 (previously filed as Exhibit 3.1 to the Company's Form 8-K filed on June 7, 2021 and incorporated herein by reference).
4.1	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (previously filed as Exhibit 4.1 to the Company's Annual Report on Form 10-K filed on February 25, 2020, and incorporated herein by reference).
10.1+	Form of Indemnification Agreement (previously filed as Exhibit 10.1 to the Company's Form 8-K filed on April 23, 2020, and incorporated herein by reference).
10.2+	Sun Hydraulics Corporation Employee Stock Purchase Plan (previously filed as Exhibit 10.14+ to the Company's Annual Report on Form 10-K filed on March 9, 2011, and incorporated herein by reference).
10.3+	Amendment No. 1 to Sun Hydraulics Corporation Employee Stock Purchase Plan dated July 1, 2017 (previously filed as Exhibit 10.7+ to the Company's Annual Report on Form 10-K filed on February 27, 2018, and incorporated herein by reference).
10.4+	Amendment No. 2 to Helios Technologies, Inc. Employee Stock Purchase Plan dated September 20, 2019 (previously filed as Exhibit 10.4+ to the Company's Annual Report on Form 10-K filed on February 25, 2020, and incorporated herein by reference).
10.5+	Helios Technologies 2019 Equity Incentive Plan (previously filed as Appendix A to the Company's Definitive Proxy Statement on Schedule 14A for the 2019 Annual Meeting of Shareholders filed on April 26, 2019, and incorporated herein by reference).
10.7+	Helios Technologies, Inc. 2022 Non-Employee Director Compensation Policy (previously filed as Exhibit 10.12+ to the Company's Report on Form 10-K filed on March 1, 2022, and incorporated herein by reference).
10.8+	Sun Hydraulics Limited Share Incentive Plan (previously filed as Exhibit 4 to the Company's Registration Statement on Form S-8 filed on March 27, 2009 (File Number 333-158245), and incorporated herein by reference).

10.9+	Form of Executive Officer Continuity Agreement (previously filed as Exhibit 10.3+ to the Company's Form 8-K filed on June 18, 2019, and incorporated herein by reference).
10.10+	Form of Executive Officer Severance Agreement (previously filed as Exhibit 10.2+ to the Company's Form 8-K filed on June 18, 2019, and incorporated herein by reference).
10.11+	Amended and Restated Executive Officer Severance Agreement between Josef Matosevic and Helios Technologies, Inc., dated as of June 4, 2021 (previously filed as Exhibit 10.4+ to the Company's Form 8-K filed on June 7, 2021 and incorporated herein by reference).
10.12	Revolving Credit Facility Credit Agreement, dated July 29, 2016, between Sun Hydraulics Corporation and PNC Capital Markets LLC, SunTrust Robinson Humphrey, Inc. and JPMorgan Chase Bank, N.A. (previously filed as Exhibit 99.1 to the Company's Report on Form 8-K filed on August 3, 2016, and incorporated herein by reference).
10.13	Pledge Agreement dated July 29, 2016 (previously filed as Exhibit 99.2 to the Company's Report on Form 8-K filed on August 3, 2016, and incorporated herein by reference).
10.14	Revolving Credit Note dated July 29, 2016 (previously filed as Exhibit 99.3 to the Company's Report on Form 8-K filed on August 3, 2016, and incorporated herein by reference).
10.15	Second Amended and Restated Credit Agreement, dated October 28, 2020, by and among Helios Technologies, Inc. as Borrower, the Guarantor parties thereto, the financial institutions party thereto from time to time as lenders, and PNC Bank, National Association, as Administrative Agent. (previously filed as Exhibit 10.1 to the Company's Report on Form 8-K filed on October 30, 2020, and incorporated herein by reference).
10.16	First Amendment to Second Amended and Restated Credit Agreement among Helios Technologies, Inc. as Borrower, the Guarantor parties thereto, the financial institutions party thereto from time to time as lenders, and PNC Bank, National Association, as Administrative Agent, dated July 1, 2021 (previously filed as Exhibit 10.3 to the Company's Report on Form 10-Q on August 10, 2021, and incorporated herein by reference).
10.17	Second Amendment to Second Amended and Restated Credit Agreement among Helios Technologies, Inc. as Borrower, the Guarantor parties thereto, the financial institutions party thereto from time to time as lenders, and PNC Bank, National Association, as Administrative Agent, dated November 19, 2021 (previously filed as Exhibit 10.23+ to the Company's Report on Form 10-K filed on March 1, 2022, and incorporated herein by reference).*
10.18	Third Amendment to Second Amended and Restated Credit Agreement among Helios Technologies, Inc. as Borrower, the Guarantor parties thereto, the financial institutions party thereto from time to time as lenders, and PNC Bank, National Association, as Administrative Agent, dated July 29, 2022 (previously filed as Exhibit 10.3 to the Company's Report on Form 10-Q filed on November 8, 2022, and incorporated herein by reference).
10.19	Third Amended and Restated Credit Agreement, dated June 25, 2024, by and among Helios Technologies, Inc. as Borrower, the Guarantors party thereto, the financial institutions party thereto from time to time as lenders, and PNC Bank, National Association, as Administrative Agent (previously filed as Exhibit 10.1 the Company's Form 8-K filed on June 26, 2024, and incorporated herein by reference).

10.20+	Employment Agreement between Matteo Arduini and Helios Technologies, Inc., dated December 20, 2018, as amended on February 28, 2020 and December 16, 2020 (previously filed as Exhibit 10.22+ to the Company's Report on Form 10-K filed on March 2, 2021, and incorporated herein by reference).
10.21+	Helios Technologies 2020 Executive Compensation Policy (previously filed as Exhibit 10.1+ to the Company's Form 8-K filed on March 3, 2020, and incorporated herein by reference).
10.22+	Form of Restricted Stock Unit and Stock Option Agreement (previously filed as Exhibit 10.1+ to the Company's Form 10-Q filed on May 7, 2025, and incorporated herein by reference).
10.23+	Form of Special Retention Restricted Stock Unit Agreement (previously filed as Exhibit 10.1+ to the Company's Form 8-K filed on April 28, 2020, and incorporated herein by reference).
10.24+	Form of Performance Stock Option Agreement for Helios employees (previously filed as Exhibit 10.1+ to the Company's Report on Form 10-Q filed on November 8, 2022, and incorporated herein by reference).
10.25+	Form of Performance Stock Option Agreement for business unit officers (previously filed as Exhibit 10.2+ to the Company's Report on Form 10-Q filed on November 8, 2022, and incorporated herein by reference).
10.26+	Advisory and Transition Services & Release Agreement between the Company and Tricia Fulton, dated July 17, 2023 (previously filed as Exhibit 10.1+ to the Company's Current Report on Form 8-K filed on July 17, 2023, and incorporated herein by reference).
10.27+	Helios Technologies, Inc. 2023 Equity Incentive Plan (previously filed as Appendix A to the Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 20, 2023, and incorporated herein by reference).
10.28+	Form of Restricted Stock Unit Grant Agreement (previously filed as Exhibit 10.30+ to the Company's Report on Form 10-K filed on February 27, 2024, and incorporated herein by reference).
10.29	Fourth Amendment to Second Amended and Restated Credit Agreement among Helios Technologies, Inc. as Borrower, the Guarantor parties thereto, the financial institutions party thereto from time to time as lenders, and PNC Bank, National Association, as Administrative Agent, dated March 28, 2023 (previously filed as Exhibit 10.2 to the Company's Report on Form 10-Q filed on May 9, 2023, and incorporated herein by reference).
10.30	Incremental Facility Amendment to Second Amended and Restated Credit Agreement among Helios Technologies, Inc. as Borrower, the Guarantor parties thereto, the financial institutions party thereto from time to time as lenders, and PNC Bank, National Association, as Administrative Agent, dated May 17, 20234. (previously filed as Exhibit 10.1 to the Company's Report on Form 8-K filed on May 17, 2023, and incorporated herein by reference).
10.31+	Amended and Restated Executive Officer Severance Agreement with Sean Bagan and Helios Technologies, Inc., dated February 23, 2026 (previously filed as Exhibit 10.4+ to the Company's Form 8-K filed on February 26, 2026, and incorporated herein by reference).
14	Helios Code of Business Conduct and Ethics (previously filed as exhibit 14 to the Company's Report on Form 10-K filed on March 2, 2021, and incorporated herein by reference).
19.1	Helios Insider Trading Policy (previously filed as Exhibit 19.1 to the Company's report on Form 10-K filed on February 25, 2025, and incorporated herein by reference).

21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	CEO and Certification pursuant to 18 U.S.C. § 1350.
32.2	CFO and Certification pursuant to 18 U.S.C. § 1350.
97.1	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1 (previously filed as Exhibit 97.1 to the Company's Report on Form 10-K filed on February 27, 2024, and incorporated herein by reference).
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	The cover page from the Company's Annual Report on Form 10-K for the year ended January 3, 2026, has been formatted in Inline XBRL.

+ Executive management contract or compensatory plan or arrangement.

* Certain portions of the exhibit have been omitted pursuant to Rule 601(b)(2) of Regulation S-K. The omitted information is not material.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on March 3, 2026.

HELIOS TECHNOLOGIES, INC.

By: /s/ Sean Bagan
_____
Sean Bagan, President and Chief Executive Officer

Pursuant to requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Sean Bagan Sean Bagan	President and Chief Executive Officer (Principal Executive Officer)	March 3, 2026
/s/ Jeremy Evans Jeremy Evans	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	March 3, 2026
/s/ Laura Dempsey Brown Laura Dempsey Brown	Director, Chair of the Board of Directors	March 3, 2026
/s/ Douglas M. Britt Douglas M. Britt	Director	March 3, 2026
/s/ Cariappa (Cary) Chenanda Cariappa (Cary) Chenanda	Director	March 3, 2026
/s/ Diana Sacchi Diana Sacchi	Director	March 3, 2026
/s/ Alexander Schuetz Alexander Schuetz	Director	March 3, 2026
/s/ Ian Walsh Ian Walsh	Director	March 3, 2026

Exhibit 19.1

HELIOS TECHNOLOGIES, INC.

POLICY ON CONFIDENTIALITY AND INSIDER TRADING

The Board of Directors of Helios Technologies, Inc. (the "Company) has adopted this Policy on Confidentiality and Insider Trading to protect the Company's confidential information and to assist compliance with federal laws relating to insider trading.

A.   <u>Safeguarding Confidential Information</u>. Directors, officers and employees of the Company and its subsidiaries may from time to time, in the course of the performance of their duties, become aware of valuable proprietary and confidential information concerning the Company's customers, products, and methods of doing business, including, but not limited to, information relating to trade secrets, costs, methods of operation, sales, customer lists, customer history, pricing, prospective customers, manufacturing processes, designs, products, marketing, advertising, selling techniques, personnel history, financial statements, accounting procedures, and other financial data, as well as inside information about other companies (the "Confidential Information").

If you acquire Confidential Information, you are prohibited from, at any time during your relationship with the Company <u>or thereafter</u>, publishing, disclosing, communicating or otherwise disclosing any Confidential Information to others, including other employees and family members, other than employees of the Company who are authorized to access the Confidential Information. You shall use such Confidential Information only in the performance of your duties for the Company and in accordance with any Company policies regarding the protection of Confidential Information. You agree not to use such Confidential Information for your own benefit or for the benefit of any other person or business entity. You agree to exercise all reasonable precautions to protect the integrity and confidentiality of Confidential Information in your possession, custody or control. You further agree not to remove any Confidential Information from the Company's premises except to the extent necessary to provide services to the Company. Upon the termination of your employment relationship with, or service to, the Company, or at any time upon the Company's request, you shall return immediately to the Company any and all materials containing any Confidential Information in your possession, custody, or control.

In addition, you should follow these procedures with respect to Confidential Information:

(1)   Emphasize to personnel involved in the matter the need for absolute confidentiality.

(2)   Where appropriate, use a code name in the documents involving the matter and in referring to the matter, to the extent deemed necessary by your supervisor.

(3)   Take all reasonable steps to protect the confidentiality of such information. For example, keep files and documents in a secure place, away from places where they might come into the view of personnel generally or persons coming into our offices.

(4)   Destroy documents referring to the matter that are discarded.

B.   <u>Independent Obligations</u>. Your obligations with respect to Confidential Information shall be construed as agreements independent of any other provision or term of any other oral or written agreement by, between, among, or affecting you and the Company. The existence of any claim or cause of action you may have against the Company shall not constitute a defense to the enforcement of this Policy by the Company.

C.   <u>Additional Obligations of Directors</u>. In addition to the foregoing obligations , each member of the Board of Directors has the following responsibilities:

(1)   <u>Use of Corporate Information, Opportunities and Assets</u>. Directors may not compete with the Company, or use opportunities that are discovered through the use of Company property, Company information or position, for their personal benefit or the benefit of persons or entities outside the Company without the express consent of the Audit Committee. No Director may improperly use or waste any Company asset.

(2)   <u>Confidentiality</u>. Pursuant to their fiduciary duties of loyalty and care, Directors are required to protect and hold confidential all non-public information obtained due to their directorship position absent the express or implied permission of the Board of Directors to disclose such information. Accordingly,

(i)   no Director shall use Confidential Information for his or her own personal benefit or to benefit persons or entities outside the Company; and

(ii)   no Director shall disclose Confidential Information outside the Company, either during or after his or her service as a Director of the Company, except with authorization of the Board of Directors or as may be otherwise required by law.

For Directors "Confidential Information" is as defined above and also includes all non-public information entrusted to or obtained by a Director by reason of his or her position as a Director of the Company, including, but not limited to, non-public information that might be of use to competitors or harmful to the Company or its customers if disclosed, such as:

(i)   non-public information about the Company's financial condition, prospects or plans, its marketing and sales programs and research and development information, as well as information relating to mergers and acquisitions, stock splits and divestitures;

(ii)   non-public information concerning possible transactions with other companies or information about the Company's customers, suppliers or joint venture partners, which the Company is under an obligation to maintain as confidential; and

2

(iii)   non-public information about discussions and deliberations relating to business issues and decisions, between and among employees, officers and Directors.

D.   <u>Prohibition against Insider Trading</u>. Federal and state securities laws prohibit the purchase or sale of securities of a public company on the basis of material non-public information. The Insider Trading and Securities Fraud Enforcement Act of 1988 (the "Act") was enacted to improve the procedures for the prevention of insider trading and to increase the penalties for insider trading. All personnel should be familiar with this Policy and understand the severity of the consequences of improper use of "inside" information in violation of federal laws and this Policy.

It is the Company's policy that all of its Directors, officers and employees, and those of its subsidiaries, are prohibited absolutely from trading, directly or indirectly through family members or entities which they control or otherwise, in any security on the basis of inside information, and communicating that information to others, in violation of federal law, whether or not it is a security of the Company.

Under existing law, if you buy or sell securities (*e.g.* stock, stock options, debentures, etc.) of a public company, such as the Company, with knowledge of material, non‑public ("inside") information which you have gained, or which you have reason to believe was gained by your informant, through a confidential relationship, or communicate such information to another person who trades on the basis of the information, you subject yourself and, under certain circumstances, *the Company and its management*, to possible severe civil and criminal liability under federal securities and other laws.

In short, if you buy or sell securities in publicly traded companies, or suggest to others that they buy or sell such securities, when you have inside information that is not available to the public, you risk severe penalties. Such activity is referred to as "insider trading." Inside information should not be communicated to anyone, except in the proper performance of your duties for the Company. "Anyone" means *anyone*, and includes members of your family, friends, and strangers.

The phrase "buy or sell securities" includes selling the securities short (*e.g.*, selling securities that you do not own), trading in options to buy or sell securities, and any other transaction by which you seek to profit from inside information. It does not include the exercise of HLIO stock options (although it does include sales of some or all of the shares purchased upon exercise, including sales made in order to pay the exercise price in a "cashless exercise"). The Policy also applies to your election to alter your election percentage in the Company's Employee Stock Purchase Plan for each enrollment period, and to your sales of HLIO stock purchased under the Plan, but it does not prohibit purchases of HLIO stock by the Plan administrator on your behalf pursuant to an election made to contribute to the Plan made by you when not in possession of inside information.

Personnel subject to this Insider Trading Policy are responsible for assuring that their family members comply with the foregoing restrictions on trading. A Helios director, officer or employee may be subject to penalties for insider trading as a "controlling person" with respect to others, including members of the person's immediate family or personal household, as well as any entity in which he or she, or a member of his or her immediate family or personal household, has a controlling interest, if such other person or entity engage in insider trading. A "controlling person" is one who has the power to influence or control the activities of another person, such as the trustee of a trust, a general partner in a partnership or the president of a corporation. The Policy's restrictions on trading do not apply to entities such as mutual funds where investment decisions are made by the fund manager, or other entities where an unaffiliated, independent person makes the investment decisions.

E.   Penalties for Insider Trading. If you violate federal law by engaging in insider trading, you are subject to,

(1)   disgorging any profit realized, or loss avoided,

(2)   a civil penalty up to three times that amount in an action by the Securities and Exchange Commission ("SEC"), and

(3)   criminal penalties (up to $5,000,000 plus 20 years in prison, or both).

Under the Act, the Company and members of management who are deemed to be "controlling persons" of a Helios employee may be subject to a civil penalty of up to the greater of $1,000,000 or three times the profit gained or loss avoided in respect to violations of federal insider trading laws by the employee.

In addition, any employee of the Company who violates federal securities laws or this Policy may be subject to dismissal from the Company.

You are subject to these liabilities and penalties even though you do not profit from your possession of inside information. Disclosing inside information to others ("tipping"), even casually in a social setting, is unlawful if that person trades with that information.

The SEC is authorized to pay bounties to persons who provide information leading to the imposition of a civil penalty, up to 10% of the amount of the penalty.

F.   Inside Information. Common examples of material information that constitutes inside information until publicly disclosed are a probable sale of a company at a premium over the market price for its securities, a proposed tender offer for the company's stock, a favorable acquisition, an increase or a decline in earnings, an extraordinary gain or loss not previously disclosed, reduction or discontinuance of the payment of dividends, failure to pay obligations when due, filing for reorganization under Chapter 11 of the Bankruptcy Act, announcement of a significant previously undisclosed liability, announcement of a significant new product, and so forth. These are merely examples, most of which are known to you from reading the newspapers.

Information is deemed to be "material" if a reasonable investor would consider it important in making a decision to buy, sell or hold a security of a company – in short, any information which might affect the price of the securities of a company.

If you are uncertain whether information that you have is "material," you may consult with the Policy Administrator (*see* Section I). In addition, you might apply the "gut" test, which is simply this: If you think trading may be wrong, it probably is. Posed another way, would you be embarrassed if your trading is disclosed on the front pages of the local newspaper or other local media? If you have material, non‑public information, you must not trade until the information has been made public and the trading market has had an opportunity to fully absorb the information. To avoid the appearance of impropriety, *as a general rule, information should not be considered fully absorbed by the marketplace for one full business day after the information is released.* For example, if the Company issues a press release on Monday after market close, you should not trade until Wednesday. If the Company issues a press release on Friday after market close, you should not trade until Tuesday.

Information relating to the possible acquisition of another company could also be inside information. If the other company is another public company, this would be inside information with respect to both companies. The circumstances may arise over time where you may be able to determine on the basis of activity in the office that the Company is involved in such an acquisition. It is a violation of this Policy to trade on the basis of such an "educated guess" or to communicate your guess to another person.

G.   Trading Policy for Directors, Officers, and Certain Specified Employees. As explained above, it is unlawful for anyone to trade public securities at any time on the basis of inside information. The following policy (the "Blackout and Pre-clearance Trading Policy") has been adopted by the Board of Directors to assist all Directors and officers, as well as specified other personnel of the Company and its subsidiaries, in avoiding inadvertent trading at times when inside information may be circulating within the Company. Compliance with this policy does not change the general rule against insider trading based on actual possession of inside information. If you are aware of inside information regarding the Company, you are absolutely prohibited from trading in the Company's securities.

Blackout and Pre-clearance Trading Policy

All Directors and officers, as well as other personnel of the Company and its subsidiaries who are notified by the Company that they are subject to this Blackout and Pre-clearance Trading Policy, are prohibited from trading in the Company's securities during the period from the last day of each fiscal quarter until the second business day after the issuance by the Company of the press release announcing the Company's earnings for such quarter.[1] Further, each such person is *required to clear in advance* with the Policy Administrator any and all proposed transactions involving the Company's securities by him or her, members of his or her immediate family, and any entity in which he or she, or a member of his or her immediate family, is a "controlling person" as described on page 3. The Policy Administrator will maintain a written record of clearances given or withheld. Clearance by the Policy Administrator will not constitute a

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[1] For clarification purposes, if the press release is made before market opens and trading commences on the New York Stock Exchange on any business day, then that day would count as the first business day and trading may commence the next business day.

determination that information known to such person, but not disclosed to the Policy Administrator, is not inside information.

Notwithstanding the foregoing restrictions, trades may be made pursuant to a trading plan adopted pursuant to SEC Rule 10b5-1, so long as the trading plan has been provided in advance to, and approved with respect to form and timing of initiation of trading by, the Policy Administrator. Entry into a Rule 10b5-1 trading plan may be entered into only during an open trading window and when the covered person is not in possession of any material, non-public information.

Although this Policy may seem restrictive, it is the goal of the Company that Directors, officers and other employees of the Company and its subsidiaries who have general access to inside information and who acquire securities of the Company should do so with the intention of owning the securities for a period of years, and not with the intention of realizing a short-term profit based on temporary circumstances.

H.   Prohibited Transactions. You, your spouse, other persons living in your household and minor children and entities over which you exercise control, are prohibited from engaging in the following transactions in the Company's securities, unless advance approval is obtained from the Policy Administrator:

- *Short sales*. You should at no time sell the Company's securities short (*i.e.*, sell Company securities that you do not already own);

- *Short-term trading*. If you purchase or sell the Company's securities, you may not conduct an opposite way transaction in any Company securities of the same class for at least six (6) months after the purchase or sale;

- *Trading on Margin or Pledging*. You may not hold Company securities in a margin account or pledge Company securities as collateral for a loan; and

- *Hedging*. You may not enter into hedging transactions or other financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of the Company's securities.

I.   Policy Administrator. The Chief Legal & Compliance Officer of the Company, or in his or her absence, the Chief Financial Officer, shall act as the Policy Administrator and shall be responsible for administrative implementation of this Policy. The Policy Administrator is authorized to take appropriate action for any known or suspected violations of or non‑compliance with the Policy.

J.   Questions. Any questions concerning this Policy or its application to any particular circumstances should be directed to the Policy Administrator.

Adopted by the Board of Directors: December 8, 2021

Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Organized under the laws of	Additional Name Under Which Subsidiary Does Business
Balboa Water Group, LLC	Delaware	
Custom Fluidpower Vietnam Company Ltd.	Vietnam	
Daman Products Company, LLC	Indiana	
Enovation Controls, LLC	Oklahoma	Murphy, Zero Off
Enovation Controls Europe, Ltd.	United Kingdom	
Enovation Controls, Ltd.	United Kingdom	
Enovation Controls India Private Limited	India	
Faster S.r.l.	Italy	Faster
Faster Inc.	Ohio	Faster
Faster Hydraulics Canada Corp.	Canada	
Faster Hydraulics Pvt. Ltd.	India	Faster
Faster Hydraulics Shanghai Co. Ltd.	The People's Republic of China	Faster
Faster do Brasil Ltda.	Brazil	Faster
Guwing Holdings Pty. Ltd.	Australia	
Helios Center of Engineering Excellence	Delaware	
Helios Hydraulics Americas, LLC	Delaware	
HydroAir International ApS	Denmark	
NEM S.r.l.	Italy	
i3 Product Development, LLC	Wisconsin	
Schultes Precision Manufacturing, Inc.	Illinois	
Spa & Bath Holdings, Inc	Delaware	
Sun Hydraulics LLC	Florida	
Sun Hydraulik Holdings Limited	United Kingdom	Sun Hydraulics
Sun Hydraulics Limited	United Kingdom	Sun Hydraulics
Sun Hydraulik GmbH	Germany	Sun Hydraulics
Sun Hydraulics Korea Corporation	South Korea	Sun Hydraulics
Sun Hydraulics (China) Co Ltd.	The People's Republic of China	Sun Hydraulics
Sun Murphy International Trading (Shanghai) Co., Ltd.	The People's Republic of China	
Polyusus Lux IV S.A.R.L.	Luxembourg	

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 3, 2026, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of Helios Technologies, Inc. on Form 10-K for the year ended January 3, 2026. We consent to the incorporation by reference of said reports in the Registration Statements of Helios Technologies, Inc. on Forms S-8 (File No. 333-272462, File No. 333-232173, File No. 333-158245, File No. 333-124174, and File No. 333-66008).

/s/ Grant Thornton LLP

Tampa, Florida
March 3, 2026

Exhibit 31.1

CERTIFICATION

I, Sean Bagan, certify that:

1.   I have reviewed this Annual Report on Form 10-K for the year ended January 3, 2026, of Helios Technologies, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 3, 2026

/s/ Sean Bagan
_____
Sean Bagan
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Jeremy Evans, certify that:

1.   I have reviewed this Annual Report on Form 10-K for the year ended January 3, 2026, of Helios Technologies, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 3, 2026

/s/ Jeremy Evans
_____
Jeremy Evans
Executive Vice President, Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. § 1350

I, Sean Bagan, the President and Chief Executive Officer of Helios Technologies, Inc. (the "Company"), certify that (i) the Annual Report on Form 10-K for the Company for the year ended January 3, 2026 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Sean Bagan

Sean Bagan
President and Chief Executive Officer
March 3, 2026

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. § 1350

I, Jeremy Evans, the Chief Financial Officer of Helios Technologies, Inc. (the "Company"), certify that (i) the Annual Report on Form 10-K for the Company for the year ended January 3, 2026 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jeremy Evans
_____
Jeremy Evans
Executive Vice President, Chief Financial Officer
March 3, 2026

CORPORATE INFORMATION



PICTURED ABOVE: BOARD OF DIRECTORS

BOARD OF DIRECTORS

Laura Dempsey Brown
Chair of the Board; Retired Senior
Vice President, Communications
& Investor Relations
W.W. Grainger, Inc.

Sean Bagan
President & Chief Executive Officer
Helios Technologies

Douglas Britt
President & Chief Executive Officer
Boyd Corporation

Cariappa (Cary) Chenanda
Former Executive Vice President &
President Novelis North America

Diana Sacchi
Chief Human Resources Officer
Grameen America

Alexander Schuetz, PhD
Chief Executive Officer
Knauf Engineering GmbH

Ian Walsh
Chief Executive Officer
FDH Aero

MANAGEMENT

Sean Bagan
President & Chief Executive Officer

Billy Aldridge
President, Electronics

Matteo Arduini
President, Hydraulics,
Fluid Conveyance Technology (FCT)

Jeremy Evans
Executive Vice President,
Chief Financial Officer

Van Franklin
Vice President,
Information Technologies

Marc Greenberg, Esq.
Executive Vice President,
General Counsel & Secretary

Rick Martich
President, Hydraulics,
Motion Control Technology (MCT)

Jean-Pierre "JP" Parent
Senior Vice President & Managing
Director, Balboa Water Group

Shaun Polasky
Vice President,
Human Resources

ANNUAL MEETING

Monday, June 15, 2026
8:30 AM CDT/9:30 AM ET
The Mayo Hotel
Tulsa, OK

INDEPENDENT AUDITORS

Grant Thornton, LLP
Tampa, FL

TRANSFER AGENT

Computershare
Canton, MA

CORPORATE HEADQUARTERS

Helios Technologies, Inc.
7456 16th Street East
Sarasota, FL 34243
+1-941-362-1200
www.heliostechnologies.com

COMMON STOCK INFORMATION

New York Stock Exchange
Symbol: HLIO

INVESTOR RELATIONS

Tania Almond
Vice President, Investor Relations &
Corporate Communication

Investor@HeliosTechnologies.com

A copy of the Company's Form 10-K,
filed with the Securities and
Exchange Commission, will be
furnished free of charge on written
request to:

Helios Technologies, Inc.
Investor Relations
7456 16th Street East
Sarasota, FL 34243

SUMMARY OF TRADING

For the Calendar Year 2025

Quarter	Low	High
First	$32.09	$46.10
Second	$25.71	$33.72
Third	$34.16	$55.89
Fourth	$47.11	$57.76

CASH DIVIDENDS DECLARED

Cash dividends are declared quarterly and
have been paid since the Company went
public in 1997. On March 20, 2026, the
quarterly dividend was increased 33% for
the first time in Company history.

Quarter	2025
First	$0.09
Second	0.09
Third	0.09
Fourth	0.09
Total	$0.36

FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied by such statements. They include statements regarding current expectations, estimates, forecasts, projections, our beliefs and assumptions made by Helios Technologies, Inc. ("Helios" or the "Company"), its directors or its officers about the Company and the industry in which it operates, and assumptions made by management, and include among other items, (i) the Company's strategies regarding growth, including its intention to develop new products and acquisitions; (ii) the effectiveness of creating the Centers of Excellence; (iii) the Company's financing plans; (iv) trends affecting the Company's financial condition or results of operations; (v) the Company's ability to continue to control costs and to meet its liquidity and other financing needs; (vi) the Company's ability to declare and pay dividends; and (vii) the Company's ability to respond to changes in customer demand domestically and internationally, including as a result of standardization. In addition, we may make other written or oral statements, which constitute forward-looking statements, from time to time. Words such as "may," "expects," "projects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words, and similar expressions are intended to identify such forward-looking statements.

Factors that could cause actual results to differ materially from what is expressed or forecasted in such forward-looking statements include, but are not limited to: (i) the Company's ability to respond to global economic trends and changes in customer demand domestically and internationally, including as a result of standardization and the cyclical nature of its business, which can adversely affect the demand for capital goods, (ii) supply chain disruption and the potential inability to procure goods; (iii) conditions in the capital markets, including the interest rate environment and the continued availability of capital on terms acceptable to the Company, or at all; (iv) global and regional economic and political conditions, including inflation (or hyperinflation), exchange rates, changes in the cost or availability of energy, transportation, the availability of other necessary supplies and services and recession; (v) changes in the competitive marketplace that could affect the Company's revenue and/or cost basis, such as increased competition, lack of qualified engineering, marketing, management or other personnel and increased labor and raw materials costs; (vi) risks related to health epidemics, pandemics and similar outbreaks, which may have material adverse effects on the Company's business, financial position, results of operations and cash flows; (vii) risks related to the Company's international operations, including the potential impact from ongoing geopolitical conflicts in Ukraine and the Middle East; (viii) new product introductions, product sales mix and the geographic mix of sales nationally and internationally; and (ix) stakeholders, including regulators, views regarding the Company's environmental, social and governance goals and initiatives, and the impact of factors outside of the Company's control on such goals and initiatives.

Further information relating to factors that could cause actual results to differ from those anticipated is included but not limited to information under the heading Item 1. "Business" and Item 1A. "Risk Factors" in the Company's Form 10-K for the year ended January 3, 2026, filed with the Securities and Exchange Commission (SEC) on March 3, 2026, as well as any subsequent filings with the SEC.





HELIOS TECHNOLOGIES

HLIO LISTED NYSE

HELIOS TECHNOLOGIES.COM

7456 16th Street East
Sarasota, FL 34243
+1-941-362-1200